UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2024**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number **001-37386**

FTAI INFRASTRUCTURE INC.

(Exact name of registrant as specified in its charter)

Delaware	**87-4407005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1345 Avenue of the Americas, 45th Floor New York NY	**10105**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(212) 798-6100**

(Former name, former address and former fiscal year, if changed since last report) **N/A**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of exchange on which registered:
Common stock, par value $0.01 per share	FIP	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $864.0 million, calculated based on the closing price of the common stock on the Nasdaq Global Select Market on that date.

As of March 10, 2025, the number of outstanding shares of the registrant's common stock was 113,941,865 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2025 annual meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FTAI INFRASTRUCTURE INC.
INDEX TO FORM 10-K

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but instead are based on our present beliefs and assumptions and on information currently available to us. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "target," "projects," "contemplates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, that the future plans, estimates or expectations contemplated by us will be achieved.

Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. The following is a summary of the principal risk factors that make investing in our securities risky and may materially adversely affect our business, financial condition, results of operations and cash flows. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in Part II, Item 1A, "Risk Factors" of this report. We believe that these factors include, but are not limited to:

- our ability to successfully operate as a standalone public company;
- changes in economic conditions generally and specifically in our industry sectors, and other risks relating to the global economy, including, but not limited to, the Russia-Ukraine conflict, the Israel-Hamas conflict, public health crises, changes in or the imposition of new tariffs, and any related responses or actions by businesses and governments;
- reductions in cash flows received from our assets;
- our ability to take advantage of acquisition opportunities at favorable prices;
- a lack of liquidity surrounding our assets, which could impede our ability to vary our portfolio in an appropriate manner;
- the relative spreads between the yield on the assets we acquire and the cost of financing;
- adverse changes in the financing markets we access affecting our ability to finance our acquisitions;
- customer defaults on their obligations;
- our ability to renew existing contracts and enter into new contracts with existing or potential customers;
- the availability and cost of capital, including for future acquisitions, to refinance our debt and to fund our operations;
- concentration of a particular type of asset or in a particular sector;
- competition within the rail, energy and intermodal transport sectors;
- the competitive market for acquisition opportunities;
- risks related to operating through joint ventures, partnerships, consortium arrangements or other collaborations with third parties;
- our ability to successfully integrate acquired businesses;
- obsolescence of our assets or our ability to sell our assets;
- exposure to uninsurable losses and force majeure events;
- infrastructure operations and maintenance may require substantial capital expenditures;
- the legislative/regulatory environment and exposure to increased economic regulation;
- exposure to the oil and gas industry's volatile oil and gas prices;
- our ability to maintain our exemption from registration under the Investment Company Act of 1940 and the fact that maintaining such exemption imposes limits on our operations;
- our ability to successfully utilize leverage in connection with our investments;
- foreign currency risk and risk management activities;
- effectiveness of our internal control over financial reporting;
- exposure to environmental risks, including natural disasters, increasing environmental legislation and the broader impacts of climate change;
- changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;
- actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;
- our dependence on FIG LLC (the "Manager") and its professionals and actual, potential or perceived conflicts of interest in our relationship with our Manager;

- effects of the recently completed acquisition of Softbank Group Corp.'s ("Softbank") equity in Fortress Investment Group LLC ("Fortress") by certain members of management of Fortress and Mubadala Capital, a wholly owned asset management subsidiary of Mubadala Investment Company ("Mubadala");
- volatility in the market price of our stock;
- the inability to pay dividends to our stockholders in the future; and
- other risks described in the "Risk Factors" section of this report.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. The forward-looking statements made in this report relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Item 1. Business

Our Company

FTAI Infrastructure Inc. ("we", "us", "our", or the "Company") is in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation, energy and industrial products industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). In connection with the spin-off, FTAI Infrastructure LLC converted into FTAI Infrastructure Inc., a Delaware corporation, and acquired all of the material assets and investments that comprised FTAI's infrastructure business ("FTAI Infrastructure"). On August 1, 2022 (the "Spin-off Date"), FTAI distributed to the holders of FTAI common shares, one share of FTAI Infrastructure Inc. common stock for each FTAI common share held by such shareholder at the close of business on July 21, 2022, and we became an independent, publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP."

Our operations consist of four primary business lines: (i) Railroad, (ii) Ports and Terminals, (iii) Power and Gas and (iv) Sustainability and Energy Transition. Our Railroad business primarily invests in and operates short line and regional railroads in North America. Our Ports and Terminals business, consisting of our Jefferson Terminal and Repauno segments, develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products including crude oil, refined products and clean fuels. Through an equity method investment, our Power and Gas business develops and operates facilities, such as a 485-megawatt power plant at the Long Ridge terminal in Ohio, that leverage the property's location and key attributes to generate incremental value. Our Sustainability and Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products or enable customers to reduce their carbon footprint. For the year ended December 31, 2024, our Railroad business accounted for 54% of our total revenue and our Ports and Terminals business accounted for 29% of our total revenue. Corporate and other sources accounted for the remaining 17% of our total revenue.

We target sectors that we believe value strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe will generate strong risk-adjusted returns. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. While leverage on any individual asset may vary, we target overall corporate leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

We expect to continue to invest in such market sectors and pursue additional investment opportunities in other infrastructure businesses and assets we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-lived assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager's expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today's marketplace, will allow us to take advantage of these opportunities. As of December 31, 2024, we had total consolidated assets of $2.4 billion and redeemable preferred stock and equity of $0.5 billion.

Our Strategy

We invest across a number of major sectors including energy, intermodal transport, ports and terminals and rail, and we may pursue acquisitions in other areas as and when opportunities arise in the future. In general, we seek to own a diverse mix of high-quality infrastructure facilities, operations and equipment within our target sectors that generate predictable cash flows in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets across sectors, we can select from among the best risk-adjusted investment opportunities, while avoiding overconcentration in any one segment, further adding to the stability of our business.

We take a proactive investment approach by identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson Terminal, Repauno and Long Ridge sites, in addition to our other assets, as discussed below.

Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flows of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.

We have a robust current pipeline of potential investment opportunities. This current pipeline consists of opportunities for renewable and non-renewable energy, intermodal, rail and port-related investments.

Asset Acquisition Process

Our strategy is to acquire assets that we believe are essential to global infrastructure. We acquire assets that are used by major operators of infrastructure networks. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have significant cash flow and upside potential from earnings growth and asset appreciation.

We approach markets and opportunities by first developing an asset acquisition strategy with our Manager and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities through our Manager's network of industry relationships in order to find, structure and execute attractive acquisitions. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities. We are selective in the assets we pursue and efficient in the manner in which we pursue them.

Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.

We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty.

Management Agreement

We are externally managed by our Manager, an affiliate of Fortress, which has a dedicated team of experienced professionals focused on the acquisition of infrastructure assets since 2002. On December 27, 2017, SoftBank completed its acquisition of Fortress. On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress from Softbank. While Fortress's senior investment professionals are expected to remain at Fortress, including those individuals who perform services for us, there can be no assurance that the transaction will not have an adverse impact on us or our relationship with our Manager.

Pursuant to the terms of the management agreement with our Manager (the "Management Agreement"), our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial six-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (including redeemable preferred stock, but excluding non-controlling interests) determined on a consolidated basis in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as of the last day of the two most recently completed months multiplied by an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.

Our Portfolio

The following primarily comprise our Railroad business:

Transtar

Transtar is comprised of six short-line freight railroads and one switching company: the Gary Railway Company, Indiana; The Lake Terminal Railroad Company, Ohio; East Ohio Valley Railroad Company, Ohio; Fairfield Southern Company Inc., Alabama; Delray Connecting Railroad Company, Michigan; Texas & Northern Railroad Company, Texas; and the Union Railroad Company LLC, Pennsylvania. Gary Railway Company, Indiana and Union Railroad Company LLC, Pennsylvania connect to two of U.S. Steel Corporation's ("USS") largest production facilities in North America.

FTAI and USS also entered into an exclusive strategic rail partnership under which we will provide rail service to USS for an initial term of 15 years with minimum volume commitments for the first five years. Through operational improvements and potential long-term development projects, we intend to enhance performance of under-utilized Transtar assets.

Acquisition of Transtar

On July 28, 2021, FTAI completed the purchase of 100% of the equity interests of Transtar, which was a wholly owned short-line railroad subsidiary of USS, for a cash purchase price of $640.0 million, subject to certain customary adjustments set forth in the Transtar Purchase Agreement (the "Transtar Acquisition"). As of December 31, 2024, Transtar has approximately 440 employees, of which approximately 340 are subject to collective bargaining agreements.

Railway Services Agreement

On July 28, 2021, in connection with the closing of the Transtar Acquisition, Transtar, certain Transtar subsidiaries (together with Transtar, the "Transtar Parties"), and USS entered into a railway services agreement (the "Railway Services Agreement"). Under the Railway Services Agreement, for an initial term of 15 years from and after the closing of the Transtar Acquisition, Transtar will continue to provide USS with rail haulage, switching and transportation services at USS's facilities in and around Gary, Indiana, Pittsburgh, Pennsylvania, Fairfield, Alabama, Ecorse, Michigan, Lorain, Ohio and Lone Star, Texas, including but not limited to: railcar maintenance and repair services, locomotive maintenance, inspection and repair services, maintenance-of-way services, car management services, and rail and material handling services. The first five years of the Railway Services Agreement term contain the following minimum annual dollar value requirements: (i) from the closing until the first anniversary, $85.8 million, (ii) from the first anniversary until the second anniversary, $92.3 million, (iii) from the second anniversary until the third anniversary, $94.5 million, (iv) from the third anniversary until the fourth anniversary, $103.5 million and (v) from the fourth anniversary until the fifth anniversary, $106.5 million.

The following primarily comprise our Ports and Terminals business:

Jefferson Terminal

Jefferson Terminal develops, owns and operates port terminals in southeast Texas, on the U.S. Gulf Coast. Jefferson Terminal's largest capacity port terminal is located at the Port of Beaumont, which is a deep-water port complex on the Sabine-Neches Waterway and among the busiest cargo ports in the United States (the "Port"). Jefferson Terminal leases 185 developed or developable waterfront acres from the Port. As part of the lease, Jefferson Terminal holds an exclusive right to operate as the sole handler of liquid hydrocarbons at the Port.

On its leased land, Jefferson Terminal has developed a large multi-modal crude oil and refined products storage, transloading and handling terminal. As part of a public-private strategy for the terminal build-out, the terminal improvements located on the Port's land are generally owned by the Port, and operated and managed by Jefferson Terminal under a long-term lease. Some terminal improvements and equipment at the Port are owned by Jefferson Terminal and Jefferson Terminal also owns and operates various facilities and assets located outside of the Port's land, including pipelines for transportation of crude oil and refined products into and out of the terminal.

Due to the success of this integrated public-private build-out approach, Jefferson Terminal's main port terminal has a unique combination of six rail loop tracks with direct rail service from three Class I railroads, multiple direct pipeline connections to major refineries and interstate pipeline systems, three docks for loading and unloading barges and deep-water marine vessels, 6.2 million barrels of heated and unheated storage tanks, and facilities that are equipped to handle multiple types of products, including refined products and both light and heavy grade crude oils (with the ability to heat heavy crude for unloading prior to storing and blending), coupled with a prime location in the heart of a region that is home to refineries collectively representing an estimated 2.7 million barrels per day of refining capacity.

Its prime location and extensive optionality make Jefferson Terminal's main port terminal well suited to provide logistics solutions to customers that include regional and global refiners, with the ability to offer a suite of services including heating, blending, storage, and multi-modal receipt and redelivery. At this location, Jefferson Terminal handles, stores, and blends light and heavy crudes received by pipeline, rail or waterborne transportation from most major North American production markets, including Western Canada, the Uinta Basin, and the Permian Basin, for onward transportation to domestic destinations and international markets; as well as storing and handling refined products, including automotive gasoline, diesel fuel, and other products, destined for domestic and foreign markets in North and South America.

Heavy crude oils, such as those produced in Utah and Western Canada, are in high demand on the Gulf Coast, as many of these refineries are specifically configured to process heavier feedstocks. As the production of North American heavy crude grows, the resulting high demand for infrastructure capable of handling this type of crude provides opportunities for well-positioned Gulf Coast terminals. Increased production of North American heavy crude in excess of existing takeaway capacity is expected to increase demand for crude-by-rail transportation to the Gulf Coast, as the high viscosity of heavy and waxy crude makes it well-suited for transport by rail (as opposed to pipeline). Jefferson Terminal's main location is one of only a few terminals on the Gulf Coast that has heated rail unloading systems specifically capable of handling these heavier grades of crude received by rail.

International demand for U.S.-sourced refined products continues to increase. This has spurred a rapid need for rail and marine terminal facilities, as well as storage capacity on both sides of the U.S.-Mexico border and other locations in Latin America. To meet such increased demand, Jefferson Terminal, utilizing the flexibility of the facilities at its main terminal location, operates a refined products export system consisting of receiving several grades of refined products by direct pipeline connections from a large area refinery and from inland barge, storing the various products in 19 tanks with a combined capacity of approximately 3.2 million barrels, and loading the products to ships, barges, and unit trains via its rail facilities consisting of a 20 spot rail car loading system with the capacity to load approximately 70,000 barrels per day. The capabilities and optionality provided by its facilities, illustrated by this current functionality, make Jefferson Terminal's main location one of the premier international refined products export terminals in the U.S. Gulf Coast.

In addition to its main terminal located at the Port, Jefferson Terminal has an approximately 596-acre industrial property and port terminal complex located in Nederland, Texas ("Jefferson Terminal South"). The Jefferson Terminal South complex is equipped with barge docks, a deep-water ship dock, and rail facilities capable of handling multiple specialty chemicals including ammonia and aniline. Jefferson Terminal owns approximately 544 acres of the land at Jefferson Terminal South and leases an additional 52 acres. Further to the success of the public-private build-out of its primary terminal location, Jefferson Terminal conveyed a 52-acre waterfront area of Jefferson Terminal South to the Port for purposes of development, with the grant by the Port of a long-term lease of the land and assets to Jefferson Terminal. Under the lease, Jefferson Terminal develops and operates the property.

Jefferson Terminal is currently constructing a new ship dock at Jefferson Terminal South to handle blue ammonia for an adjacently-located customer under a 15-year throughput agreement. Jefferson Terminal is also currently exploring multiple opportunities for future development at Jefferson Terminal South. At the main terminal location, Jefferson Terminal's recent expansion projects included the construction of a second ship dock, which was completed in 2023, as well as the completion of 10 new tanks and related infrastructure, representing approximately 1.9 million barrels of storage capacity. In response to customer demand, Jefferson Terminal is currently undertaking a project that will equip an existing, operational 14-mile crude oil pipeline with bi-directional flow capability, enabling Jefferson Terminal's customers to access light crude oil volumes from multiple sources.

In addition to its activities at the Jefferson Terminal main location and Jefferson Terminal South, Jefferson Terminal owns several other energy and infrastructure-related assets, including 299 tank railcars for the purpose of leasing to third parties; pipeline rights-of-way; as well as an approximately 50-acre property with inter-coastal waterway access. These assets can be deployed or developed in the future to meet market demands for transportation and logistics, and if successfully deployed or developed, may represent additional opportunities to generate stable, recurring cash flow.

Repauno

During 2016, through Delaware River Partners LLC ("DRP"), a consolidated subsidiary, FTAI purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. We currently hold an approximately 98% economic interest, and a 100% voting interest in DRP. DRP is solely reliant on us to finance its activities and therefore is a variable interest entity ("VIE"). We concluded that we are the primary beneficiary; accordingly, DRP has been presented on a consolidated basis in the accompanying financial statements.

As one of the newest marine terminals on the Delaware River, Repauno is uniquely positioned as a premier multimodal facility on the Atlantic Seaboard. The deep-water terminal is located on 1,600 acres in Gibbstown, New Jersey with underground granite storage cavern infrastructure, a multipurpose dock and convenient truck access to two major interstate highways.

Shortly after the end of 2020, DRP completed its state-of-the-art rail-to-ship transloading system. This allows DRP to load or unload Liquified Petroleum Gas ("LPG") marine vessels from its new wharf, including 10 fully refrigerated LPG marine vessels loaded in 2024. As one of the newest marine terminals on the Delaware River, Repauno is designed to safely and efficiently handle a wide variety of freight, providing critical logistics services to a multitude of industrial segments. In addition, Repauno is expanding its storage and transloading capacity, and pursuing accretive sustainable energy projects such as the export of green hydrogen and the development of a recycling facility on-site (see discussion of Clean Planet USA below).

The following primarily comprise our Power and Gas business:

Long Ridge Energy & Power

During 2017, through Ohio River Partners Shareholder LLC ("ORP"), a consolidated subsidiary, FTAI purchased 100% of the interests in the assets of Long Ridge Energy & Power LLC ("Long Ridge"), which consisted primarily of land, buildings, railroad track, docks, water rights, site improvements and other rights. In December 2019, ORP contributed its equity interests in Long Ridge into Long Ridge Terminal LLC and sold a 49.9% interest to Labor Impact Fund L.P., an investment fund managed by GCM Grosvenor, for $150 million in cash.

As a result of the sale of the interest noted above, the Company decreased its interest and no longer controlled Long Ridge but retained significant influence, and therefore used the equity method of accounting to account for its investment.

In October 2021, Long Ridge completed its construction of its now fully functional 485-megawatt combined-cycle power plant at the site and the associated plans to self-supply the natural gas fuel requirements for the plant. Long Ridge operates one of the Appalachian Basin's leading multimodal energy terminals, with nearly 300 acres of flat land, two barge docks on the Ohio River, a unit-train-capable loop track and direct highway access.

Long Ridge continues to evaluate opportunities to deploy its assets for sustainable and traditional energy projects and other value-driving enterprises, including artificial intelligence data centers.

Long Ridge continues to explore its ability to eventually run its power plant on carbon-free hydrogen. In collaboration with General Electric, Long Ridge has test-blended carbon-free hydrogen as a fuel and intends to continue testing to increase that blend over time by blending hydrogen in the gas stream and transitioning the plant to be capable of burning 100% green hydrogen over the next decade. In April 2022, Long Ridge became the first large scale gas power plant in the U.S. to test blend hydrogen as a fuel. This is also the first GE-H class turbine in the world to achieve this milestone. Long Ridge has continued to evaluate opportunities for plant integration of hydrogen blending and to ensure safe and reliable industrial practices. For initial testing of hydrogen blending, Long Ridge has access to nearby industrial byproduct hydrogen. For the production of green hydrogen through electrolysis, Long Ridge has direct access to water from the Ohio River.

During 2022, Long Ridge West Virginia LLC ("Long Ridge WV") purchased rights to natural gas properties in West Virginia. Long Ridge WV is focusing on energy and gas development in the West Virginia region.

On February 19, 2025, Long Ridge completed a comprehensive refinancing of its business, which included the issuance of $1.0 billion of debt securities which were used to: 1) repay existing outstanding indebtedness, 2) terminate certain power swap agreements and reprice two others at significantly higher prices, 3) pay fees and expenses associated with the refinancing, 4) fund certain reserve accounts and 5) fund general corporate purposes. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 25, 2025 for further information on the refinancing. As part of the refinancing, Long Ridge WV, a company owned by us and Labor Impact Fund L.P. in the same proportion as Long Ridge, was contributed to Long Ridge Energy LLC, a 100% owned subsidiary of Long Ridge, as part of the refinancing.

On February 26, 2025, we repurchased from Labor Impact Fund L.P. its 49.9% interest for certain equity and debt securities along with cash. Accordingly, commencing in the first quarter of 2025, we will be fully consolidating the assets, liabilities and results of operations into our financial statements. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for further information on the acquisition of the remaining 49.9% interest.

The following primarily comprise our Sustainability and Energy Transition business:

Aleon and Gladieux

In September 2021, FTAI acquired 1% of the Class A shares and 50% of the Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns a 100% interest in Gladieux and Aleon. Gladieux specializes in recycling spent catalyst produced in the petroleum refining industry. Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and Gladieux are governed by separate boards of directors. Due to an internal reorganization of GM-FTAI Holdco LLC in June 2022, we now own a 27.4% indirect equity interest in each of Gladieux and Aleon.

Clean Planet USA

On November 19, 2021, FTAI and UK green-tech company Clean Planet Energy announced the formation of a joint venture partnership to develop Clean Planet USA ecoPlants in key North American markets. The first Clean Planet USA ecoPlant is under development at the Repauno Port & Rail Terminal in Gibbstown, New Jersey, where the plant is planned to initially process 20,000 tons of waste plastics each year. In addition, the Clean Planet USA business development team is advancing multiple additional projects with agreements in place for plastic-waste supply in Alabama, Texas, Florida, the Dominican Republic, and other North American markets.

Clean Planet USA ecoPlants are green recycling facilities that convert traditionally non-recyclable waste plastics into ultra-clean fuels and oils, and circular naphtha to support the manufacture of new plastics. An ecoPlant can accept and process plastics from all classifications, including those which are almost always rejected by traditional recycling centers and sent to landfill or incineration.

CarbonFree

In December 2021, FTAI purchased $10 million in convertible notes of CarbonFree. CarbonFree has developed patented technologies to capture carbon dioxide from industrial emissions sources and convert it to usable and storable products.

Long Ridge-Newlight AirCarbon Facility

On June 24, 2022, Long Ridge and certain of its subsidiaries entered into agreements with a wholly owned, direct subsidiary of Newlight Technologies, Inc. ("Newlight"), whereby Long Ridge will lease land and sell power and gas. Newlight has developed a technology to produce AirCarbon, a naturally occurring, carbon-negative molecule called PHB that performs like plastic, but biologically degrades in natural environments. The agreements are subject to certain conditions, including that the board of directors of Newlight will make the final investment decision regarding whether to proceed with the development of the project.

Our other opportunistic investments include:

FYX

In July 2020, FTAI invested $1.3 million for a 14% interest in an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries. FYX has developed a mobile and web-based application that connects fleet managers, owner-operators, and drivers with repair vendors to efficiently and reliably quote, dispatch, monitor, and bill comprehensive roadside and fleet repair services. In May 2022, FTAI purchased an additional 51% interest in FYX from an unrelated third party for cash consideration of $4.6 million, which resulted in our ownership of a majority stake in the entity and consolidation of the entity, and subsequently purchased an additional approximate 1% interest in FYX for cash consideration of $0.1 million. In March 2023, we purchased the remaining non-controlling interest of FYX from an affiliate of our Manager for a purchase price of $4.4 million. This resulted in 100% ownership in FYX and the elimination of any non-controlling interest. FYX is currently presented as part of the Corporate and Other segment.

Asset Management

Our Manager actively manages and monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Our Manager frequently reviews the status of all of our assets. In the case of operating infrastructure, our Manager plays a central role in developing and executing operational, finance and business development strategies. On a periodic basis, our Manager discusses the status of our acquired assets with our board of directors.

In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.

While we expect to hold our assets for extended periods of time, we and our Manager continually review our assets to assess whether we should sell or otherwise monetize them. Aspects that will factor into this process include relevant market conditions, the asset's age, relative concentration or remaining expected useful life.

Customers

Our customers consist of global industrial and energy companies, including corporations that refine crude oil and trade petroleum products, manufacturers and local electricity markets and traders. We maintain ongoing relationships and discussions with our customers and seek to have consistent dialogue. In addition to helping us monitor the needs and quality of our customers, we believe these relationships help source additional opportunities and gain insight into attractive opportunities in the infrastructure sectors. A substantial portion of our revenue has historically been derived from a small number of customers. As of and for the year ended December 31, 2024, our largest customer accounted for 50% of our revenue and 34% of total accounts receivable, net. We derive a significant percentage of our revenue within specific sectors from a limited number of customers. However, we do not think that we are dependent upon any particular customer without minimum volume commitments, or that the loss of one or more of them would have a material adverse effect on our business or the relevant segment, because of our ability to replace the customers at similar contractual terms following the loss of any such customer. See "Risk Factors—Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses."

Competition

The business of acquiring, managing and marketing infrastructure assets is highly competitive. Market competition for acquisition opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, and other private investors.

Additionally, the markets for our products and services are competitive, and we face competition from a number of sources. These competitors include companies in the midstream energy business, terminal operators and those involved in the transportation of bulk goods.

We compete with other market participants on the basis of industry knowledge, availability of capital and deal structuring experience and flexibility, among other things. We believe our Manager's experience in the infrastructure industry and our access to capital, in addition to our focus on diverse asset classes and customers, provides a competitive advantage versus competitors that maintain a single sector focus.

Governmental Regulations

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels. Under some environmental laws in the United States and certain other countries, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance.

Sustainability

Our ongoing sustainable solutions and investments in our business include the following:

- **Waste plastic to renewable fuel**. In November 2021, FTAI announced a joint venture with Clean Planet Energy, a UK-based green tech company, that aims to develop Clean Planet Energy USA ecoPlants in key North American markets. The ecoPlants will be designed to convert non-recyclable waste plastics (which are typically destined for landfill) into ultra-clean fuels and oils to support the manufacture of new plastics. The first facility is under development at Repauno in Gibbstown, New Jersey, and is expected to initially process 20,000 tons of waste plastics each year.

- **Lithium-ion battery recycling**. In September 2021, FTAI acquired a significant interest in Aleon and Gladieux. Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location is anticipated to collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Gladieux specializes in recycling spent catalyst produced in the petroleum refining industry. Aleon's initial battery recycling plant is planned to be build-out at the Freeport site owned by Gladieux, leveraging its existing assets and infrastructure. At full ramp, the plant is expected to process approximately 110,000 tons of spent lithium-ion batteries each year.

- **Hydrogen-fueled power plant**. In October 2020, Long Ridge, located in Hannibal, Ohio, announced its plan to transition its 485-megawatt combined-cycle power plant to run on carbon-free hydrogen, in collaboration with General

Electric, Kiewit Power Constructors Co., Black & Veatch and NAES Corporation. In April 2022, Long Ridge became the first large scale gas power plant in the U.S. to blend hydrogen as a fuel. This is also the first GE-H class turbine in the world to achieve this milestone. The plant is anticipated to be transitioned to be capable of burning 100% green hydrogen over the next decade.

- **Carbon capture**. In December 2021, FTAI invested in CarbonFree, whose operations are intended to capture carbon from industrial emitters and convert it to beneficial products that also sequester the carbon permanently.

Human Capital Management

Our Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. As of December 31, 2024, we have approximately 670 employees at our subsidiaries across our business segments, approximately 340 of whom are party to collective bargaining agreements. We consider our relationship with our employees to be good and we focus heavily on employee engagement. We have invested substantial time and resources into building our team, and our human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. To facilitate attraction and retention, we strive to create a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs.

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Below is a summary of certain factors that could result in conflicts of interest.

One or more of our officers and directors have responsibilities and commitments to entities other than us, including, but not limited to, FTAI. In addition, we do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. Moreover, our certificate of incorporation provides that if any of FTAI, Fortress or Mubadala and their respective affiliates, including the Manager (the "Fortress Parties"), or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity for us, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as a director or officer of us and such person acts in good faith, then such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if any of the Fortress Parties or their respective affiliates, pursues or acquires the corporate opportunity or if such person does not present the corporate opportunity to us. See "Risk Factors—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager."

Our key agreements, including our Management Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm's-length basis with unaffiliated parties.

The structure of the Manager's compensation arrangement may have unintended consequences for us. We have agreed to pay our Manager a management fee that is not tied to our performance and incentive compensation that is based entirely on our performance. The management fee may not sufficiently incentivize our Manager to generate attractive risk-adjusted returns for us, while the performance-based incentive compensation component may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Since investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential, this could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with or managed by our Manager or Fortress for certain assets that we may seek to acquire. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has funds invested in transportation-related infrastructure with approximately $3.9 billion in investments in aggregate as of December 31, 2024 and 2023. Fortress funds generally have a fee structure similar to the structure of the fees in our Management Agreement, but the fees actually paid vary depending on the size, terms and performance of each fund.

Our Manager may determine, in its discretion, to make a particular investment through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle's availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the investment opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our investment objectives.

Where Readers Can Find Additional Information

FTAI Infrastructure Inc. is a Delaware corporation. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105. FTAI Infrastructure Inc. files annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the SEC. Our SEC filings are available to the public from the SEC's internet site at http://www.sec.gov.

Our internet site is http://www.fipinc.com. We will make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website in the "Investor Relations - Corporate Governance" section are charters for our Audit Committee, Compensation Committee, Nominating Committee, as well as our Corporate Governance Guidelines, Code of Ethics for our officers, and our Code of Business Conduct and Ethics governing our directors, officers and employees. Information on, or accessible through, our website is not a part of, and is not incorporated into, this report.

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this Form 10-K in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following groups: risks related to our business, risks related to our capital structure, risks related to our Manager, risks related to the spin-off and risks related to our common stock. However, these categories do overlap and should not be considered exclusive.

Risks Related to Our Business

We have limited operating history as an independent company and may not be able to successfully operate our business strategy, generate sufficient revenue to make or sustain distributions to our stockholders or meet our contractual commitments.

We have limited experience operating as an independent company and cannot assure you that we will be able to successfully operate our business or implement our operating policies and strategies as described in this report. The timing, terms, price and form of consideration that we pay in future transactions may vary meaningfully from prior transactions.

As an independent public company, there can be no assurance that we will be able to generate sufficient returns to pay our operating expenses and make or sustain distributions to our stockholders, or any distributions at all, or meet our contractual commitments. Our results of operations, ability to make or sustain distributions to our stockholders or meet our contractual commitments depend on several factors, including the availability of opportunities to acquire attractive assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, the financial markets and economic conditions.

The historical financial information included in this report may not be indicative of the results we would have achieved as a separate stand-alone company and are not a reliable indicator of our future performance or results.

We did not operate as a separate, stand-alone company for the entirety of the historical periods presented in the financial information included in this report. During such periods, the financial information included in this report has been derived from FTAI's historical financial statements. Therefore, the financial information in this report does not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone public company prior to our spin-off from FTAI. This is primarily a result of the following factors:

- the financial results in this report do not reflect all of the expenses we will incur as a public company;

- the working capital requirements and capital for general corporate purposes for our assets were satisfied prior to the spin-off as part of FTAI's corporate-wide cash management policies. FTAI is not required, and does not intend, to provide us with funds to finance our working capital or other cash requirements, so we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

- our cost structure, management, financing and business operations will be significantly different as a result of operating as an independent public company. These changes result in increased costs, including, but not limited to, fees paid to our Manager, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on Nasdaq.

Uncertainty relating to macroeconomic conditions may reduce the demand for our assets, limit our ability to obtain additional capital to finance new investments or refinance existing debt, or have other unforeseen negative effects.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and commodity price volatility, historically have created difficult operating environments for owners and operators in the infrastructure industry. Many factors, including factors that are beyond our control, may impact our operating results or financial condition. For some years, the world has experienced weakened economic conditions and volatility following adverse changes in global capital markets. Volatility in oil and gas markets can put significant upward or downward pressure on prices for these commodities, and may affect demand for assets used in production, refining and transportation of oil and gas. Additionally, the worldwide military or political environment, including the Russia-Ukraine conflict and the conflicts in the Middle East and any related political or economic responses, global macroeconomic effects of trade disputes and increased tariffs, such as those imposed, or that may be imposed, by the U.S., may put further upward or downward pressure on prices for such commodities.In the past, a significant decline in oil prices has led to lower production and transportation budgets worldwide. These conditions have resulted in significant contraction, deleveraging and reduced liquidity in the credit markets. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. In addition, limitations on the availability of capital, higher costs of capital for financing expenditures or the desire to preserve liquidity, may cause our current or prospective customers to make reductions in future capital budgets and spending.

The industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn, and any future oversupply could materially adversely affect our results of operations and cash flows.

The oversupply of a specific asset is likely to depress the value of our assets and result in decreased utilization of our assets, and the industries in which we operate have experienced periods of oversupply during which asset values have declined, particularly during the most recent economic downturn. Factors that could lead to such oversupply include, without limitation:

- general demand for the type of assets that we purchase;
- general macroeconomic conditions, including market prices for commodities that our assets may serve;
- geopolitical events, including war, prolonged armed conflict and acts of terrorism;
- outbreaks of communicable diseases and natural disasters;
- governmental regulation or policies, including changes to trade agreements or policies that result in increased tariffs or trade wars;
- interest rates;
- the availability of credit;
- restructurings and bankruptcies of companies in the industries in which we operate, including our customers;
- manufacturer production levels and technological innovation;
- manufacturers merging or exiting the industry or ceasing to produce certain asset types;
- retirement and obsolescence of the assets that we own;
- increases in supply levels of assets in the market due to the sale or merging of our customers; and
- reintroduction of previously unused or dormant assets into the industries in which we operate.

These and other related factors are generally outside of our control and could lead to persistence of, or increase in, the oversupply of the types of assets that we acquire or decreased utilization of our assets, either of which could materially adversely affect our results of operations and cash flows.

There can be no assurance that any target returns will be achieved.

Our target returns for assets are targets only and are not forecasts of future profits. We develop target returns based on our Manager's assessment of appropriate expectations for returns on assets and the ability of our Manager to enhance the return generated by those assets through active management. There can be no assurance that these assessments and expectations will be achieved and failure to achieve any or all of them may materially adversely impact our ability to achieve any target return with respect to any or all of our assets.

In addition, our target returns are based on estimates and assumptions regarding a number of other factors, including, without limitation, holding periods, the absence of material adverse events affecting specific investments (which could include, without limitation, natural disasters, terrorism, social unrest or civil disturbances), general and local economic and market conditions, changes in law, taxation, regulation or governmental policies and changes in the political approach to infrastructure investment, either generally or in specific countries in which we may invest or seek to invest. Many of these factors, as well as the other risks described elsewhere in this report, are beyond our control and all could adversely affect our ability to achieve a target return with respect to an asset. Further, target returns are targets for the return generated by specific assets and not by us. Numerous factors could prevent us from achieving similar returns, notwithstanding the performance of individual assets, including, without limitation, taxation and fees payable by us or our operating subsidiaries, including fees and incentive allocation payable to our Manager.

There can be no assurance that the returns generated by any of our assets will meet our target returns, or any other level of return, or that we will achieve or successfully implement our asset acquisition objectives, and failure to achieve the target return in respect of any of our assets could, among other things, have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Further, even if the returns generated by individual assets meet target returns, there can be no assurance that the returns generated by other existing or future assets would do so, and the historical performance of the assets in our existing portfolio should not be considered as indicative of future results with respect to any assets.

Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

The success of our business depends in large part on the success of the operators in the sectors in which we participate. Cash flows from our assets are substantially impacted by our ability to collect compensation and other amounts to be paid in respect of such assets from the customers with whom we enter into contractual arrangements. Inherent in the nature of the arrangements for the use of such assets is the risk that we may not receive, or may experience delay in realizing, such amounts to be paid. While we target the entry into contracts with credit-worthy counterparties, no assurance can be given that such counterparties will perform their obligations during the term of the contractual arrangement. In addition, when counterparties default, we may fail to recover all of our assets, and the assets we do recover may be returned in damaged condition or to locations where we will not be able to efficiently use or sell them.

If we acquire a high concentration of a particular type of asset, or concentrate our investments in a particular sector, our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.

If we acquire a high concentration of a particular asset, or concentrate our investments in a particular sector, our business and financial results could be adversely affected by sector-specific or asset-specific factors. Furthermore, as a result of the spin-off transaction, our assets are focused on infrastructure and we do not have any interest in FTAI's aviation assets, which limits the diversity of our portfolio. Any decrease in the value and rates of our assets may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We may not generate a sufficient amount of cash or generate sufficient free cash flow to fund our operations or repay our indebtedness.

Our ability to make payments on our indebtedness as required depends on our ability to generate cash flow in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we do not generate sufficient free cash flow to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient free cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition and results of operations.

We operate in highly competitive markets.

The business of acquiring infrastructure assets is highly competitive. Market competition for opportunities includes traditional infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds and other private investors, including Fortress-related entities. Some of these competitors may have access to greater amounts of capital and/or to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have certain advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Strong competition for investment opportunities could result in fewer such opportunities for us, as certain of these competitors have established and are establishing investment vehicles that target the same types of assets that we intend to purchase.

In addition, some of our competitors may have longer operating histories, greater financial resources and lower costs of capital than us, and consequently, may be able to compete more effectively in one or more of our target markets. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

The values of our assets may fluctuate due to various factors.

The fair market values of our assets may decrease or increase depending on a number of factors, including general economic and market conditions affecting our target markets, type and age of assets, supply and demand for assets, competition, new governmental or other regulations and technological advances, all of which could impact our profitability and our ability to develop, operate, or sell such assets. In addition, our assets depreciate as they age and may generate lower revenues and cash flows. We must be able to replace such older, depreciated assets with newer assets, or our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an asset for a price that is less than the depreciated book value of the asset on our balance sheet or if we determine that an asset's value has been impaired, we will recognize a related charge in our Consolidated and Combined Consolidated Statements of Operations and such charge could be material.

We may acquire operating businesses, including businesses whose operations are not fully matured and stabilized. These businesses may be subject to significant operating and development risks, including increased competition, cost overruns and delays, and difficulties in obtaining approvals or financing. These factors could materially affect our business, financial condition, liquidity and results of operations.

We received in the spin-off, and may in the future acquire, operating businesses, including businesses whose operations are not fully matured and stabilized (including, but not limited to, our businesses within the Railroad, Jefferson Terminal, Repauno, Power and Gas, and Sustainability and Energy Transition segments). While our Manager has deep experience in the construction and operation of these companies, we are nevertheless subject to significant risks and contingencies of an operating business, and these risks are greater where the operations of such businesses are not fully matured and stabilized. Key factors that may affect our operating businesses include, but are not limited to:

- competition from market participants;

- general economic and/or industry trends, including pricing for the products or services offered by our operating businesses;

- the issuance and/or continued availability of necessary permits, licenses, approvals and agreements from governmental agencies and third parties as are required to construct and operate such businesses;

- changes or deficiencies in the design or construction of development projects;

- unforeseen engineering, environmental or geological problems;

- potential increases in construction and operating costs due to changes in the cost and availability of fuel, power, materials and supplies;

- the availability and cost of skilled labor and equipment;

- our ability to enter into additional satisfactory agreements with contractors and to maintain good relationships with these contractors in order to construct development projects within our expected cost parameters and time frame, and the ability of those contractors to perform their obligations under the contracts and to maintain their creditworthiness;

- potential liability for injury or casualty losses which are not covered by insurance;

- potential opposition from non-governmental organizations, environmental groups, local or other groups which may delay or prevent development activities;

- local and economic conditions;

- recent geopolitical events;

- changes in legal requirements; and

- force majeure events, including catastrophes and adverse weather conditions.

Any of these factors could materially affect our business, financial condition, liquidity and results of operations.

Our use of joint ventures or partnerships, and our Manager's outsourcing of certain functions, may present unforeseen obstacles or costs.

We received in the spin-off, and may in the future acquire, interests in certain assets in cooperation with third-party partners or co-investors through jointly owned acquisition vehicles, joint ventures or other structures. In these co-investment situations, our ability to control the management of such assets depends upon the nature and terms of the joint arrangements with such partners and our relative ownership stake in the asset, each of which will be determined by negotiation at the time of the investment and the determination of which is subject to the discretion of our Manager. Depending on our Manager's perception of the relative risks and rewards of a particular asset, our Manager may elect to acquire interests in structures that afford relatively little or no operational and/or management control to us. Such arrangements present risks not present with wholly owned assets, such as the possibility that a co-investor becomes bankrupt, develops business interests or goals that conflict with our interests and goals in respect of the assets, all of which could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

In addition, our Manager expects to utilize third-party contractors to perform services and functions related to the operation of our assets. These functions may include billing, collections, recovery and asset monitoring. Because we and our Manager do not directly control these third parties, there can be no assurance that the services they provide will be delivered at a level commensurate with our expectations, or at all. The failure of any such third-party contractors to perform in accordance with our expectations could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

We are subject to the risks and costs of obsolescence of our assets.

Technological and other improvements expose us to the risk that certain of our assets may become technologically or commercially obsolete. If we are not able to acquire new technology or are unable to implement new technology, we may suffer a competitive disadvantage. For example, as the freight transportation markets we serve continue to evolve and become more efficient, the use of certain locomotives or railcars may decline in favor of other more economic modes of transportation. If the technology we use in our lines of business is superseded, or the cost of replacing our locomotives or railcars is expensive and requires additional capital, we could experience significant cost increases and reduced availability of the assets and equipment that are necessary for our operations. Any of these risks may adversely affect our ability to sell our assets on favorable terms, if at all, which could materially adversely affect our operating results and growth prospects.

The North American rail sector is a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our operational costs of doing business, thereby adversely affecting our profitability.

The rail sector is subject to extensive laws, regulations and other requirements, including, but not limited to, those relating to the environment, safety, rates and charges, service obligations, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility and other requirements. These laws and regulations are enforced by U.S. federal agencies, including the U.S. Environmental Protection Agency (the "U.S. EPA"), the U.S. Department of Transportation (the "DOT"), the Occupational Safety and Health Act (the "OSHA"), the U.S. Federal Railroad Administration (the "FRA"), and the U.S. Surface Transportation Board (the "STB"), as well as numerous other state, provincial, local and federal agencies. Ongoing compliance with, or a violation of, these laws, regulations and other requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe that our rail operations are in substantial compliance with applicable laws and regulations. However, these laws and regulations, and the interpretation or enforcement thereof, are subject to frequent change and varying interpretation by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. In addition, from time to time we are subject to inspections and investigations by various regulators. Violation of environmental or other laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions and construction bans or delays.

Legislation passed by the U.S. Congress or Canadian Parliament or new regulations issued by federal agencies can significantly affect the revenues, costs and profitability of our business. For instance, more recently proposed bills such as the "Rail Shipper Fairness Act of 2020," or competitive access proposals under consideration by the STB, if adopted, could increase government involvement in railroad pricing, service and operations and significantly change the federal regulatory framework of the railroad industry. Several of the changes under consideration could have a significant negative impact on the Company's ability to determine prices for rail services, meet service standards and could force a reduction in capital spending. Statutes imposing price constraints or affecting rail-to-rail competition could adversely affect the Company's profitability.

Under various U.S. federal, state, provincial and local environmental requirements, as the owner or operator of terminals or other facilities, we may be liable for the costs of removal or remediation of contamination at or from our existing locations, whether we knew of, or were responsible for, the presence of such contamination. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, we may be liable for the costs of remediating third-party sites where hazardous substances from our operations have been transported for treatment or disposal, regardless of whether we own or operate that site. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not yet been discovered at our current or former locations or locations that we may acquire.

A discharge of hydrocarbons or hazardous substances into the environment associated with operating our rail assets could subject us to substantial expense, including the cost to recover the materials spilled, restore the affected natural resources, pay fines and penalties, and natural resource damages and claims made by employees, neighboring landowners, government authorities and other third parties, including for personal injury and property damage. We may experience future catastrophic sudden or gradual releases into the environment from our facilities or discover historical releases that were previously unidentified or not assessed. Although our inspection and testing programs are designed to prevent, detect and address any such releases promptly, the liabilities incurred due to any future releases into the environment from our assets, have the potential to substantially affect our business. Such events could also subject us to media and public scrutiny that could have a negative effect on our operations and also on the value of our common stock.

Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.

As a result of hydraulic fracturing and other improvements in extraction technologies, there has been a substantial increase in the volume of crude oil and liquid hydrocarbons produced and transported in North America, and a geographic shift in that production versus historical production. The increase in volume and shift in geography has resulted in increased pipeline congestion and a corresponding growth in crude oil being transported by rail from Canada and across the U.S. High-profile accidents involving crude-oil-carrying trains in Quebec, North Dakota and Virginia, and more recently in Saskatchewan, West Virginia and Illinois, have raised concerns about derailments and the environmental and safety risks associated with crude oil transport by rail and the associated risks arising from railcar design. In Canada, the transport of hazardous products is receiving greater scrutiny which could impact our customers and our business.

In May 2015, the DOT issued new production standards and operational controls for rail tank cars used in "High-Hazard Flammable Trains" (i.e., trains carrying commodities such as ethanol, crude oil and other flammable liquids). Similar standards have been adopted in Canada. The new standard applies for all cars manufactured after October 1, 2015, and existing tank cars must be retrofitted within the next three to eight years. The applicable operational controls include reduced speed restrictions, and maximum lengths on trains carrying these materials. Retrofitting our tank cars will be required under these new standards to the extent we elect to move certain flammable liquids in the future. While we may be able to pass some of these costs on to our customers, there may be costs that we cannot pass on to them. We continue to monitor the railcar regulatory landscape and remain in close contact with railcar suppliers and other industry stakeholders to stay informed of railcar regulation rulemaking developments. It is unclear how these regulations will impact the crude-by-rail industry, and any such impact would depend on a number of factors that are outside of our control. If, for example, overall volume of crude-by-rail decreases, or if we do not have access to a sufficient number of compliant cars to transport required volumes under our existing contracts, our operations may be negatively affected. This may lead to a decrease in revenues and other consequences.

The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts or bottlenecks, could adversely impact our customers' ability to move their product and, as a result, could affect our business.

We could be negatively impacted by environmental, social, and governance ("ESG") and sustainability-related matters.

Governments, investors, customers, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area are rapidly evolving. In addition, new ESG laws and regulations are expanding mandatory disclosure, reporting and diligence requirements. We have announced, and may in the future announce, sustainability-focused investments, partnerships and other initiatives and goals. These initiatives, aspirations, targets or objectives reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these initiatives and goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material negative impact, including on our reputation and stock price.

In addition, the standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various voluntary reporting standards may change from time to time and may result in a lack of comparative data from period to period. Moreover, our processes and controls may not always align with evolving voluntary standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. In this regard, the criteria by which our ESG practices and disclosures are assessed may change due to the quickly evolving landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. The increasing attention to corporate ESG initiatives could also result in increased investigations and litigation or threats thereof. If we are unable to satisfy such new criteria, investors may conclude that our ESG and sustainability practices are inadequate. If we fail or are perceived to have failed to achieve previously announced initiatives or goals or to accurately disclose our progress on such initiatives or goals, our reputation, business, financial condition and results of operations could be adversely impacted.

We transport hazardous materials.

We transport certain hazardous materials and other materials, including crude oil, ethanol, and toxic inhalation hazard ("TIH") materials, such as chlorine, that pose certain risks in the event of a release or combustion. Additionally, U.S. laws impose common carrier obligations on railroads that require us to transport certain hazardous materials regardless of risk or potential exposure to loss. In addition, insurance premiums charged for, or the self-insured retention associated with, some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available to us in the future if there is a catastrophic event related to rail transportation of these materials. A rail accident or other incident or accident on our network, at our facilities, or at the facilities of our customers involving the release or combustion of hazardous materials could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of our insurance coverage for these risks, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may be affected by fluctuating prices for fuel and energy.

Volatility in energy prices could have a significant effect on a variety of items, including, but not limited to: the economy; demand for transportation services; business related to the energy sector, including the production and processing of crude oil, natural gas, and coal; fuel prices; and, fuel surcharges. Particularly in our rail business, fuel costs constitute a significant portion of our expenses. Diesel fuel prices and availability can be subject to dramatic fluctuations, and significant price increases could have a material adverse effect on our operating results. If a severe fuel supply shortage arose from production curtailments, disruption of oil imports or domestic oil production, disruption of domestic refinery production, damage to refinery or pipeline infrastructure, political unrest, war, terrorist attack or otherwise, diesel fuel may not be readily available and may be subject to rationing regulations. Currently, we receive fuel surcharges and other rate adjustments to offset fuel prices, although there may be a significant delay in our recovery of fuel costs based on the terms of the fuel surcharge program. If Class I railroads change their policies regarding fuel surcharges, the compensation we receive for increases in fuel costs may decrease, which could have a negative effect on our profitability; in fact, we cannot be certain that we will always be able to mitigate rising or elevated fuel costs through fuel surcharges at all, as future market conditions or legislative or regulatory activities could adversely affect our ability to apply fuel surcharges or adequately recover increased fuel costs through fuel surcharges.

International, political, and economic factors, events and conditions, including as a result of recent geopolitical events and changes to trade policies or tariffs, may affect the volatility of fuel prices and supplies. Weather can also affect fuel supplies and limit domestic refining capacity. A severe shortage of, or disruption to, domestic fuel supplies could have a material adverse effect on our results of operations, financial condition, and liquidity. In addition, lower fuel prices could have a negative impact on commodities we process and transport, such as crude oil and petroleum products, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

Because we depend on Class I railroads for a significant portion of our operations in North America, our results of operations, financial condition and liquidity may be adversely affected if our relationships with these carriers deteriorate.

The railroad industry in the United States and Canada is dominated by six Class I carriers that have substantial market control and negotiating leverage. In addition, Class I carriers also traditionally have been significant sources of business for us, and may be future sources of potential acquisition candidates as they divest branch lines. A decision by any of these Class I carriers to cease or re-route certain freight movements or to alter existing business relationships, including operational or relationship changes, could have a material adverse effect on our results of operations. The overall impact of any such decision would depend on which Class I carrier is involved, the routes and freight movements affected, as well as the nature of any changes.

Transtar faces competition from other railroads and other transportation providers.

Transtar faces competition from other railroads, motor carriers, ships, barges, and pipelines. We operate in some corridors served by other railroads and motor carriers. In addition to price competition, we face competition with respect to transit times, quality, and reliability of service from motor carriers and other railroads. Motor carriers in particular can have an advantage over railroads with respect to transit times and timeliness of service. However, railroads are much more fuel-efficient than trucks, which reduces the impact of transporting goods on the environment and public infrastructure. Additionally, we must build or acquire and maintain our rail system, while trucks, barges, and maritime operators are able to use public rights-of-way maintained by public entities. Any of the following could also affect the competitiveness of our rail services, which could have a material adverse effect on our results of operations, financial condition, and liquidity: (i) improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, such as autonomous or more fuel efficient trucks, (ii) legislation that eliminates or significantly increases the size or weight limitations applied to motor carriers, or (iii) legislation or regulatory changes that impose operating restrictions on railroads or that adversely affect the profitability of some or all railroad traffic. Additionally, any future consolidation of the rail industry could materially affect our competitive environment.

Our assets are exposed to unplanned interruptions caused by events outside of our control which may disrupt our business and cause damage or losses that may not be adequately covered by insurance.

The operations of infrastructure projects are exposed to unplanned interruptions caused by breakdown or failure of equipment or plants, aging infrastructure, employee error or contractor or subcontractor failure, problems that delay or increase the cost of returning facilities to service after outages, limitations that may be imposed by equipment conditions or environmental, safety or other regulatory requirements, fuel supply or fuel transportation reductions or interruptions, labor disputes, difficulties with the implementation or operation of information systems, derailments, power outages, pipeline or electricity line ruptures and catastrophic events, such as hurricanes, cyclones, earthquakes, landslides, floods, explosions, fires or other disasters. Any equipment or system outage or constraint can, among other things, reduce sales, increase costs and affect the ability to meet regulatory service metrics, customer expectations and regulatory reliability and security requirements. We have in the past experienced power outages at plants which disrupted their operations and negatively impacted our revenues. We cannot assure you that similar events may not occur in the future. Operational disruption, as well as supply disruption, and increased government oversight could adversely impact the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in temporary or permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance, and any loss from such events may not be recoverable under relevant insurance policies. Although we believe that we are adequately insured against these types of events no assurance can be given that the occurrence of any such event will not materially adversely affect us.

We are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors which could result in additional risks and uncertainties for our business and unexpected regulatory compliance costs.

While our existing portfolio consists of assets in the energy, port and rail sectors, we are actively evaluating potential acquisitions of assets and operating companies in other infrastructure sectors and we plan to be flexible as other attractive opportunities arise over time. To the extent we make acquisitions in other sectors, we will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls. Entry into certain lines of business may subject us to new laws and regulations and may lead to increased litigation and regulatory risk. Many types of infrastructure assets, including certain rail and seaport assets, are subject to registration requirements by U.S. governmental agencies, as well as foreign governments if such assets are to be used outside of the United States. Failing to register the assets, or losing such registration, could result in substantial penalties, forced liquidation of the assets and/or the inability to operate and, if applicable, lease the assets. We may need to incur significant costs to comply with the laws and regulations applicable to any such new acquisition. The failure to comply with these laws and regulations could cause us to incur significant costs, fines or penalties or require the assets to be removed from service for a period of time resulting in reduced income from these assets. In addition, if our acquisitions in other sectors produce insufficient revenues, or produce investment losses, or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected, and our reputation and business may be harmed.

Restrictive covenants in our debt agreements and the certificates of designations for our Series A Redeemable Preferred Stock and our newly issued Series B Preferred Stock may adversely affect us.

The instruments governing our outstanding debt contain, and the certificates of designations for our Series A Redeemable Preferred Stock and our newly issued Series B Preferred Stock (see Note 19 — Acquisition of Outstanding Equity Interests in Long Ridge Energy & Power LLC) and the indenture governing the 2027 Notes contain, certain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, these covenants significantly restrict our and certain of our subsidiaries' ability to:

- incur indebtedness;

- issue equity interests of the Company ranking *pari passu* with, or senior in priority to, the Series A Redeemable Preferred Stock or the Series B Preferred Stock;

- issue equity interests of any subsidiary of the Company;

- amend or repeal the certificate of incorporation or bylaws in a manner that is adverse to the holders of the Series A Redeemable Preferred Stock;

- pay dividends or make other distributions;

- repurchase or redeem capital stock or subordinated indebtedness and make investments;

- create liens;

- incur dividend or other payment restrictions affecting the Company and certain of its subsidiaries;

- transfer or sell assets, including capital stock of subsidiaries;

- merge or consolidate with other entities or transfer all or substantially all of the Company's assets;

- take actions to cause the Company to cease to be treated as a domestic C corporation for U.S. tax purposes;

- consummate a change of control without concurrently redeeming our shares of Series A Redeemable Preferred Stock;

- amend, terminate or permit the assignment or subcontract of, or the transfer of any rights or obligations under, the Management Agreement, in order to alter the (i) scope of services in any material respect, (ii) the compensation, fee payment or other economic terms relating to the Management Agreement, or (iii) the scope of matters expressly required to be approved by the Independent Directors (as such term is defined in the Management Agreement) pursuant to the Management Agreement;

- engage in certain intercompany transactions;

- engage in certain prohibited business activities; and

- enter into transactions with affiliates.

While these covenants are subject to a number of important exceptions and qualifications, such restrictive covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. Events beyond our control can affect our ability to comply with these covenants. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations.

In addition, certain other debt instruments (including the Series 2020A Bonds, Series 2021 Bonds and Series 2024 Bonds, the EB-5 loan agreements, the DRP Revolver and the October 2024 Jefferson Credit Agreement) include restrictive covenants that may materially limit our ability to repay other debt or require us to achieve and maintain compliance with specified financial ratios. See "Description of Indebtedness" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022 and Exhibits 10.11, 10.14 and 10.15 included herein.

Terrorist attacks or other hostilities could negatively impact our operations and our profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war, including recent geopolitical events, could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact locations where our trains and containers travel or our physical facilities or those of our customers. In addition, it is also possible that our assets could be involved in a terrorist attack or other hostilities. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have a material adverse effect on our operations.

Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our assets is dependent, in part, on the appraised value of such assets. If the appraised value of such assets declines, we may be required to reduce the principal outstanding under our debt facilities or otherwise be unable to incur new borrowings.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

- meet the terms and maturities of our existing and future debt facilities;

- purchase new assets or refinance existing assets;

- fund our working capital needs and maintain adequate liquidity; and

- finance other growth initiatives.

In addition, we conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). As such, certain forms of financing such as finance leases may not be available to us. Please see "—If we are deemed an investment company under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows."

The effects of various environmental regulations may negatively affect the industries in which we operate which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels and greenhouse gas emissions. Under some environmental laws in the United States, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our results of operations and financial condition. In addition, a variety of new legislation is being enacted, or considered for enactment, at the federal, state and local levels relating to greenhouse gas emissions and climate change. While there has historically been a lack of consistent climate change legislation, as climate change concerns continue to grow, further legislation and regulations are expected to continue in areas such as greenhouse gas emissions control, emission disclosure requirements and building codes or other infrastructure requirements that impose energy efficiency standards. Government mandates, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in prohibitions or severe restrictions on infrastructure development in certain areas, increased energy and transportation costs, and increased compliance expenses and other financial obligations to meet permitting or development requirements that we may be unable to fully recover (due to market conditions or other factors), any of which could result in reduced profits and adversely affect our results of operations. While we typically maintain liability insurance coverage, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our cash flows and results of operations.

Our Repauno site and the Long Ridge property are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our Repauno site is subject to ongoing environmental investigation and remediation by the former owner that sold Repauno to FTAI (the "Repauno Seller") related to historic industrial operations. The Repauno Seller is responsible for completion of this work, and we benefit from a related indemnity and insurance policy. If the Repauno Seller fails to fulfill its investigation and remediation, or indemnity obligations and the related insurance, which are subject to limits and conditions, fail to cover our costs, we could incur losses. Redevelopment of the property in those areas undergoing investigation and remediation must await state environmental agency confirmation that no further investigation or remediation is required before redevelopment activities can occur in such areas of the property. Therefore, any delay in the Repauno Seller's completion of the environmental work or receipt of related approvals in an area of the property could delay our redevelopment activities. In addition, once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.

In addition, a portion of the Long Ridge site was recently redeveloped as a combined cycle gas-fired electric generating facility, and other portions will likely be redeveloped in the future. Although we have not identified material impacts to soils or groundwater that reasonably would be expected to prevent or delay further redevelopment projects, impacted materials could be encountered that require special handling and/or result in delays to those projects. Any additional projects may require environmental permits and approvals from federal, state and local environmental agencies. Once received, permits and approvals may be subject to litigation, and projects may be delayed or approvals reversed or modified in litigation. If there is a delay in obtaining any required regulatory approval, it could delay projects and cause us to incur costs.

Moreover, new, stricter environmental laws, regulations or enforcement policies, including those imposed in response to climate change, could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation. If we are not able to transform the Repauno or Long Ridge sites into hubs for industrial and energy development in a timely manner, their future prospects could be materially and adversely affected, which may have a material adverse effect on our business, operating results and financial condition.

We have material customer concentration with respect to the Jefferson Terminal and Railroad businesses, with a limited number of customers accounting for a material portion of our revenues.

We earned approximately 13%, 12% and 10% of our revenue for the years ended December 31, 2024, 2023 and 2022 from one customer within the Jefferson Terminal segment, respectively, and 50%, 51% and 51% of our revenue from one customer within the Railroad segment during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, accounts receivable from two customers within the Jefferson Terminal and Railroad segments represented 48% of total accounts receivable, net. As of December 31, 2023, accounts receivable from three customers within the Jefferson Terminal and Railroad segments represented 56% of total accounts receivable, net.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, or undergo material management or ownership changes, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our common stock.

A cyberattack that bypasses our information technology ("IT") security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our IT systems and the IT systems of our third-party providers to manage, process, store, and transmit information. We have, from time to time, experienced cybersecurity threats to our data and systems, including malware and computer virus attacks. A cyberattack that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liabilities. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks or incidents.

If we are deemed an "investment company" under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by entities which are at least 50% owned that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately offered investment vehicles set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Investment Company Act may limit our and our subsidiaries' ability to enter into financing leases and engage in other types of financial activity because less than 40% of the value of our and our subsidiaries' total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis can consist of "investment securities."

If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation that would significantly change our operations, and we would not be able to conduct our business as described in this report. We have not obtained a formal determination from the SEC as to our status under the Investment Company Act and, consequently, any violation of the Investment Company Act would subject us to material adverse consequences.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, contracts, sub-contracts, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve any pending or future litigation. In addition, litigation and other legal claims are subject to inherent uncertainties and management's view of currently pending legal matters may change in the future. Those uncertainties include, but are not limited to, litigation costs and attorneys' fees, unpredictable judicial or jury decisions and the differing laws regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management's evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Capital Structure

The terms of our Series A Preferred Stock have provisions that could result in the holders of the Series A Preferred Stock having the ability to elect a majority of our board of directors in the case of an Event of Noncompliance, including our failure to pay amounts due upon redemption of Series A Preferred Stock.

The terms of our Series A Preferred Stock include certain events of noncompliance, including among other things, (i) failure to redeem such shares when we are required to do so, (ii) failure to pay cash dividends for 12 monthly dividend periods (whether or not consecutive) following the second anniversary of the issuance date, (iii) an event where any shares of Series A Preferred Stock remaining outstanding on the eighth anniversary of the issuance date, (iv) failure to have a board of directors comprised of a majority of independent directors at any time on or after December 31, 2022 (subject to the specified cure period), (v) any breach of a material term in the certificate of designations for our Series A Preferred Stock, (vi) certain debt acceleration events, (vii) certain bankruptcy events and (viii) a breach of a restrictive covenant set forth in the certificate of designations for our Series A Preferred Stock (each, an "Event of Noncompliance"). If the Company fails to cure an Event of Noncompliance (to the extent curable), (i) the size of our board of directors will automatically increase to a number sufficient to constitute a majority of the board of directors, (ii) the majority of the holders of the Series A Preferred Stock will have the right to designate and elect a majority of the members of our board of directors, and (iii) other than with respect to the election of directors, the shares of Series A Preferred Stock will vote with our common stock as a single class (with the number of votes per share determined in accordance with the certificate of designations for our Series A Preferred Stock). Such remedies could have a material adverse effect on the Company's financial condition.

The failure of the Company to pay required dividends on its Series A Preferred Stock following August 1, 2024, may have a material adverse effect on the Company's financial condition.

The Company is required to pay cash dividends equal to the cash dividend rate. The cash dividend rate equals 14.0% per annum subject to increase in accordance with the terms of the Series A Preferred Stock. Following August 1, 2024, if the Company fails to pay cash dividends when required to do so, the dividend rate would be equal to 18.0% per annum, subject to increase as described below, until all such dividends are paid in cash. Further, the Company is subject to limitations on paying cash dividends on its common stock when it is not current on relevant cash payments for the Series A Preferred Stock. Our failure to pay cash dividends for 12 monthly dividend periods (whether or not consecutive) following August 1, 2024, would result in an Event of Noncompliance. If we are unable to cure an Event of Noncompliance (to the extent curable), (i) the size of our board of directors will automatically increase to a number sufficient to constitute a majority of the board of directors, (ii) the majority of the holders of the Series A Preferred Stock will have the right to designate and elect a majority of the members of our board of directors, and (iii) other than with respect to the election of directors, the shares of Series A Preferred Stock will vote with our common stock as a single class (with the number of votes per share determined in accordance with the certificate of designations for our Series A Preferred Stock). Such remedies could have a material adverse effect on the Company's financial condition.

See Note 2 to the consolidated and combined consolidated financial statements and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources for additional information regarding Management's plan to alleviate liquidity risk by, among other things, accruing paid-in-kind dividends on its Series A Preferred Stock.

Risks Related to Our Manager

We are dependent on our Manager and other key personnel at Fortress and may not find suitable replacements if our Manager terminates the Management Agreement or if other key personnel depart.

Our officers and other individuals who perform services for us (other than Jefferson Terminal, Repauno, Long Ridge, Transtar, Aleon and Gladieux, KRS, Clean Planet, FYX, and CarbonFree employees) are employees of our Manager or other Fortress entities. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost, or at all. Furthermore, we are dependent on the services of certain key employees of our Manager and certain key employees of Fortress entities whose compensation is partially or entirely dependent upon the amount of management fees earned by our Manager and whose continued service is not guaranteed, and the loss of such personnel or services could materially adversely affect our operations. We do not have key man insurance for any of the personnel of the Manager or other Fortress entities that are key to us. An inability to find a suitable replacement for any departing employee of our Manager or Fortress entities on a timely basis could materially adversely affect our ability to operate and grow our business.

In addition, our Manager may assign our Management Agreement to an entity whose business and operations are managed or supervised by Mr. Wesley R. Edens, who is an employee of Fortress, which is an affiliate of our Manager, and who until May 2024, was a principal and a member of the board of directors of Fortress and a member of the management committee of Fortress since co-founding Fortress in May 1998. In the event of any such assignment to a non-affiliate of Fortress, the functions currently performed by our Manager's current personnel may be performed by others. We can give you no assurance that such personnel would manage our operations in the same manner as our Manager currently does, and the failure by the personnel of any such entity to acquire assets generating attractive risk-adjusted returns could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala completed their acquisition of 100% of the equity of Fortress. While Fortress's senior investment professionals are expected to remain at Fortress, including those individuals who perform services for us, there can be no assurance that the transaction will not have an adverse impact on us or our relationship with our Manager.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement was not negotiated at arm's-length, and its terms, including fees payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including Florida East Coast Industries, LLC ("FECI")—invest in transportation and transportation-related infrastructure assets and whose investment objectives overlap with our asset acquisition objectives. Certain opportunities appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress, including FECI, for certain target assets. From time to time, entities affiliated with or managed by our Manager or Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of our target sectors, each with significant current or expected capital commitments. In connection with the spin-off, we received assets previously purchased by FTAI, and we may in the future purchase assets from these funds, and FTAI has previously co-invested and we may in the future co-invest with these funds in infrastructure assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund.

Our Management Agreement generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in assets that meet our asset acquisition objectives. Our Manager intends to engage in additional infrastructure related management and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation provides that if any of the Fortress Parties or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Parties or their affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as a director or officer of us and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person's fiduciary duties owed to us and is not liable to us if any of the Fortress Parties, or their respective affiliates, pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including FTAI and FECI, which may include, but are not limited to, certain acquisitions, financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. Our board of directors adopted a policy regarding the approval of any "related party transactions" pursuant to which certain of the material transactions described above may require disclosure to, and approval by, the independent members of our board of directors. Actual, potential or perceived conflicts have given, and may in the future give, rise to investor dissatisfaction, litigation or regulatory inquiries or enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The structure of our Manager's compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee that is based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and our common stock.

Our directors have approved a broad asset acquisition strategy for our Manager and will not approve each acquisition we make at the direction of our Manager. In addition, we may change our strategy without a stockholder vote, which may result in our acquiring assets that are different, riskier or less profitable than our current assets.

Our Manager is authorized to follow a broad asset acquisition strategy. We may pursue other types of acquisitions as market conditions evolve. Our Manager makes decisions about our investments in accordance with broad investment guidelines adopted by our board of directors. Accordingly, we may, without a stockholder vote, change our target sectors and acquire a variety of assets that differ from, and are possibly riskier than, our current asset portfolio. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in our existing portfolio. Our directors will periodically review our strategy and our portfolio of assets. However, our board will not review or pre-approve each proposed acquisition or our related financing arrangements. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to reverse by the time they are reviewed by the directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our asset acquisition strategy, including our target asset classes, without a stockholder vote.

Our asset acquisition strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets we target and our ability to finance such assets on a short or long-term basis. Opportunities that present unattractive risk-return profiles relative to other available opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the assets we target. Decisions to make acquisitions in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce or eliminate our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our asset acquisition strategy may also increase our exposure to interest rate, foreign currency or credit market fluctuations. In addition, a change in our asset acquisition strategy may increase our use of non-match-funded financing, increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our assets.

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary's stockholders or partners for any acts or omissions by our Manager, its members, managers, officers, employees, sub-advisers and any other person controlling or Manager, except liability to us, our stockholders, directors, officers and employees and persons controlling us, by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our Management Agreement. We will, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, sub-advisers and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys' fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager's duties under our Management Agreement and not constituting such indemnified party's bad faith, willful misconduct, gross negligence or reckless disregard of our Manager's duties under our Management Agreement.

Our Manager's due diligence of potential asset acquisitions or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each asset acquisition opportunity or other transaction it pursues. It is possible, however, that our Manager's due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the asset and will rely on information provided by the seller of the asset. In addition, if asset acquisition opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

Risks Related to the Spin-off

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from FTAI.

We may not be able to achieve the full strategic and financial benefits that we expect will result from our spin-off from FTAI or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the former FTAI corporate structure or place a greater value on our company as a stand-alone corporation than on our businesses being a part of FTAI.

Our agreements with FTAI may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties.

The agreements related to our spin-off from FTAI, including the Separation and Distribution Agreement (refer to Item 15. Exhibits, included herein), were negotiated in the context of our spin-off from FTAI while we were still part of FTAI and, accordingly, may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our spin-off related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among FTAI and us. See "Certain Relationships and Related Party Transactions" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022.

The ownership by some of our directors of common shares, options, or other equity awards of FTAI may create, or may create the appearance of, conflicts of interest.

Because some of our directors also currently hold positions with FTAI, they own FTAI common shares, options to purchase FTAI common shares or other equity awards. For example, Judith Hannaway and Ray Robinson are directors of both FTAI and FTAI Infrastructure, and Joseph Adams, Jr., who is the chairman of the board of both FTAI and FTAI Infrastructure and is the chief executive officer of FTAI, owns common shares and options to purchase common shares in both FTAI and FTAI Infrastructure. Ownership by some of our directors of common shares or options to purchase common shares of FTAI, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for FTAI than they do for us.

We may compete with affiliates of and entities managed by our Manager which could adversely affect our and their results of operations.

Affiliates of and entities managed by our Manager are primarily engaged in the infrastructure and energy business and invest in, and actively manage, portfolios of infrastructure and energy investments and other assets. Affiliates of and entities managed by our Manager are not restricted in any manner from competing with us. After the spin-off, affiliates of and entities managed by our Manager may decide to invest in the same types of assets that we invest in. Furthermore, certain of our directors and officers are the same as certain of our Manager's affiliates. See "—Risks Related to Our Manager—There are conflicts of interest in our relationship with our Manager."

We share certain key directors with FTAI, which means those officers do not devote their full time and attention to our affairs and the overlap may give rise to conflicts.

There is an overlap between certain key directors of the Company and of FTAI. Judith Hannaway and Ray Robinson are directors of both the Company and FTAI, and Joseph Adams, Jr. is the chairman of the board of directors of both the Company and FTAI, and continues to serve as the chief executive officer of FTAI. Shared directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on the one hand, and FTAI and its respective subsidiaries and successors on the other hand, are party to commercial transactions concerning the same or adjacent investments. In addition, certain of our directors and officers continue to own shares and/or options or other equity awards of FTAI. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and FTAI. See "Certain Relationships and Related Party Transactions—Our Manager and Management Agreement" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022 for a discussion of certain procedures we instituted to help ameliorate such potential conflicts that may arise.

We incurred indebtedness in the form of the 2027 Notes, and the degree to which we are leveraged could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with the spin-off, we issued the 2027 Notes. We are responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. Our access to and cost of debt financing is different from the historical access to and cost of debt financing under FTAI. Differences in access to and cost of debt financing may result in differences in the interest rates charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the 2027 Notes, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings and/or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2024, the entities that are included in our consolidated group for U.S. federal income tax purposes had approximately $843.6 million of net operating loss ("NOL") carryforwards, and we may continue to incur NOL carryforwards in the future. $168.5 million of our NOLs will begin to expire, if not utilized, in 2032, and $675.1 million of our NOL carryforwards have no expiration date. Net operating losses that expire unused will be unavailable to offset future income tax liabilities. In addition, under the Tax Cuts and Jobs Act, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain to what extent various states will conform to the Tax Cuts and Jobs Act. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," which is generally defined as a greater than fifty-percent (50%) change, by value, in its equity ownership over a three (3)-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may experience ownership change in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control and may not be prevented by the restrictions on the transferability and ownership of our common stock, Series A Preferred Stock and other interests treated as our "stock" in our certificate of incorporation. If an ownership change occurs and our ability to utilize our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future U.S. federal income tax obligations. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed by us.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your stock at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our stock include:

- a shift in our investor base;
- our quarterly or annual earnings, or those of other comparable companies;
- actual or anticipated fluctuations in our operating results;
- changes in accounting standards, policies, guidance, interpretations or principles;
- announcements by us or our competitors of significant investments, acquisitions or dispositions;
- the failure of securities analysts to cover our common stock;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;
- the operating and share price performance of other comparable companies;
- overall market fluctuations;
- general economic conditions; and
- developments in the markets and market sectors in which we participate.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our stock is our distribution rate as a percentage of our stock price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease, as potential investors may require a higher distribution yield on our stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our outstanding and future (variable and fixed) rate debt, thereby adversely affecting cash flows and our ability to service our indebtedness and pay distributions.

There can be no assurance that the market for our common stock will provide you with adequate liquidity.

There can be no assurance that an active trading market for our common stock will develop or be sustained in the future, and the market price of our stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

- a shift in our investor base;
- our quarterly or annual earnings and cash flows, or those of other comparable companies;
- actual or anticipated fluctuations in our operating results;
- changes in accounting standards, policies, guidance, interpretations or principles;
- announcements by us or our competitors of significant investments, acquisitions, dispositions or other transactions;
- the failure of securities analysts to cover our stock;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- market performance of affiliates and other counterparties with whom we conduct business;

- the operating and stock price performance of other comparable companies;

- our failure to maintain our exemption under the Investment Company Act or satisfy Nasdaq listing requirements;

- negative public perception of us, our competitors or industry;

- overall market fluctuations; and

- general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We may make investments through joint ventures and accounting for such investments can increase the complexity of maintaining effective internal control over financial reporting. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may issue an adverse opinion as to the effectiveness of our internal control over financial reporting. Matters impacting our internal control over financial reporting may cause us to be unable to report our financial information on a timely basis or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in the effectiveness of our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted in the future because of equity awards that we expect will be granted to our Manager, to the directors, officers and employees of our Manager who perform services for us, and to our directors, officers and employees, as well as other equity instruments such as debt and equity financing including, but not limited to, the Series A Preferred Stock and the Warrants.

On August 1, 2022, our board of directors adopted the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (the "Incentive Plan"), which provides for the ability to grant compensation awards in the form of stock, options, stock appreciation rights, restricted stock, performance awards, manager awards, tandem awards, other stock-based awards (including restricted stock units) and non-stock-based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisors of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. We initially reserved 30,000,000 shares of our common stock for issuance under the Incentive Plan. On the date of any equity issuance by us during the ten-year term of the Incentive Plan, that number will be increased by a number of shares of our common stock equal to 10% of (i) the number of shares of our common stock newly issued by us in such equity issuance or (ii) if such equity issuance relates to equity securities other than our common stock, the number of shares of our common stock equal to the quotient obtained by dividing the gross capital raised in such equity issuance by the fair market value of a share of our common stock as of the date of such equity issuance (such quotient, the "Equity Security Factor"). The term of the Incentive Plan expires in 2032. For a more detailed description of the Incentive Plan, see "Management—FTAI Infrastructure Nonqualified Stock Option and Inventive Award Plan" in the Information Statement filed with the SEC on Form 8-K on July 15, 2022. Upon the successful completion of an equity offering by us, we will issue to our Manager (or an affiliate of our Manager), as compensation for our Manager's role in raising capital for us, options to purchase shares of our common stock equal to up to 10% of (i) the aggregate number of shares of our common stock being issued in such offering or (ii) if such equity issuance relates to equity securities other than shares of our common stock, the number of shares of our common stock equal to the Equity Security Factor. In addition, the compensation committee of our board of directors has the authority to grant such other awards to our Manager as it deems advisable; provided that no such award may be granted to our Manager in connection with any issuance by us of equity securities in excess of 10% of (i) the maximum number of shares of our common stock then being issued or (ii) if such equity issuance relates to equity securities other than shares of our common stock, the maximum number of shares of our common stock determined in accordance with the Equity Security Factor.

Our common stock is subject to ownership and transfer restrictions intended to preserve our ability to use our net operating loss carryforwards and other tax attributes.

We have incurred and may also continue to incur significant net operating loss carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations, and uncertainties. Our certificate of incorporation imposes certain restrictions on the transferability and ownership of our common stock, preferred stock, and other interests treated as our "stock" (such stock and other interests, the "Corporation Securities," such restrictions on transferability and ownership, the "Ownership Restrictions") in order to reduce the possibility of an equity ownership shift that could result in limitations on our ability to utilize net operating loss carryforwards for U.S. federal income tax purposes. Any acquisition of Corporation Securities that results in a stockholder being in violation of these restrictions may not be valid.

Subject to certain exceptions (including with respect to Initial Substantial Stockholders, as defined in our certificate of incorporation), the Ownership Restrictions will restrict (i) any person or entity (including certain groups of persons) from directly or indirectly acquiring 4.8% or more of the outstanding Corporation Securities and (ii) the ability of any person or entity (including certain groups of persons) already owning, directly or indirectly, 4.8% or more of the Corporation Securities to increase their proportionate interest in, or to sell, the Corporation Securities. Any transferee receiving Corporation Securities that would result in a violation of the Ownership Restrictions will not be recognized as an FTAI Infrastructure stockholder or entitled to any rights of stockholders, including, without limitation, the right to vote and receive dividends or distributions, whether liquidating or otherwise, in each case, with respect to the Corporation Securities causing the violation. FTAI Infrastructure common stockholders whose ownership violates the Ownership Restrictions at the time of the spin-off will not be required to sell their FTAI Infrastructure common stock, but may be prevented from acquiring more Corporation Securities.

The Ownership Restrictions will remain in effect until the earlier of (i) the date on which Section 382 of the Code is repealed, amended, or modified in such a way as to render the restrictions imposed by Section 382 of the Code no longer applicable to us or (ii) a determination by the board of directors that (1) an ownership change would not result in a substantial limitation on our ability to use our available net operating loss carryforwards and other tax attributes; (2) no significant value attributable to our available net operating loss carryforwards and other tax attributes would be preserved by continuing the transfer restrictions; or (3) it is not in our best interests to continue the Ownership Restrictions. The Ownership Restrictions may also be waived by the board of directors on a case-by-case basis. There is no assurance, however, that the Company will not experience a future ownership change under Section 382 that may significantly limit its ability to use its NOL carryforwards as a result of such a waiver or otherwise.

The Ownership Restrictions described above could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a large block of our common stock. This may adversely affect the marketability of our common stock by discouraging existing or potential investors from acquiring our stock or additional shares of our stock. It is also possible that the transfer restrictions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

You are advised to carefully monitor your ownership of our common stock and consult your legal advisors to determine whether your ownership of our common stock violates the ownership restrictions that are in our certificate of incorporation.

We may incur or issue debt or issue equity, which may negatively affect the market price of our common stock.

We may in the future incur or issue debt or issue equity or equity-related securities. In the event of our liquidation, lenders and holders of our debt and holders of our preferred stock (if any) would receive a distribution of our available assets before common stockholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional issuances of common stock, directly or through convertible or exchangeable securities, warrants or options, including, but not limited to, the Warrants, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Any additional preferred stock issued by us would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, stockholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our stock.

Provisions of Delaware law, our certificate of incorporation and our bylaws, prevent or delay an acquisition of our company, which could decrease the market price of our common stock.

Delaware law contains, and our certificate of incorporation and bylaws contain, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- a classified board of directors with staggered three-year terms;

- provisions regarding the election of directors, classes of directors, the term of office of directors and the filling of director vacancies;

- provisions regarding corporate opportunity;

- removal of directors only for cause and only with the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote in the election of directors;

- our board of directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;

- advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;

- a prohibition will be in our certificate of incorporation that states that directors will be elected by plurality vote, a provision which means that the holders of a majority of the issued and outstanding shares of common stock can elect all the directors standing for election;

- a requirement in our bylaws specifically denying the ability of our stockholders to consent in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our stockholders; and

- our Corporation Securities are subject to ownership and transfer restrictions in order to reduce the possibility of an equity ownership shift that could result in limitations on our ability to utilize net operating loss carryforwards for U.S. federal income tax purposes.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our bylaws contain exclusive forum provisions for certain claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws, to the fullest extent permitted by law, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers or employees to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

While we currently pay regular quarterly dividends to our stockholders, we may change our dividend policy at any time.

Although we currently pay regular quarterly dividends to holders of our common stock, we may change our dividend policy at any time. Our net cash provided by operating activities could be less than the amount of distributions to our stockholders. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, limitations under our contractual agreements, including the agreements governing certain of our debt financings, our taxable income, our operating expenses and other factors our board of directors deem relevant. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Furthermore, our net cash provided by operating activities could be less than the amount of distributions to our stockholders. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

As a public company, we will incur additional costs and face increased demands on our management.

As an independent public company with shares listed on Nasdaq, we need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of Nasdaq. These rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we must have independent directors and board committees.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who may cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.

We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

Non-U.S. persons that hold or have held (actually or constructively) more than 5% of our common stock may be subject to U.S. federal income tax upon the disposition of some or all their stock.

If a non-U.S. person has held (actually or constructively) more than 5% of our common stock at any time within the shorter of the five-year period ending on the date of a sale, exchange, or other taxable disposition of our stock or the period that such non-U.S. person held our stock, and we were considered a "USRPHC" at any time during such period because of our current or previous ownership of U.S. real property interests above a certain threshold, such non-U.S. person may be subject to U.S. tax on such disposition of such stock (and may have a U.S. tax return filing obligation). A corporation generally is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are and are likely to remain a USRPHC. If a non-U.S. person is subject to U.S. tax as described above, gain recognized on the disposition of our common stock generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. person were a U.S. person. In addition, if we are a USRPHC and our common stock ceased to be treated as "regularly traded on an established securities market," a non-U.S. person would generally be subject to tax in the manner described in the preceding sentence regardless of what percentage of our common stock it owned, and the transferee in any disposition would generally be required to withhold 15% of the amount realized on the disposition. Non-U.S. stockholders are urged to consult their tax advisors regarding the tax consequences of an investment in our stock.

Changes to United States federal income tax laws could materially and adversely affect us and our stockholders.

The present United States federal income tax laws may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the United States federal income tax treatment of us or an investment in our common stock. The United States federal income tax rules are constantly under review by persons involved in the legislative process, the Internal Revenue Service, and the United States Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect us and our stockholders.

Item 1B. Unresolved Staff Comments

We have no unresolved staff comments.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company's cybersecurity is overseen by the Chief Executive Officer, who receives reports directly from other officers and individuals who perform services for the Company, including, but not limited to, the Manager's Information Security Steering

Committee ("ISSC"), employing a risk-based methodology designed to safeguard the security, confidentiality, integrity, and availability of its information. The ISSC is tasked with developing an effective cyber strategy, establishing policies, and managing cyber risks within the organization. The Manager's Chief Financial Officer and General Counsel, along with the Chief Operating Officer, Chief Human Resources Officer, Chief Compliance Officer, Chief Technology Officer, Chief Information Security Officer and Chief of Intelligence collaborate with Company management to formulate, implement, and enforce these policies. They help ensure that the ISSC considers best practices in its decision-making, and convenes quarterly or as needed to assess cybersecurity issues and supervise matters related to information security, fraud, vendors, data protection, and privacy risks. The Manager's Chief Technology Officer and Chief Information Security Officer have extensive knowledge and skills, and collectively bring decades of experience in the cybersecurity industry.

To help identify and assess risks, we and our Manager engage third-party advisors to conduct assessments, which leverage standards such as the National Institute of Standards and Technology security framework ("NIST"). The results of these assessments inform the development of cybersecurity controls and risk mitigation strategies, which are then implemented throughout the Company.

We have taken proactive measures intended to minimize the likelihood of successful cyberattacks, including the establishment of incident response procedures designed to address potential cyber threats that may arise. These response procedures are structured with the aim to identify, analyze, contain, and remediate any cyber incidents that occur. We also have risk management processes to oversee and help identify risks from cybersecurity threats associated with our use of third-party providers. The Company's cybersecurity risk management processes are an integrated and key component of the Company's overall risk management strategy.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we believe are not reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Refer to the risk factor captioned "A cyberattack that bypasses our information technology ("IT") security systems or the IT security systems of our third-party providers, causing an IT security breach or cybersecurity incident, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs." in Part I, Item 1A, "Risk Factors" for additional description of cybersecurity risks and potential related impacts on the Company.

Governance

Material risks are identified and prioritized by management, and material risks are discussed periodically or as needed with the Board of Directors. The Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, including risks and contingencies associated with each area, including cybersecurity. In addition to the formal compliance program, the Board of Directors encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations.

Item 2. Properties

An affiliate of our Manager leases principal executive offices at 1345 Avenue of the Americas, 45th Floor, New York, NY 10105. We sublease a portion of office space from an entity controlled by certain employees of the Manager in New York. Jefferson Terminal leases approximately 300 acres of property for its terminal facilities and leases approximately 16,100 square feet of office space in Texas. We are redeveloping Repauno, located in New Jersey, which includes over 1,600 acres of land, riparian rights, rail tracks and a 186,000 barrel underground storage cavern, to be a multi-purpose, multi-modal deepwater port. Transtar owns or has operating rights on (through easements, leases, licenses, or other arrangements) roughly 2,000 acres of real property in Michigan, Ohio, Pennsylvania, Texas, and Indiana. Additionally, FYX and our railcar cleaning business lease space in Kentucky, Florida and Maine, respectively. We believe that our office facilities and properties are suitable and adequate for our business as it is contemplated to be conducted.

Item 3. Legal Proceedings

We are and may become involved in legal proceedings, including but not limited to regulatory investigations and inquiries, in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, we do not expect our current and any threatened legal proceedings to have a material adverse effect on our business, financial position or results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material adverse effect on our financial results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the NASDAQ under the symbol "FIP" on August 1, 2022, the date of the spin-off. There was no public trading market for our common stock before August 1, 2022. As of March 10, 2025, there were approximately 9 record holders of our common stock. This figure does not reflect the beneficial ownership of stock held in nominee name.

On February 27, 2025, our board of directors declared a cash dividend on our common stock of $0.03 per share for the quarter ended December 31, 2024, payable on March 26, 2025 to the holders of record on March 14, 2025. We may change our dividend policy at any time and no assurances can be given that any future dividends will be paid or, if paid, as to the amounts or timing. For example, as discussed in Note 2 to the consolidated and combined consolidated financial statements, the Company's management intends to alleviate liquidity risk by, among other things, eliminating dividends on our common stock. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant.

Performance Graph

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of two indices: S&P SmallCap 600 and Alerian MLP. The graph assumes an investment of $100 in our common stock and in each of the indices on August 1, 2022 (the date of the spin-off), and that all dividends were reinvested. The past performance of our stock is not an indication of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among FTAI Infrastructure Inc., the S&P SmallCap 600 Index and the Alerian MLP Index



*$100 invested on 8/1/22 in stock or 7/31/22 in index, including reinvestment of dividends. Fiscal year ending December 31.

(in whole dollars)

Index	8/1/2022	12/31/2022	12/31/2023	3/31/2024	6/30/2024	9/30/2024	12/31/2024
FTAI Infrastructure Inc.	$ 100.00	$ 90.44	$ 123.89	$ 201.01	$ 277.24	$ 301.69	$ 234.77
S&P SmallCap 600	100.00	94.09	109.19	111.88	108.40	119.38	118.69
Alerian MLP	100.00	105.77	133.85	152.44	157.55	158.69	166.53

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help you understand FTAI Infrastructure Inc. ("we", "us", "our", or the "Company"). Our MD&A should be read in conjunction with our consolidated and combined consolidated financial statements and the accompanying notes, and with Part I, Item 1A, "Risk Factors" and "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

Overview

We are in the business of acquiring, developing and operating assets and businesses that represent critical infrastructure for customers in the transportation, energy and industrial products industries. We were formed on December 13, 2021 as FTAI Infrastructure LLC, a Delaware limited liability company and subsidiary of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). In connection with the spin-off, FTAI Infrastructure LLC converted into FTAI Infrastructure Inc., a Delaware corporation, and acquired all of the material assets and investments that comprised FTAI's infrastructure business ("FTAI Infrastructure"). On August 1, 2022 (the "Spin-off Date"), FTAI distributed to the holders of FTAI common shares, one share of FTAI Infrastructure Inc. common stock for each FTAI common share held by such shareholder at the close of business on July 21, 2022 and we became an independent, publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP."

Our operations consist of four primary business lines: (i) Railroad, (ii) Ports and Terminals, (iii) Power and Gas and (iv) Sustainability and Energy Transition. Our Railroad business primarily invests in and operates short line and regional railroads in North America. Our Ports and Terminals business, consisting of our Jefferson Terminal and Repauno segments, develops or acquires industrial properties in strategic locations that store and handle for third parties a variety of energy products, including crude oil, refined products and clean fuels. Through an equity method investment, our Power and Gas business develops and operates facilities, such as a 485-megawatt power plant at the Long Ridge terminal in Ohio, that leverage the property's location and key attributes to generate incremental value. Our Sustainability and Energy Transition business focuses on investments in companies and assets that utilize green technology, produce sustainable fuels and products or enable customers to reduce their carbon footprint. For the year ended December 31, 2024, our Railroad business accounted for 54% of our total revenue and our Ports and Terminals business accounted for 29% of our total revenue. Corporate and other sources accounted for the remaining 17% of our total revenue.

We expect to continue to invest in such market sectors and pursue additional investment opportunities in other infrastructure businesses and assets we believe to be attractive and meet our investment objectives. Our team focuses on acquiring a diverse group of long-lived assets or operating businesses that provide mission-critical services or functions to infrastructure networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. We believe that there are a large number of acquisition opportunities in our markets and that our Manager's expertise and business and financing relationships, together with our access to capital and generally available capital for infrastructure projects in today's marketplace, will allow us to take advantage of these opportunities. As of December 31, 2024, we had total consolidated assets of $2.4 billion and redeemable preferred stock and equity of $0.5 billion.

Operating Segments

Prior to the third quarter of 2022, we operated as three reportable segments. During the third quarter of 2022, we reorganized our historical operating segments into five operating segments as described below. Additionally, during the third quarter of 2022, we modified our definition of Adjusted EBITDA to exclude the impact of interest and other costs on pension and other post-employment benefits ("OPEB") liabilities and dividends and accretion of redeemable preferred stock. During the first quarter of 2023, we modified our definition of Adjusted EBITDA to exclude the impact of other non-recurring items, such as severance expense. All segment data and related disclosures for earlier periods presented herein have been recast to reflect this segment reporting structure.

Our reportable segments represent strategic business units comprised of investments in different types of infrastructure assets. We have five reportable segments which operate in infrastructure businesses across several market sectors, all in North America. Our reportable segments are (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas and (v) Sustainability and Energy Transition. The Railroad segment is comprised of six freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, in addition to KRS, a railcar cleaning operation. The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal, Jefferson Terminal South and other related assets. The Repauno segment consists of a 1,630-acre deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities. The Power and Gas segment is comprised of an equity method investment in Long Ridge, which is a 1,660-acre multi-modal terminal located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant in operation. The Sustainability and Energy Transition segment is comprised of Aleon/Gladieux, Clean Planet, and CarbonFree, and all three investments are development stage businesses focused on sustainability and recycling.

Corporate and Other primarily consists of unallocated corporate general and administrative expenses, management fees, debt and redeemable preferred stock. Additionally, Corporate and Other includes an investment in an unconsolidated entity engaged in the acquisition and leasing of shipping containers and an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries.

Our Manager

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned asset management subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress. Fortress continues to operate as an independent investment manager under the Fortress brand, with autonomy over investment processes and decision making, personnel and operations.

Results of Operations

Adjusted EBITDA (Non-GAAP)

The chief operating decision maker ("CODM") utilizes Adjusted EBITDA as the key performance measure. Adjusted EBITDA is not a financial measure in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). This performance measure provides the CODM with the information necessary to assess operational performance, as well as make resource and allocation decisions. We believe Adjusted EBITDA is a useful metric for investors and analysts for similar purposes of assessing our operational performance.

Adjusted EBITDA is defined as net income (loss) attributable to stockholders or Former Parent, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, interest expense, interest and other costs on pension and OPEB liabilities, dividends and accretion of redeemable preferred stock, and other non-recurring items, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

We believe that net income (loss) attributable to stockholders, as defined by U.S. GAAP, is the most appropriate earnings measure with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to stockholders as determined in accordance with U.S. GAAP.

The following table presents our consolidated and combined consolidated results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Revenues					
Lease income	$ 4,963	$ 3,089	$ 3,221	$ 1,874	$ (132)
Rail revenues	178,243	167,793	147,804	10,450	19,989
Terminal services revenues	93,259	83,350	59,574	9,909	23,776
Roadside services revenues	55,000	68,190	47,899	(13,190)	20,291
Other revenue	32	(1,950)	3,468	1,982	(5,418)
Total revenues	331,497	320,472	261,966	11,025	58,506
Expenses					
Operating expenses	247,674	253,672	208,157	(5,998)	45,515
General and administrative	14,798	12,833	10,891	1,965	1,942
Acquisition and transaction expenses	5,457	4,140	16,844	1,317	(12,704)
Management fees and incentive allocation to affiliate	11,318	12,467	12,964	(1,149)	(497)
Depreciation and amortization	79,410	80,992	70,749	(1,582)	10,243
Asset impairment	72,336	743	—	71,593	743
Total expenses	430,993	364,847	319,605	66,146	45,242
Other (expense) income					
Equity in losses of unconsolidated entities	(55,496)	(24,707)	(67,399)	(30,789)	42,692
Gain (loss) on sale of assets, net	2,370	6,855	(1,603)	(4,485)	8,458
Loss on modification or extinguishment of debt	(8,925)	(2,036)	—	(6,889)	(2,036)
Interest expense	(122,108)	(99,603)	(53,239)	(22,505)	(46,364)
Other income (expense)	20,904	6,586	(3,169)	14,318	9,755
Total other expense	(163,255)	(112,905)	(125,410)	(50,350)	12,505
Loss before income taxes	(262,751)	(157,280)	(183,049)	(105,471)	25,769
Provision for income taxes	3,313	2,470	4,468	843	(1,998)
Net loss	(266,064)	(159,750)	(187,517)	(106,314)	27,767
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(42,419)	(38,414)	(33,933)	(4,005)	(4,481)
Less: Dividends and accretion of redeemable preferred stock	70,814	62,400	23,657	8,414	38,743
Net loss attributable to stockholders/Former Parent	$ (294,459)	$ (183,736)	$ (177,241)	$ (110,723)	$ (6,495)

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ (294,459)	$ (183,736)	$ (177,241)	$ (110,723)	$ (6,495)
Add: Provision for income taxes	3,313	2,470	4,468	843	(1,998)
Add: Equity-based compensation expense	8,636	9,199	4,146	(563)	5,053
Add: Acquisition and transaction expenses	5,457	4,140	16,844	1,317	(12,704)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	8,925	2,036	—	6,889	2,036
Add: Changes in fair value of non-hedge derivative instruments	—	1,125	(1,125)	(1,125)	2,250
Add: Asset impairment charges	70,401	743	—	69,658	743
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation & amortization expense [1]	83,885	81,541	70,749	2,344	10,792
Add: Interest expense	122,108	99,603	53,239	22,505	46,364
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [2]	20,272	20,209	13,939	63	6,270
Add: Dividends and accretion of redeemable preferred stock	70,814	62,400	23,657	8,414	38,743
Add: Interest and other costs on pension and OPEB liabilities	(66)	2,130	1,232	(2,196)	898
Add: Other non-recurring items [3]	—	2,470	—	(2,470)	2,470
Less: Equity in losses of unconsolidated entities	55,496	24,707	67,399	30,789	(42,692)
Less: Non-controlling share of Adjusted EBITDA [4]	(27,194)	(21,515)	(16,279)	(5,679)	(5,236)
Adjusted EBITDA (Non-GAAP)	$ 127,588	$ 107,522	$ 61,028	$ 20,066	$ 46,494

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) depreciation and amortization expense of $79,410, $80,992 and $70,749 and (ii) capitalized contract costs amortization of $4,475, $549 and $—, respectively.

[2] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $(55,656), $(23,752) and $(67,658), (ii) interest expense of $43,549, $34,686 and $28,702, (iii) depreciation and amortization expense of $28,115, $27,685 and $28,399, (iv) acquisition and transaction expenses of $209, $445 and $616, (v) changes in fair value of non-hedge derivative instruments of $(1,488), $(18,904) and $21,218, (vi) asset impairment of $274, $1,135 and $2,280, (vii) equity-based compensation of $2, $5 and $382, (viii) loss on modification or extinguishment of debt of $4,724, $— and $—, (ix) equity method basis adjustments of $65, $(1,091) and $— and (x) other non-recurring items of $478, $— and $—, respectively.

[3] Includes the following items for the year ended December 31, 2023: certain non-cash expenses related to the cancellation of restricted shares and Railroad severance expense of $2,470.

[4] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) equity-based compensation of $1,127, $1,412 and $470, (ii) (benefit from) provision for income taxes of $(510), $578 and $670, (iii) interest expense of $11,555, $7,391 and $5,491, (iv) depreciation and amortization expense of $12,930, $11,752 and $9,699, (v) changes in fair value of non-hedge derivative instruments of $—, $63 and $(53), (vi) acquisition and transaction expenses of $7, $307 and $1, (vii) interest and other costs on pension and OPEB liabilities of $(1), $6, and $1, (viii) asset impairment of $—, $2 and $—, (ix) loss on modification or extinguishment of debt of $2,086, $— and $— and (x) other non-recurring items of $—, $4 and $—, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues increased $11.0 million primarily due to higher revenues in the Railroad, Jefferson Terminal, and Repauno segments.

- Rail revenue increased $10.5 million due to an increase in both carloads and rates per car; and

- Terminal services revenue increased $9.9 million due to higher throughput volumes at Jefferson Terminal and the commencement of a butane throughput contract at Repauno in April 2023; partially offset by

- Roadside services revenue decreased $13.2 million due to a decrease in roadside services at FYX.

Expenses

Total expenses decreased $66.1 million primarily due to a decrease in (i) operating expenses, (ii) depreciation and amortization and (iii) asset impairment, offset by an increase in (iv) general and administrative expense and (v) acquisition and transaction expenses.

Operating expenses decreased $6.0 million primarily due to:

- a decrease of $15.6 million in the Corporate and Other segment primarily due to a decrease in roadside services at FYX; partially offset by

- an increase of $4.2 million in the Railroad segment primarily due to increased carloads;

- an increase of $1.3 million at Repauno which primarily reflects an increase in compensation and benefits due to costs associated with equity-based compensation, as well as an increase in labor costs and professional fees related to the continued development of the site; and

- an increase of $4.6 million at Jefferson Terminal which primarily reflects an increase in costs associated with equity-based compensation, as well as higher labor and other costs, including repairs and maintenance, associated with increased terminal throughput activity.

Depreciation and amortization decreased $1.6 million which primarily reflects certain assets becoming fully depreciated at the Jefferson Terminal and Corporate and Other segments.

Asset impairment increased $71.6 million due to the impairment of our investment in GM-FTAI Holdco LLC in the Sustainability and Energy Transition segment, partially offset by certain scrap assets that were written off in 2023 in the Railroad segment.

General and administrative increased $2.0 million primarily due to higher professional fees in the Corporate and Other segment.

Acquisition and transaction expenses increased $1.3 million primarily due to increased consulting fees in the Power and Gas segment.

Other (expense) income

Total other expense increased $50.4 million which primarily reflects:

- an increase in equity in losses of unconsolidated entities of $30.8 million which primarily reflects a decrease in unrealized gains on power swaps at Long Ridge Energy & Power LLC, as well as higher operating losses at GM-FTAI Holdco LLC in the Sustainability and Energy Transition segment;

- a decrease in gain on the sale of assets of $4.5 million primarily due to a gain recognized at Jefferson Terminal, offset by a loss recognized in the Railroad segment;

- an increase in interest expense of $22.5 million primarily due to an increase in the average outstanding debt of approximately $178.4 million which consists of (i) $49.1 million for the Senior Notes due 2027, (ii) $17.6 million for the DRP Revolver and (iii) $136.6 million for the Series 2024 Bonds as well as the Barclay's loan, offset by the full repayment of the Transtar Revolver in July 2023 for $50.0 million; and

- an increase in loss on modification or extinguishment of debt of $6.9 million at Jefferson Terminal; offset by

- an increase in other income of $14.3 million primarily due to (i) interest income from an increased loan balance under the loan agreement between the Company and Long Ridge Energy & Power LLC, (ii) pension and OPEB benefits due to favorable adjustments in the Railroad segment and (iii) a benefit from the decrease in prior period losses related to the termination of a pipeline contract at Jefferson Terminal.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock increased $8.4 million due to continued accretion of our redeemable preferred stock balance for the year.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $20.1 million primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased $58.5 million primarily due to higher revenues in the Railroad, Jefferson Terminal, and Corporate and Other segments.

- Rail revenue increased $20.0 million due to (i) an increase in both carloads and rates per car and (ii) a full year of fuel surcharges in 2023 compared to a partial year of fuel surcharges that went into effect at the beginning of the second quarter in 2022;

- Terminal services revenue increased $23.8 million due to higher throughput volumes at Jefferson Terminal and the commencement of a butane throughput contract at Repauno in April 2023; and

- Roadside services revenue increased $20.3 million due to the acquisition and consolidation of FYX in May 2022, in addition to FYX price increases during the year.

Expenses

Total expenses increased $45.2 million primarily due to an increase in (i) operating expenses, (ii) depreciation and amortization and (iii) general and administrative expense, partially offset by a decrease in (iv) acquisition and transaction expenses.

Operating expenses increased $45.5 million primarily due to:

- an increase of $20.2 million in the Corporate and Other segment primarily due to the acquisition and consolidation of FYX in May 2022;

- an increase of $8.1 million in the Railroad segment primarily due to (i) an increase in labor and other costs associated with higher carload activity and severance costs at Transtar and (ii) an increase in repairs and maintenance expense due to increased activity at Transtar;

- an increase of $5.1 million at Repauno which primarily reflects (i) an increase in compensation and benefits due to costs associated with equity-based compensation and (ii) an increase in labor costs and professional fees related to the continued development of the site;

- an increase of $10.2 million at Jefferson Terminal which primarily reflects (i) an increase in compensation and benefits due to costs associated with equity-based compensation and (ii) an increase in repairs and maintenance expense due to increased activity at Jefferson Terminal; and

- an increase of $1.9 million at Power and Gas primarily due to an increase in professional fees.

Depreciation and amortization increased $10.2 million which primarily reflects (i) additional assets placed into service at Jefferson Terminal and (ii) the acquisition and consolidation of FYX in May 2022.

General and administrative increased $1.9 million primarily due to higher professional fees in the Corporate and Other segment.

Acquisition and transaction expenses decreased $12.7 million primarily due to expenses incurred in 2022 related to the Spin-off.

Other (expense) income

Total other expense decreased $12.5 million which primarily reflects:

- a decrease in equity in losses of unconsolidated entities of $42.7 million which primarily reflects unrealized gains on power swaps at Long Ridge partially offset by operating losses at GM-FTAI Holdco LLC in the Sustainability and Energy Transition segment;

- an increase in gain on the sale of assets of $8.5 million due to a gain on a sales-type lease and a gain from the sale of land at Jefferson Terminal; and

- an increase in other income of $9.8 million primarily due to interest income from a loan agreement entered into at the end of 2022 between the Company and Long Ridge Energy & Power LLC; partially offset by

- an increase in interest expense of $46.4 million primarily due to an increase in the average outstanding debt of approximately $397.1 million which consists of (i) $327 million for the Senior Notes due 2027, (ii) $24.2 million for the Transtar Revolver, (iii) $25.5 million for the EB-5 Loan Agreement and (iv) $4.1 million for the Credit Agreement; and

- an increase in loss on extinguishment of debt of $2.0 million due to repayment of amounts outstanding under the Transtar Revolver and Credit Agreement in full.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock increased $38.7 million due to the redeemable preferred stock raise completed in August 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $46.5 million primarily due to the changes noted above.

Railroad Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Lease income	$ 1,784	$ 1,652	$ 1,943	$ 132	$ (291)
Rail revenues	178,243	167,793	147,718	10,450	20,075
Total revenues	180,027	169,445	149,661	10,582	19,784
Expenses					
Operating expenses	97,207	92,972	84,863	4,235	8,109
Acquisition and transaction expenses	526	737	763	(211)	(26)
Depreciation and amortization	20,200	19,590	20,164	610	(574)
Asset impairment	—	743	—	(743)	743
Total expenses	117,933	114,042	105,790	3,891	8,252
Other (expense) income					
Loss on sale of assets, net	(704)	(437)	(1,603)	(267)	1,166
Loss on extinguishment of debt	—	(937)	—	937	(937)
Interest expense	(306)	(2,284)	(212)	1,978	(2,072)
Other income (expense)	770	(2,164)	(1,632)	2,934	(532)
Total other expense	(240)	(5,822)	(3,447)	5,582	(2,375)
Income before income taxes	61,854	49,581	40,424	12,273	9,157
Provision for (benefit from) income taxes	4,692	(561)	1,287	5,253	(1,848)
Net income	57,162	50,142	39,137	7,020	11,005
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	245	143	15	102	128
Net income attributable to stockholders/Former Parent	$ 56,917	$ 49,999	$ 39,122	$ 6,918	$ 10,877

The following table sets forth a reconciliation of net income attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net income attributable to stockholders/Former Parent	$ **56,917**	$ 49,999	$ 39,122	$ 6,918	10,877
Add: Provision for (benefit from) income taxes	**4,692**	(561)	1,287	5,253	(1,848)
Add: Equity-based compensation expense	**1,801**	1,394	1,531	407	(137)
Add: Acquisition and transaction expenses	**526**	737	763	(211)	(26)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	**—**	937	—	(937)	937
Add: Changes in fair value of non-hedge derivative instruments	**—**	—	—	—	—
Add: Asset impairment charges	**—**	743	—	(743)	743
Add: Incentive allocations	**—**	—	—	—	—
Add: Depreciation & amortization expense	**20,200**	19,590	20,164	610	(574)
Add: Interest expense	**306**	2,284	212	(1,978)	2,072
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	**—**	—	—	—	—
Add: Dividends and accretion of redeemable preferred stock	**—**	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	**(66)**	2,130	1,232	(2,196)	898
Add: Other non-recurring items [1]	**—**	1,339	—	(1,339)	1,339
Less: Equity in losses of unconsolidated entities	**—**	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA [2]	**(122)**	(71)	(25)	(51)	(46)
Adjusted EBITDA (Non-GAAP)	$ **84,254**	$ 78,521	$ 64,286	$ 5,733	$ 14,235

[1] Includes the following items for the year ended December 31, 2023: Railroad severance expense of $1,339.

[2] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) equity-based compensation of $9, $4 and $2, (ii) provision for (benefit from) income taxes of $22, $(1) and $2, (iii) acquisition and transaction expenses of $2, $1 and $1, (iv) interest and other costs on pension and OPEB liabilities of $(1), $6 and $1, (v) depreciation and amortization expense of $88, $49 and $19, (vi) interest expense of $2, $6 and $—, (vii) asset impairment of $—, $2 and $— and (viii) other non-recurring items of $—, $4 and $—, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues increased $10.6 million which is primarily due to both an increase in carloads and rates per car.

Expenses

Total expenses increased $3.9 million which is primarily due to the increase in operating expense of $4.2 million due to increased carloads, partially offset by a decrease in asset impairment of $0.7 million for certain scrap assets written off in 2023.

Other (expense) income

Total other expense decreased $5.6 million which primarily reflects a decrease in interest expense and loss on extinguishment of debt related to the revolver entered into in the fourth quarter of 2022 and paid off in the third quarter of 2023, as well as an increase in other income related to pension and OPEB benefits due to favorable adjustments.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $5.7 million due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased $19.8 million which is primarily due to both an increase in (i) carloads and rates per car and (ii) a full year of fuel surcharges in 2023 compared to a partial year of fuel surcharges that went into effect at the beginning of the second quarter in 2022.

Expenses

Total expenses increased $8.3 million which is primarily due to the increase in operating expense of $8.1 million due to (i) an increase in compensation, benefits and other costs associated with higher carload activity and severance costs and (ii) repairs and maintenance from increased transloading activity.

Other expense

Total other expense increased $2.4 million which primarily reflects an increase in interest expense due to a higher outstanding balance on the revolver and an increase in interest rate during 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $14.2 million due to the changes noted above.

Jefferson Terminal Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Lease income	$ 3,179	$ 1,437	$ 1,278	$ 1,742	$ 159
Terminal services revenues	77,467	70,709	59,011	6,758	11,698
Total revenues	80,646	72,146	60,289	8,500	11,857
Expenses					
Operating expenses	71,203	66,576	56,417	4,627	10,159
Acquisition and transaction expenses	23	1,370	64	(1,347)	1,306
Depreciation and amortization	47,872	48,916	39,318	(1,044)	9,598
Total expenses	119,098	116,862	95,799	2,236	21,063
Other income (expense)					
Gain on sale of assets, net	3,074	7,292	—	(4,218)	7,292
Loss on modification or extinguishment of debt	(8,925)	—	—	(8,925)	—
Interest expense	(49,001)	(32,443)	(24,798)	(16,558)	(7,645)
Other income (expense)	5,515	(1,302)	(4,317)	6,817	3,015
Total other expense	(49,337)	(26,453)	(29,115)	(22,884)	2,662
Loss before income taxes	(87,789)	(71,169)	(64,625)	(16,620)	(6,544)
(Benefit from) provision for income taxes	(1,667)	2,468	3,016	(4,135)	(548)
Net loss	(86,122)	(73,637)	(67,641)	(12,485)	(5,996)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(41,491)	(36,917)	(32,018)	(4,574)	(4,899)
Net loss attributable to stockholders/Former Parent	$ (44,631)	$ (36,720)	$ (35,623)	$ (7,911)	$ (1,097)

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ **(44,631)**	$ (36,720)	$ (35,623)	$ (7,911)	$ (1,097)
Add: (Benefit from) provision for income taxes	**(1,667)**	2,468	3,016	(4,135)	(548)
Add: Equity-based compensation expense	**4,233**	5,865	2,020	(1,632)	3,845
Add: Acquisition and transaction expenses	**23**	1,370	64	(1,347)	1,306
Add: Losses on the modification or extinguishment of debt and capital lease obligations	**8,925**	—	—	8,925	—
Add: Changes in fair value of non-hedge derivative instruments	**—**	—	—	—	—
Add: Asset impairment charges	**—**	—	—	—	—
Add: Incentive allocations	**—**	—	—	—	—
Add: Depreciation and amortization expense [1]	**52,347**	49,465	39,318	2,882	10,147
Add: Interest expense	**49,001**	32,443	24,798	16,558	7,645
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	**—**	—	—	—	—
Add: Dividends and accretion of redeemable preferred stock	**—**	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	**—**	—	—	—	—
Add: Other non-recurring items [2]	**—**	1,131	—	(1,131)	1,131
Less: Equity in losses of unconsolidated entities	**—**	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA [3]	**(26,264)**	(20,328)	(15,103)	(5,936)	(5,225)
Adjusted EBITDA (Non-GAAP)	$ **41,967**	$ 35,694	$ 18,490	$ 6,273	$ 17,204

[1] Includes the following items for the years ended December 31, 2024, 2023, and 2022: (i) depreciation and amortization expense of $47,872, $48,916 and $39,318 and (ii) capitalized contract costs amortization of $4,475, $549 and $—, respectively.

[2] Includes the following items for the year ended December 31, 2023: certain non-cash expenses related to the cancellation of restricted shares of $1,131.

[3] Includes the following items for the years ended December 31, 2024, 2023, and 2022: (i) equity-based compensation of $989, $1,309 and $440, (ii) (benefit from) provision for income taxes of $(506), $551 and $660, (iii) interest expense of $11,454, $7,242 and $5,416, (iv) acquisition and transaction expenses of $5, $306 and $—, (v) depreciation and amortization expense of $12,236, $10,920 and $8,587 and (vi) loss on modification or extinguishment of debt of $2,086, $— and $—, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues increased $8.5 million during the year ended December 31, 2024 primarily due to (i) an increase in terminal services revenues of $6.8 million due to an increase in average crude oil throughput volumes and (ii) an increase in lease income of $1.7 million.

Expenses

Total expenses increased $2.2 million which reflects:

- an increase in operating expenses of $4.6 million primarily due to costs associated with equity-based compensation, higher labor and other costs, including repairs and maintenance, associated with increased terminal throughput activity; offset by

- a decrease in depreciation and amortization of $1.0 million due to certain assets becoming fully depreciated; and

- a decrease in acquisition and transaction expenses of $1.3 million associated with professional fees incurred in the prior year for a potential acquisition.

Other income (expense)

Total other expense increased $22.9 million which primarily reflects (i) an $8.9 million loss on modification or extinguishment of debt, (ii) an increase in interest expense of $16.6 million related to additional borrowings during the current year and (iii) a $4.2 million decrease in gain on sale of assets, offset by an increase in other income of $6.8 million due to current year gains from the grant of a pipeline easement and sales leaseback transaction, as well as a benefit from the decrease in prior year losses related to the termination of a pipeline contract.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $6.3 million primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased $11.9 million primarily due to (i) an increase in terminal services revenues of $11.7 million due to an increase in average refined products throughput volumes and (ii) an increase in lease income of $0.2 million.

Expenses

Total expenses increased $21.1 million which reflects:

- an increase in operating expenses of $10.2 million primarily due to costs associated with equity-based compensation, higher labor and other costs, including repairs and maintenance, associated with increased terminal throughput activity;

- an increase in depreciation and amortization of $9.6 million due to additional assets placed into service; and

- an increase in acquisition and transaction expenses of $1.3 million associated with professional fees for a potential acquisition.

Other income (expense)

Total other expense decreased $2.7 million which primarily reflects (i) a benefit from the decrease in prior period losses related to the termination of a pipeline contract, (ii) a gain on the sales-type lease and (iii) a gain from the sale of land, partially offset by an increase in interest expense due to additional borrowings for the EB-5 Loan Agreement.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $17.2 million primarily due to the changes noted above.

Repauno Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Rail revenues	$ —	$ —	$ 86	$ —	$ (86)
Terminal services revenues	15,792	12,641	563	3,151	12,078
Other revenue	32	(1,950)	3,468	1,982	(5,418)
Total revenues	15,824	10,691	4,117	5,133	6,574
Expenses					
Operating expenses	23,483	22,203	17,072	1,280	5,131
Depreciation and amortization	9,914	9,336	9,322	578	14
Total expenses	33,397	31,539	26,394	1,858	5,145
Other expense					
Interest expense	(1,617)	(2,557)	(1,590)	940	(967)
Total other expense	(1,617)	(2,557)	(1,590)	940	(967)
Loss before income taxes	(19,190)	(23,405)	(23,867)	4,215	462
(Benefit from) provision for income taxes	(431)	496	165	(927)	331
Net loss	(18,759)	(23,901)	(24,032)	5,142	131
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	(1,173)	(1,412)	(1,242)	239	(170)
Net loss attributable to stockholders/Former Parent	$ (17,586)	$ (22,489)	$ (22,790)	$ 4,903	$ 301

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ (17,586)	$ (22,489)	$ (22,790)	$ 4,903	$ 301
Add: (Benefit from) provision for income taxes	**(431)**	496	165	(927)	331
Add: Equity-based compensation expense	**2,108**	1,770	595	338	1,175
Add: Acquisition and transaction expenses	—	—	—	—	—
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	1,125	(1,125)	(1,125)	2,250
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense	**9,914**	9,336	9,322	578	14
Add: Interest expense	**1,617**	2,557	1,590	(940)	967
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	—	—
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in losses of unconsolidated entities	—	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA [(1)]	**(808)**	(856)	(500)	48	(356)
Adjusted EBITDA (Non-GAAP)	$ (5,186)	$ (8,061)	$ (12,743)	$ 2,875	$ 4,682

[(1)] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) equity-based compensation of $129, $99 and $28, (ii) (benefit from) provision for income taxes of $(26), $28 and $8, (iii) interest expense of $99, $143 and $75, (iv) depreciation and amortization expense of $606, $523 and $442, and (v) changes in fair value of non-hedge derivative instruments of $—, $63 and $(53), respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues increased $5.1 million, primarily due to the commencement of a butane throughput contract in April 2023, partially offset by losses in the prior year related to the sale of butane inventory as the terminal prepared for the new throughput contract.

Expenses

Total expenses increased $1.9 million primarily due to (i) an increase in operating expenses due to costs associated with stock-based compensation, (ii) an increase in depreciation expense due to assets being placed into service and (iii) an increase in labor costs and professional fees related to the continued development of the site.

Other expense

Total other expense decreased $0.9 million primarily due to an increase in capitalized interest, partially offset by an increase in interest expense due to an increase in the borrowing amount on the revolver, amended in December 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $2.9 million due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased $6.6 million, primarily due to the commencement of a butane throughput contract at Repauno in April 2023, partially offset by losses on the sale of butane inventory as the terminal prepared for the new throughput contract.

Expenses

Total expenses increased $5.1 million primarily due to (i) an increase in operating expenses due to costs associated with equity-based compensation and (ii) an increase in labor costs and professional fees related to the continued development of the site.

Other income (expense)

Total other expense increased $1.0 million primarily due to an increase in interest expense due to an increase in the borrowing rate on the revolver.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $4.7 million due to the changes noted above.

Power and Gas Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Other revenue	$ —	$ —	$ —	$ —	$ —
Total revenues	—	—	—	—	—
Expenses					
Operating expenses	2,190	2,726	826	(536)	1,900
Acquisition and transaction expenses	2,293	94	458	2,199	(364)
Total expenses	4,483	2,820	1,284	1,663	1,536
Other (expense) income					
Equity in losses of unconsolidated entities	(37,146)	(9,949)	(60,538)	(27,197)	50,589
Interest expense	—	(3)	—	3	(3)
Other income	12,430	7,523	524	4,907	6,999
Total other expense	(24,716)	(2,429)	(60,014)	(22,287)	57,585
Net loss attributable to stockholders/Former Parent	$ (29,199)	$ (5,249)	$ (61,298)	$ (23,950)	$ 56,049

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ (29,199)	$ (5,249)	$ (61,298)	$ (23,950)	$ 56,049
Add: Provision for income taxes	—	—	—	—	—
Add: Equity-based compensation expense	—	—	—	—	—
Add: Acquisition and transaction expenses	**2,293**	94	458	2,199	(364)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense	—	—	—	—	—
Add: Interest expense	—	3	—	(3)	3
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	**30,006**	29,987	18,341	19	11,646
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in losses of unconsolidated entities	**37,146**	9,949	60,538	27,197	(50,589)
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (Non-GAAP)	$ 40,246	$ 34,784	$ 18,039	$ 5,462	$ 16,745

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $(37,211), $(8,858) and $(60,538), (ii) depreciation expense of $25,353, $26,146 and $27,625, (iii) interest expense of $37,600, $31,109 and $26,758, (iv) acquisition and transaction expense of $209, $445 and $616, (v) changes in fair value of non-hedge derivative instruments of $(1,488), $(18,904) and $21,218, (vi) asset impairment of $274, $1,135 and $2,280, (vii) equity-based compensation of $2, $5 and $382, (viii) loss on modification or extinguishment of debt of $4,724, $— and $—, (ix) equity method basis adjustments of $65, $(1,091) and $— and (x) other non-recurring items of $478, $— and $—, respectively.

Comparison of the years ended December 31, 2024 and 2023

Expenses

Total expenses increased $1.7 million primarily due to an increase in consulting fees.

Other (expense) income

Total other expense increased $22.3 million primarily due to increases in equity in losses in unconsolidated entities primarily due to a decrease in unrealized gains on power swaps at Long Ridge Energy & Power LLC and loss on extinguishment of debt at Long Ridge West Virginia LLC, partially offset by increases in other income due to interest income from an increased loan balance under the loan agreement between the Company and Long Ridge Energy & Power LLC.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $5.5 million due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Expenses

Total expenses increased $1.5 million primarily due to an increase in professional fees.

Other (expense) income

Total other expenses decreased $57.6 million primarily due to decreases in equity in losses in unconsolidated entities primarily due to unrealized gains on power swaps at Long Ridge as power prices decreased, as well as increases in other income due to interest income from a loan agreement entered into at the end of 2022 between the Company and Long Ridge Energy & Power LLC.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $16.7 million due to an increase in the pro-rata share of Adjusted EBITDA from unconsolidated entities of $11.6 million, and the changes noted above.

Sustainability and Energy Transition Segment

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Other revenue	$ —	$ —	$ —	$ —	$ —
Total revenues	—	—	—	—	—
Expenses					
Operating expenses	7	29	10	(22)	19
Acquisition and transaction expenses	17	1	280	16	(279)
Asset impairment	72,336	—	—	72,336	—
Total expenses	72,360	30	290	72,330	(260)
Other (expense) income					
Equity in losses of unconsolidated entities	(18,390)	(14,814)	(7,012)	(3,576)	(7,802)
Other income	2,167	2,529	2,123	(362)	406
Total other expense	(16,223)	(12,285)	(4,889)	(3,938)	(7,396)
Net loss attributable to stockholders/Former Parent	$ (88,583)	$ (12,315)	$ (5,179)	$ (76,268)	$ (7,136)

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ (88,583)	$ (12,315)	$ (5,179)	$ (76,268)	$ (7,136)
Add: Provision for income taxes	—	—	—	—	—
Add: Equity-based compensation expense	—	—	—	—	—
Add: Acquisition and transaction expenses	17	1	280	16	(279)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	70,401	—	—	70,401	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense	—	—	—	—	—
Add: Interest expense	—	—	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	(9,710)	(9,753)	(4,447)	43	(5,306)
Add: Dividends and accretion of redeemable preferred stock	—	—	—	—	—
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in losses of unconsolidated entities	18,390	14,814	7,012	3,576	7,802
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (Non-GAAP)	$ (9,485)	$ (7,253)	$ (2,334)	$ (2,232)	$ (4,919)

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $(18,390), $(14,814) and $(7,069), (ii) depreciation expense of $2,762, $1,539 and $774, and (iii) interest expense of $5,918, $3,522 and $1,848, respectively.

Comparison of the years ended December 31, 2024 and 2023

Expenses

Total expenses increased $72.3 million primarily due to the impairment of our investment and the related note receivable in GM-FTAI Holdco LLC.

Other (expense) income

Total other expense increased $3.9 million which primarily reflects an increase of $3.6 million in equity in losses of unconsolidated entities primarily due to higher operating losses at GM-FTAI Holdco LLC.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA decreased $2.2 million primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Other (expense) income

Total other expense increased $7.4 million which reflects an increase of $7.8 million in equity in losses of unconsolidated entities primarily due to operating losses at GM-FTAI Holdco LLC, offset by an increase in other income of $0.4 million due to interest income earned on outstanding notes.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA decreased $4.9 million primarily due to a decrease in the pro-rata share of Adjusted EBITDA from unconsolidated entities of $5.3 million, and the changes noted above.

Corporate and Other

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Revenues					
Roadside services revenues	$ 55,000	$ 68,190	$ 47,899	$ (13,190)	$ 20,291
Total revenues	55,000	68,190	47,899	(13,190)	20,291
Expenses					
Operating expenses	53,584	69,166	48,969	(15,582)	20,197
General and administrative	14,798	12,833	10,891	1,965	1,942
Acquisition and transaction expenses	2,598	1,938	15,279	660	(13,341)
Management fees and incentive allocation to affiliate	11,318	12,467	12,964	(1,149)	(497)
Depreciation and amortization	1,424	3,150	1,945	(1,726)	1,205
Total expenses	83,722	99,554	90,048	(15,832)	9,506
Other income (expense)					
Equity in earnings of unconsolidated entities	40	56	151	(16)	(95)
Loss on extinguishment of debt	—	(1,099)	—	1,099	(1,099)
Interest expense	(71,184)	(62,316)	(26,639)	(8,868)	(35,677)
Other income	22	—	133	22	(133)
Total other expense	(71,122)	(63,359)	(26,355)	(7,763)	(37,004)
Loss before income taxes	(99,844)	(94,723)	(68,504)	(5,121)	(26,219)
Provision for income taxes	719	67	—	652	67
Net loss	(100,563)	(94,790)	(68,504)	(5,773)	(26,286)
Less: Net loss attributable to non-controlling interest in consolidated subsidiaries	—	(228)	(688)	228	460
Less: Dividends and accretion of redeemable preferred stock	70,814	62,400	23,657	8,414	38,743
Net loss attributable to stockholders/Former Parent	$ (171,377)	$ (156,962)	$ (91,473)	$ (14,415)	$ (65,489)

The following table sets forth a reconciliation of net loss attributable to stockholders and Former Parent to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	23 vs '22
Net loss attributable to stockholders/Former Parent	$ (171,377)	$ (156,962)	$ (91,473)	$ (14,415)	$ (65,489)
Add: Provision for income taxes	719	67	—	652	67
Add: Equity-based compensation expense	494	170	—	324	170
Add: Acquisition and transaction expenses	2,598	1,938	15,279	660	(13,341)
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	1,099	—	(1,099)	1,099
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense	1,424	3,150	1,945	(1,726)	1,205
Add: Interest expense	71,184	62,316	26,639	8,868	35,677
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	(24)	(25)	45	1	(70)
Add: Dividends and accretion of redeemable preferred stock	70,814	62,400	23,657	8,414	38,743
Add: Interest and other costs on pension and OPEB liabilities	—	—	—	—	—
Add: Other non-recurring items	—	—	—	—	—
Less: Equity in earnings of unconsolidated entities	(40)	(56)	(151)	16	95
Less: Non-controlling share of Adjusted EBITDA [2]	—	(260)	(651)	260	391
Adjusted EBITDA (Non-GAAP)	$ (24,208)	$ (26,163)	$ (24,710)	$ 1,955	$ (1,453)

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $(55), $(80) and $(51) and (ii) interest expense of $31, $55 and $96, respectively.

[2] Includes the following items for the year ended December 31, 2024, 2023 and 2022: (i) depreciation expense of $—, $260 and $651, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues decreased $13.2 million primarily due to a decrease in roadside services at FYX.

Expenses

Total expenses decreased $15.8 million primarily due to:

- a decrease in operating expenses of $15.6 million due to a decrease in roadside services at FYX; and

- a decrease in depreciation and amortization expense of $1.7 million due to assets that became fully depreciated; partially offset by

- an increase in general and administrative expense of $2.0 million primarily due to higher professional fees.

Other income (expense)

Total other expense increased $7.8 million due primarily to (i) an increase in interest expense of $8.9 million due to the additional issuance of the Senior Notes due 2027 in July 2023, partially offset by (ii) a decrease in loss on extinguishment of debt of $1.1 million due to repayment of amounts outstanding under the Credit Agreement in July 2023.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock increased $8.4 million due to continued accretion of our redeemable preferred stock balance for the year.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased $2.0 million primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased $20.3 million primarily due to the acquisition and consolidation of FYX in May 2022, in addition to FYX price increases during the year.

Expenses

Total expenses increased $9.5 million primarily due to:

- an increase in operating expenses of $20.2 million and an increase in depreciation and amortization expense of $1.2 million due to the acquisition and consolidation of FYX in May 2022; and

- an increase in general and administrative expense of $1.9 million primarily due to higher professional fees; partially offset by

- a decrease in acquisition and transaction expenses of $13.3 million primarily due to expenses incurred in 2022 related to the Spin-off.

Other income (expense)

Total other expense increased $37.0 million due primarily to (i) an increase in interest expense of $35.7 million due to the additional issuance of the Senior Notes due 2027 in July 2023 and (ii) an increase in loss on extinguishment of debt of $1.1 million.

Dividends and accretion of redeemable preferred stock

Dividends and accretion of redeemable preferred stock increased $38.7 million due to the redeemable preferred stock raise completed in August 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA decreased $1.5 million primarily due to the changes noted above.

Transactions with Affiliates and Affiliated Entities

We are managed by the Manager, an affiliate of Fortress, pursuant to our Management Agreement, which provides for us to bear obligations for management fees and expense reimbursements payable to the Manager. Pursuant to the terms of the Management Agreement, the Manager provides a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Management Agreement has an initial six-year term and is automatically renewed for one-year terms thereafter unless terminated either by us or our Manager. For its services, our Manager is entitled to receive a management fee from us, payable monthly, that is based on the average value of our total equity (including redeemable preferred stock, but excluding non-controlling interests) determined on a consolidated basis in accordance with GAAP as of the last day of the two most recently completed months *multiplied by* an annual rate of 1.50%. In addition, we are obligated to reimburse certain expenses incurred by our Manager on our behalf.

Geographic Information

Please refer to Note 15 of our consolidated and combined consolidated financial statements for information by geographic area for each segment, all located in North America, of revenues from our external customers, for the years ended December 31, 2024, 2023 and 2022, as well as the geographic area for each segment of our total property, plant and equipment as of December 31, 2024 and 2023.

Liquidity and Capital Resources

We believe we have sufficient liquidity to satisfy our cash needs; however, we continue to evaluate and take action, as necessary, to preserve adequate liquidity and ensure that our business can continue to operate during these uncertain times. This includes limiting discretionary spending across the organization and re-prioritizing our capital projects.

As disclosed in Note 19, subsequent to December 31, 2024, the Company has (i) extended the maturity dates of its EB-5 and EB-5.2 Loan Agreements to January 25, 2027 and March 10, 2027, respectively, (ii) amended its October 2024 Jefferson Credit Agreement to include the option to extend its maturity date to April 1, 2026 and (iii) executed an additional loan agreement for $30.0 million at its Repauno segment that will be due July 18, 2025 and includes the option to extend its maturity date to April 1, 2026. Notwithstanding these actions, Management concluded that the Company's current liquidity and forecasted cash flows from operations are not sufficient to meet its obligations as they become due, when including cash dividend payments on its Series A Preferred Stock. However, Management has approved a plan to accrue paid-in-kind dividends on the Series A Preferred Stock which would preclude the payment of future dividends on common stock, excluding the common dividend that our board of directors declared on February 27, 2025 that will be paid on March 26, 2025 (see Note 19). In addition, Management will exercise the options to extend the maturity dates of the debt instruments noted above, as needed. Management concluded that such plans are probable of being implemented and the Company will have sufficient liquidity to meet its obligations as they become due over the next twelve months from the date that the consolidated financial statements were issued. Management will continue to evaluate its liquidity and financial position and update future plans accordingly.

Our principal uses of liquidity have been and continue to be (i) acquisitions of and investments in infrastructure assets, (ii) expenses associated with our operating activities and (iii) debt service obligations associated with our investments.

- Cash used for the purpose of making investments was $121.9 million, $147.2 million and $267.3 million during the years ended December 31, 2024, 2023 and 2022, respectively.

- Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been and continue to be (i) cash and restricted cash on hand as of December 31, 2024 (ii) revenues from our infrastructure businesses net of operating expenses, (iii) proceeds from borrowings and (iv) proceeds from asset sales and an easement.

- During the year ended December 31, 2024, additional borrowings were obtained in connection with the (i) April 2024 Jefferson Credit Agreement of $75.0 million, (ii) Series 2024 Bond Offering of $382.3 million and (iii) October 2024 Jefferson Credit Agreement of $50.0 million. In June 2024, we used a portion of the net proceeds from the Series 2024 Bonds to (i) repay the Jefferson Credit Agreement of $75.0 million, (ii) fund the $108.0 million for the Tender Offer and (iii) refinance the Taxable Series 2020B Bonds of $79.1 million. In August 2024, we used a portion of the net proceeds from the Series 2024 Bonds to repurchase and cancel an additional $6.0 million of the Tax Exempt Series 2021A Bonds.

- During the year ended December 31, 2023, additional borrowings were obtained in connection with the (i) EB-5 Loan Agreement of $1.6 million, (ii) Transtar Revolver of $40.0 million, (iii) Credit Agreement of $25.0 million, (iv) 2027 Notes (as defined in Note 7 of the consolidated and combined consolidated financial statements) of $100.0 million and (v) DRP Revolver of $19.3 million. In July 2023, we used a portion of the net proceeds from the additional $100.0 million aggregate principal amount of the 2027 Notes to repay the amounts outstanding under the Transtar Revolver and Credit Agreement in full.

- During the year ended December 31, 2022, additional borrowings were obtained in connection with the (i) 2027 Notes (as defined in Note 7 of the consolidated and combined consolidated financial statements) of $473.8 million, (ii) Transtar Revolver of $10.0 million and (iii) EB-5.3 Loan Agreement of $26.4 million. We did not make any principal repayments of debt during the year ended December 31, 2022.

We are currently evaluating several potential transactions and related financings, including, but not limited to, providing for increased debt capacity at certain of our subsidiaries, which could occur within the next 12 months. None of these transactions, negotiations or financings are definitive or included within our planned liquidity needs. We cannot assure if or when any such transaction will be consummated or the terms of any such transaction. In addition, from time to time, we may seek to repay, refinance or restructure all or a portion of our debt or to repurchase or repay our outstanding debt through, as applicable, tender offers, exchange offers, open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on a number of factors, including prevailing market conditions, our liquidity requirements and contractual requirements (including compliance with the terms of our debt agreements), among other factors.

Historical Cash Flow

The following table presents our historical cash flow:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash Flow Data:			
Net cash (used in) provided by operating activities	$ (15,278)	$ 5,513	$ (42,690)
Net cash used in investing activities	(118,137)	(147,123)	(267,266)
Net cash provided by financing activities	193,232	79,447	157,743

Comparison of the years ended December 31, 2024 and 2023

Net cash used in operating activities increased $20.8 million, which primarily reflects (i) an increase in net loss of $106.3 million, (ii) changes in accounts receivable, accounts payable and accrued liabilities, other assets and other liabilities of $23.6 million, (iii) a decrease in depreciation and amortization of $1.6 million and (iv) an increase in gain on sale of easement of $3.5 million, partially offset by (v) a change in equity in losses of unconsolidated entities of $30.8 million, (vi) a decrease in gain on the sale of assets of $4.5 million, (vii) an increase in loss on modification or extinguishment of debt of $6.9 million and (viii) an increase in asset impairment of $71.6 million.

Net cash used in investing activities decreased $29.0 million primarily due to (i) a decrease in acquisitions of property, plant and equipment of $19.5 million, (ii) a decrease in investment in convertible promissory notes of $4.6 million, (iii) a decrease in cash used for the acquisition of business of $4.4 million, (iv) a decrease in the investment in unconsolidated entities of $3.3 million and (v) an increase in gain on sale of easement of $3.5 million, partially offset by (vi) an increase in the acquisition of leasing equipment of $1.6 million and (vii) an increase in investment in equity instruments of $5.0 million.

Net cash provided by financing activities increased $113.8 million primarily due to (i) an increase in proceeds from debt of $317.1 million, partially offset by (ii) repayment of debt proceeds of $172.5 million, (iii) an increase in settlement of equity-based compensation of $1.2 million, (iv) an increase in payment of deferred financing costs of $2.6 million, (v) an increase in cash dividends paid for Redeemable Preferred Stock of $12.9 million and (vi) an increase in distributions to non-controlling interests of $13.4 million.

Comparison of the years ended December 31, 2023 and 2022

Net cash provided by operating activities increased $48.2 million, which primarily reflects (i) a decrease in net loss of $27.8 million, (ii) changes in accounts receivable, accounts payable and accrued liabilities, other assets and other liabilities of $46.5 million, (iii) an increase in depreciation and amortization of $10.2 million, (iv) an increase in equity-based compensation of $5.1 million and (v) an increase in bad debt expense of $1.4 million, partially offset by (vi) a change in equity in losses of unconsolidated entities of $42.7 million.

Net cash used in investing activities decreased $120.1 million primarily due to (i) a decrease in acquisitions of property, plant and equipment of $118.1 million and (ii) a decrease in investment in convertible promissory notes of $11.4 million, partially offset by (iii) an increase in cash used for the acquisition of additional ownership interest in FYX of $0.6 million in 2023 as compared to 2022, (iv) an increase in the investment in unconsolidated entities of $1.1 million, (v) a decrease in the proceeds from sale of property, plant and equipment of $6.1 million and (vi) an increase in the acquisition of leasing equipment of $1.7 million.

Net cash provided by financing activities decreased $78.3 million primarily due to (i) a decrease in the proceeds from the issuance of Redeemable Preferred Stock of $274.6 million, (ii) a decrease in proceeds from debt of $337.7 million, (iii) repayment of debt proceeds of $75.1 million, (iv) cash dividends paid of $9.3 million and (v) a decrease in settlement of equity-based compensation of $1.6 million, partially offset by (vi) a decrease in net transfers to Former Parent of $617.3 million and (vii) a decrease in payment of deferred financing costs of $4.8 million.

Debt Covenants

We are in compliance with all of our debt covenants as of December 31, 2024. See Note 7 to the consolidated and combined consolidated financial statements for information related to our debt obligations and respective covenants.

Contractual Obligations and Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Debt Obligations—As of December 31, 2024, we have outstanding principal and interest payment obligations of $1.6 billion and $555.3 million, respectively, of which, there are $50.0 million of principal payments due and $122.0 million of interest payments due within the next twelve months. See Note 7 of the consolidated and combined consolidated financial statements for additional information about our debt obligations.

Lease Obligations—As of December 31, 2024, we had operating and finance lease obligations of $168.6 million, of which $8.4 million is due within the next twelve months.

Redeemable Preferred Stock Obligations—We have dividend payments of $73.8 million due on our redeemable preferred stock within the next twelve months with an option to paid-in-kind dividends at a higher interest rate and to defer payment for twelve months. See Notes 2 and 16 for additional information related to our preferred stock obligations.

Other Cash Requirements—In addition to our contractual obligations, we may pay quarterly cash dividends on our common stock, which are subject to change at the discretion of our board of directors.

We expect to meet our future short-term liquidity requirements through cash on hand, unused borrowing capacity or future financings and net cash provided by our current operations. We may elect to meet certain long-term liquidity requirements or to continue to pursue strategic opportunities through utilizing cash on hand, cash generated from our current operations and the issuance of securities in the future. Management believes adequate capital and borrowings are available from various sources to fund our commitments to the extent required.

Application of Critical Accounting Policies

Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over their estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 - 55 years	Scrap value at end of useful life
Buildings and site improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	3 - 5 years from date of purchase	None
Construction in progress	N/A	N/A

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases and terminal services contracts, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Goodwill—Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal, Transtar and FYX. As of December 31, 2024, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million, and $5.4 million, respectively. As of December 31, 2023, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million, and $5.4 million, respectively. During 2023, an immaterial adjustment was recorded to the goodwill and property, plant and equipment balances of the Railroad segment.

We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.

For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss.

A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.

As of October 1, 2024, we elected to complete a qualitative impairment assessment of the goodwill related to our Transtar and FYX reporting units and concluded that it was more likely than not that the fair value of the Transtar and FYX reporting units exceeded their respective carrying values. Therefore, no quantitative impairment evaluation was completed. As part of our assessment, we considered numerous factors, including:

- macroeconomic conditions and their potential impact on reporting unit fair value;

- industry and market conditions;

- cost factors such as increases in raw materials, labor or other costs;

- actual financial performance compared with budget and prior projections; and

- events that may change the composition or carrying value of its net assets.

For our Jefferson Terminal reporting unit, we completed a quantitative analysis. We estimate the fair value of Jefferson Terminal using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the forecasted revenue growth rates, capital expenditures and discount rates. The estimates and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.

In connection with our impairment analysis, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management's judgment. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the forecasted cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal reporting unit had an estimated fair value that exceeded its carrying value by more than 10% as of October 1, 2024. The Jefferson Terminal reporting unit forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage and throughput of heavy and light crude and refined products, expansion of refined product distribution to Mexico, expansion of volumes and execution of contracts related to sustainable fuels and movements in future oil spreads. At October 1, 2024, approximately 6.0 million barrels of storage was operational. Our discount rate for our 2024 goodwill impairment analysis was 9.5% and our assumed terminal growth rate was 2.5%. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting unit would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil and natural gas production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil pricing that affect long term refining planned output could impact Jefferson Terminal operations.

We expect the Jefferson Terminal reporting unit to continue to generate positive Adjusted EBITDA in future years. Further delays in executing anticipated contracts or achieving our projected volumes could adversely affect the fair value of the reporting unit.

There were no impairments of goodwill for the years ended December 31, 2024, 2023 and 2022.

Income Taxes—Prior to the spin-off, we were taxed as a disregarded entity for U.S. federal income tax purposes and our taxable income or loss generated was allocated to investors by our Former Parent, which was treated as a partnership for U.S. federal income tax purposes. In addition, certain of our subsidiaries were taxed as separate corporations for U.S. federal income tax purposes. The income tax provision included in the consolidated and combined consolidated financial statements prior to the spin-off was prepared on a separate return method. Post spin-off, FTAI Infrastructure's tax profile, certain return elections and assertions are different, including a single consolidated federal tax filing in the U.S., and therefore the income taxes presented prior to the spin-off in the consolidated and combined consolidated financial statements are not expected to be indicative of the Company's future income taxes.

We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

Some of our entities file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in certain foreign jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal, state and foreign tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in the Consolidated and Combined Consolidated Statements of Operations.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated and combined consolidated financial statements included elsewhere in this filing for recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the U.S. government's monetary and tax policies, global economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our term loan arrangements.

Indices which are deemed "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. We are monitoring related reform proposals and evaluating the related risks; however, it is not possible to predict the effects of any of these developments, and any future initiatives to regulate, reform or change the manner of administration of benchmark indices could result in adverse consequences to the rate of interest payable and receivable on, market value of and market liquidity for financial instruments tied to variable interest rate indices.

Some of our borrowing agreements require payments based on a variable interest rate index, such as Secured Overnight Financing Rate ("SOFR"). Therefore, to the extent our borrowing costs are not fixed, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our leases. We may elect to manage our exposure to interest rate movements through the use of interest rate derivatives (interest rate swaps and caps).

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential interest expense impacts on our financial instruments It also does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

As of December 31, 2024, assuming we do not hedge our exposure to interest rate fluctuations related to our outstanding floating rate debt, a hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would result in an increase of approximately $0.7 million or a decrease of approximately $0.7 million in interest expense over the next 12 months.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FTAI Infrastructure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FTAI Infrastructure Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated and combined consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated and combined consolidated financial statements"). In our opinion, the consolidated and combined consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2025 expressed an unqualified opinion thereon.

Company's disclosure of an additional measure of segment profit or loss

In Note 15 to the consolidated and combined consolidated financial statements, the Company has elected to disclose Adjusted EBITDA (Adjusted EBITDA is defined as net income (loss) attributable to stockholders and Former Parent, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, interest expense, interest and other costs on pension and OPEB liabilities, dividends and accretion of redeemable preferred stock, and other non-recurring items, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA) as a segment profit or loss measure as permitted pursuant to ASC 280 and that the U.S. Securities and Exchange Commission (SEC) defines as a non-GAAP measure. Accordingly, we express no opinion on whether the segment profit or loss measure complies with SEC Regulation S-K, Item 10(e) and Regulation G, Item 101.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated and combined consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill - Jefferson Terminal Reporting Unit

Description of the Matter	At December 31, 2024, the Company's goodwill was $275.4 million for the Jefferson Terminal reporting unit. As discussed in Note 2 of the consolidated and combined consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level.
	Auditing the fair value estimate of the Jefferson Terminal reporting unit used in the annual goodwill impairment test was complex and highly judgmental due to the significant estimation required in determining the fair value of the Jefferson Terminal reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the forecasted revenue growth rates, capital expenditures and discount rate, which are affected by expectations about the Company's ability to secure new contracts and increase volumes from existing contracts as well as expectations about the overall industry, market and economic conditions.
How We Addressed the Matter in Our Audit	To test the estimated fair value of the Company's Jefferson Terminal reporting unit for use in the goodwill impairment assessment, we performed audit procedures that included, among others, assessing the valuation methodology used and testing the significant assumptions, described above, and the completeness and accuracy of the underlying data used by the Company in its impairment test. For example, we compared significant assumptions used by management to current industry, market and economic trends and to the historical results of the reporting unit and other guideline companies within the same industry. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses to evaluate the changes in the fair value of the Jefferson Terminal reporting unit that would result from changes in the significant assumptions. We also involved our internal valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

New York, New York

March 13, 2025

FTAI INFRASTRUCTURE INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	Notes	December 31, 2024	December 31, 2023
Assets			
Current assets:			
Cash and cash equivalents	2	$ 27,785	$ 29,367
Restricted cash and cash equivalents	2	119,511	58,112
Accounts receivable, net	2	52,994	55,990
Other current assets	2	19,561	42,034
Total current assets		219,851	185,503
Leasing equipment, net	3	37,453	35,587
Operating lease right-of-use assets, net	10	67,937	69,748
Property, plant, and equipment, net	4	1,653,468	1,630,829
Investments	5	12,529	72,701
Intangible assets, net	6	46,229	52,621
Goodwill	2	275,367	275,367
Other assets	2	61,554	57,253
Total assets		$ 2,374,388	$ 2,379,609
Liabilities			
Current liabilities:			
Accounts payable and accrued liabilities	2	$ 176,425	$ 130,796
Debt, net		48,594	—
Operating lease liabilities	10	7,172	7,218
Other current liabilities	2	18,603	12,623
Total current liabilities		250,794	150,637
Debt, net	7	1,539,241	1,340,910
Operating lease liabilities	10	60,893	62,441
Other liabilities		67,104	87,530
Total liabilities		1,918,032	1,641,518
Commitments and contingencies	18	—	—
Redeemable preferred stock ($0.01 par value per share; 200,000,000 shares authorized; 300,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively; redemption amount of $431.8 million and $446.5 million as of December 31, 2024 and December 31, 2023, respectively)	16	381,218	325,232
Equity			
Common stock ($0.01 par value per share; 2,000,000,000 shares authorized; 113,934,860 and 100,589,572 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively)		1,139	1,006
Additional paid in capital		764,381	843,971
Accumulated deficit		(405,818)	(182,173)
Accumulated other comprehensive loss		(157,051)	(178,515)
Stockholders' equity		202,651	484,289
Non-controlling interests in equity of consolidated subsidiaries		(127,513)	(71,430)
Total equity		75,138	412,859
Total liabilities, redeemable preferred stock and equity		$ 2,374,388	$ 2,379,609

See accompanying notes to the consolidated and combined consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Notes	Year Ended December 31,		
		2024	**2023**	**2022**
Revenues				
Total revenues	9	$ 331,497	$ 320,472	$ 261,966
Expenses				
Operating expenses	2	247,674	253,672	208,157
General and administrative		14,798	12,833	10,891
Acquisition and transaction expenses		5,457	4,140	16,844
Management fees and incentive allocation to affiliate	14	11,318	12,467	12,964
Depreciation and amortization	3, 4, 6	79,410	80,992	70,749
Asset impairment		72,336	743	—
Total expenses		430,993	364,847	319,605
Other (expense) income				
Equity in losses of unconsolidated entities	5	(55,496)	(24,707)	(67,399)
Gain (loss) on sale of assets, net		2,370	6,855	(1,603)
Loss on modification or extinguishment of debt		(8,925)	(2,036)	—
Interest expense		(122,108)	(99,603)	(53,239)
Other income (expense)		20,904	6,586	(3,169)
Total other expense		(163,255)	(112,905)	(125,410)
Loss before income taxes		(262,751)	(157,280)	(183,049)
Provision for income taxes	13	3,313	2,470	4,468
Net loss		(266,064)	(159,750)	(187,517)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries		(42,419)	(38,414)	(33,933)
Less: Dividends and accretion of redeemable preferred stock		70,814	62,400	23,657
Net loss attributable to stockholders/Former Parent		$ (294,459)	$ (183,736)	$ (177,241)
Loss per share:	17			
Basic		$ (2.72)	$ (1.78)	$ (1.73)
Diluted		$ (2.72)	$ (1.79)	$ (1.73)
Weighted average shares outstanding:				
Basic		108,217,871	102,960,812	102,747,121
Diluted		108,217,871	102,960,812	102,747,121

See accompanying notes to the consolidated and combined consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	**$ (266,064)**	$ (159,750)	$ (187,517)
Other comprehensive (loss) income:			
Other comprehensive (loss) income related to equity method investees	**(2,523)**	123,845	(149,078)
Changes in pension and other postretirement benefit accounts [1]	**23,987**	(2,227)	4,409
Total other comprehensive income (loss)	**21,464**	121,618	(144,669)
Comprehensive loss	**(244,600)**	(38,132)	(332,186)
Comprehensive loss attributable to non-controlling interests	**(42,419)**	(38,414)	(33,933)
Comprehensive (loss) income attributable to stockholders/Former Parent	**$ (202,181)**	$ 282	$ (298,253)

[1] Net of deferred tax expense of $1.9 million, $— and $— for the years ended December 31, 2024, 2023 and 2022, respectively.

See accompanying notes to the consolidated and combined consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Dollars in thousands)

	Common Stock	Net Former Parent Investment	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interests in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2021	$ —	$ 1,617,601	$ —	$ —	$ (155,464)	$ (91)	$ 1,462,046
Net loss		(92,747)		(60,837)		(33,933)	(187,517)
Other comprehensive loss					(144,669)		(144,669)
Total comprehensive loss	—	(92,747)	—	(60,837)	(144,669)	(33,933)	(332,186)
Net transfers from Former Parent		(617,321)					(617,321)
Distribution by Former Parent	994	(907,533)	906,539				—
Acquisition of subsidiary						3,054	3,054
Contributions from non-controlling interests						731	731
Distributions to non-controlling interests						(143)	(143)
Issuance of warrants			13,750				13,750
Issuance of Manager options			18,127				18,127
Dividends and accretion of redeemable preferred stock			(23,657)				(23,657)
Dividends declared on common stock			(3,082)				(3,082)
Distributions to Manager			(78)				(78)
Settlement of equity-based compensation						(593)	(593)
Equity-based compensation						4,146	4,146
Equity - December 31, 2022	$ 994	$ —	$ 911,599	$ (60,837)	$ (300,133)	$ (26,829)	$ 524,794
Net loss				(121,336)		(38,414)	(159,750)
Other comprehensive income					121,618		121,618
Total comprehensive (loss) income	—	—	—	(121,336)	121,618	(38,414)	(38,132)
Acquisition of consolidated subsidiary			(953)			(3,495)	(4,448)
Distributions to non-controlling interests						(1,647)	(1,647)
Issuance of common shares	12		16				28
Dividends and accretion of redeemable preferred stock			(62,400)				(62,400)
Dividends declared on common stock			(12,372)				(12,372)
Settlement of equity-based compensation			(1,629)			(534)	(2,163)
Equity-based compensation			9,710			(511)	9,199
Equity - December 31, 2023	$ 1,006	$ —	$ 843,971	$ (182,173)	$ (178,515)	$ (71,430)	$ 412,859
Net loss				(223,645)		(42,419)	(266,064)
Other comprehensive income					21,464		21,464
Total comprehensive (loss) income	—	—	—	(223,645)	21,464	(42,419)	(244,600)
Distributions to non-controlling interests						(15,039)	(15,039)
Issuance of common shares	133		419				552
Dividends and accretion of redeemable preferred stock			(70,814)				(70,814)
Dividends declared on common stock			(13,124)				(13,124)
Settlement of equity-based compensation			(2,906)			(426)	(3,332)

(Dollars in thousands)

Equity-based compensation			6,835			1,801	8,636
Equity - December 31, 2024	**$ 1,139**	**$ —**	**$ 764,381**	**$ (405,818)**	**$ (157,051)**	**$ (127,513)**	**$ 75,138**

See accompanying notes to the consolidated and combined consolidated financial statements.

FTAI INFRASTRUCTURE INC.
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	**$ (266,064)**	$ (159,750)	$ (187,517)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Equity in losses of unconsolidated entities	**55,496**	24,707	67,399
(Gain) loss on sale of assets, net	**(2,370)**	(6,855)	1,603
Loss on modification or extinguishment of debt	**8,925**	2,036	—
Gain on sale of easement	**(3,486)**	—	—
Equity-based compensation	**8,636**	9,199	4,146
Depreciation and amortization	**79,410**	80,992	70,749
Asset impairment	**72,336**	743	—
Change in deferred income taxes	**1,920**	2,016	3,982
Change in fair value of non-hedge derivatives	**—**	1,125	(1,125)
Amortization of financing costs	**6,248**	6,769	4,393
Bad debt expense	**863**	1,977	575
Amortization of bond discount	**8,682**	4,853	1,903
Change in:			
Accounts receivable	**2,133**	2,840	(3,303)
Other assets	**(1,976)**	25,183	(7,799)
Accounts payable and accrued liabilities	**20,970**	8,553	7,013
Other liabilities	**(7,001)**	1,125	(4,709)
Net cash (used in) provided by operating activities	**(15,278)**	5,513	(42,690)
Cash flows from investing activities:			
Investment in unconsolidated entities	**(3,826)**	(7,077)	(5,996)
Acquisition of business, net of cash acquired	**—**	(4,448)	(3,819)
Acquisition of leasing equipment	**(3,288)**	(1,724)	—
Acquisition of property, plant and equipment	**(79,536)**	(99,022)	(217,141)
Investment in promissory notes	**(31,438)**	(36,044)	(47,454)
Investment in equity instruments	**(5,000)**	—	—
Proceeds from sale of leasing equipment	**—**	105	—
Proceeds from insurance recoveries	**267**	—	—
Proceeds from sale of property, plant and equipment	**1,198**	1,087	7,144
Proceeds from sale of easement	**3,486**	—	—
Net cash used in investing activities	**$ (118,137)**	$ (147,123)	$ (267,266)

FTAI INFRASTRUCTURE INC.
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from financing activities:			
Proceeds from debt, net	**$ 498,426**	$ 181,350	$ 519,025
Repayment of debt	**(247,594)**	(75,131)	—
Payment of financing costs	**(11,438)**	(8,834)	(13,605)
Proceeds from issuance of redeemable preferred stock	**—**	—	291,000
Redeemable preferred stock issuance costs	**—**	—	(16,433)
Distributions to Manager	**—**	—	(78)
Capital contributions from non-controlling interests	**—**	—	731
Distributions to non-controlling interests	**(15,039)**	(1,647)	(143)
Settlement of equity-based compensation	**(3,335)**	(2,161)	(593)
Net transfers to (from) Former Parent	**—**	—	(617,321)
Cash dividends - common stock	**(13,124)**	(12,372)	(3,082)
Cash dividends - redeemable preferred stock	**(14,664)**	(1,758)	(1,758)
Net cash provided by financing activities	**193,232**	79,447	157,743
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	**59,817**	(62,163)	(152,213)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	**87,479**	149,642	301,855
Cash and cash equivalents and restricted cash and cash equivalents, end of period	**$ 147,296**	$ 87,479	$ 149,642
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	**$ 94,396**	$ 88,411	$ 38,083
Cash paid for taxes	**457**	459	379
Supplemental disclosure of non-cash investing and financing activities:			
Acquisition of property, plant and equipment	**$ (48,607)**	$ (1,670)	$ (5,662)
Dividends and accretion of redeemable preferred stock	**(56,150)**	(60,642)	(21,898)
Conversion of interests in unconsolidated subsidiaries	**—**	—	(21,302)
Non-cash change in equity method investment	**(2,523)**	123,845	(149,078)
Financing fees	**(16,158)**	—	—

See accompanying notes to the consolidated and combined consolidated financial statements.

1. ORGANIZATION

FTAI Infrastructure Inc. ("we", "us", "our", or the "Company") is a Delaware corporation and was originally formed as a limited liability company on December 13, 2021 in connection with the spin-off of the infrastructure business ("FTAI Infrastructure") of FTAI Aviation Ltd. (previously Fortress Transportation and Infrastructure Investors LLC; "FTAI" or "Former Parent"). The Company owns and operates (i) six freight railroads and one switching company that provide rail service to certain manufacturing and production facilities ("Transtar"), (ii) a multi-modal crude oil and refined products terminal in Beaumont, Texas ("Jefferson Terminal"), (iii) a deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities ("Repauno"), (iv) an equity method investment in a multi-modal terminal located along the Ohio River with multiple industrial development opportunities, including a power plant ("Long Ridge"), and (v) an equity method investment in two ventures developing battery and metal recycling technology ("Aleon" and "Gladieux"). Additionally, we own and lease shipping containers ("Containers") and operate a railcar cleaning business ("KRS") as well as an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries ("FYX"). We have five reportable segments: (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas, and (v) Sustainability and Energy Transition, which all operate in the infrastructure sector (see Note 15).

On August 1, 2022 (the "Spin-off Date"), FTAI distributed to the holders of FTAI common shares, one share of FTAI Infrastructure Inc. common stock for each FTAI common share held by such shareholder at the close of business on July 21, 2022 and we became an independent, publicly-traded company trading on The Nasdaq Global Select Market under the symbol "FIP." The Company is headquartered in New York, New York.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: Consolidated and Combined Consolidated Financial Statements

The Company's financial statements for the periods through the Spin-off Date are combined consolidated financial statements. The Company's financial statements for the periods after the Spin-off Date through December 31, 2024 are consolidated financial statements based on the reported results of FTAI Infrastructure Inc. as a standalone company.

The historical results of operations and cash flows of FTAI Infrastructure represented in the combined consolidated financial statements may not be indicative of what they would have been had FTAI Infrastructure actually been a separate standalone entity during such periods, nor are they necessarily indicative of our future results of operations and cash flows.

Basis of Presentation: Prior to Spin-off

The Company's financial statements for the periods through the Spin-off Date were prepared on a standalone basis as if the operations had been conducted independently from the Former Parent and have been derived from the consolidated financial statements and accounting records of the Former Parent. Accordingly, Former Parent's net investment in our operations (Net Former Parent investment) was shown in lieu of stockholders' equity in the accompanying combined consolidated financial statements, which include the historical operations comprising the infrastructure business of FTAI.

Prior to the Spin-off Date, the combined consolidated financial statements include certain assets and liabilities that have historically been held by the Former Parent but are specifically identifiable or otherwise attributable to FTAI Infrastructure. All significant intercompany transactions between Former Parent and FTAI Infrastructure have been included as components of Net Former Parent investment in the combined consolidated financial statements, as they are to be considered effectively settled upon effectiveness of the spin-off.

The combined consolidated financial statements are presented as if our businesses had been combined for all periods presented prior to the Spin-off date.

Principles of Combination—FTAI Infrastructure had elected the principles of combined consolidated financial statements as the basis of presentation for the periods through the Spin-off Date due to common ownership and management of the entities, which includes the financial results of the Railroad, Jefferson Terminal, Repauno, Power and Gas, and Sustainability and Energy Transition segments.

Cash and Cash Equivalents—The cash and cash equivalents reflected in the financial statements through the Spin-off Date are cash and cash equivalents that were legally held by FTAI Infrastructure during the periods presented in the financial statements and are directly attributed to and used in the operations of FTAI Infrastructure.

Debt and the Corresponding Interest Expense—The debt reflected in the financial statements through the Spin-off Date was debt that was directly attributable to, and legally incurred by, FTAI Infrastructure. The corresponding interest expense presented in the financial statements was derived solely from the debt directly attributed to FTAI Infrastructure.

Corporate Function—For the periods through the Spin-off Date, the combined consolidated financial statements include all revenues and costs directly attributable to FTAI Infrastructure and an allocation of certain expenses. The Former Parent was externally managed by FIG LLC (the "Manager"), an affiliate of Fortress Investment Group LLC ("Fortress"), which performed the Former Parent's corporate function, and incurred a variety of expenses including, but not limited to, information technology, accounting, treasury, tax, legal, corporate finance and communications. For purposes of the Combined Consolidated Statements

(Dollars in tables in thousands, unless otherwise noted)

of Operations, an allocation of these expenses was included to reflect our portion of such corporate overhead from the Former Parent. The charges reflected have either been specifically identified or allocated based on an estimate of time spent on FTAI Infrastructure. These allocated costs were recorded in general and administrative, and acquisition and transaction expenses in the Combined Consolidated Statements of Operations. We believe the assumptions regarding allocations of the Former Parent's Corporate expenses are reasonable. Nevertheless, the allocations may not be indicative of the actual expense that would have been incurred had FTAI Infrastructure operated as an independent, standalone public entity, nor are they indicative of the Company's future expenses. Actual costs that may have been incurred if FTAI Infrastructure had been a standalone company would depend on a number of factors, including the organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Former Parent funded FTAI Infrastructure's operating and investing activities as needed. Cash transfers to and from the Former Parent are reflected in the Combined Consolidated Statements of Cash Flows as "Net transfers from Former Parent". Refer to Note 14 for additional discussion on corporate costs allocated from the Former Parent that are included in these combined consolidated financial statements. Subsequent to the Spin-off Date, the Company operated as a standalone company based on actual expenses incurred.

Principles of Consolidation—We consolidate all entities in which we have a controlling financial interest and control over significant operating decisions, as well as variable interest entities ("VIEs") in which we are the primary beneficiary. All significant intercompany transactions and balances have been eliminated. All adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The ownership interest of other investors in consolidated subsidiaries is recorded as non-controlling interest.

We use the equity method of accounting for investments in entities in which we exercise significant influence but which do not meet the requirements for consolidation. Under the equity method, we record our proportionate share of the underlying net income (loss) of these entities as well as the proportionate interest in adjustments to other comprehensive income (loss).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated and combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, including allocations from the Former Parent during the period prior to the spin-off. Actual results could differ from those estimates.

Risks and Uncertainties—In the normal course of business, we encounter several significant types of economic risk including credit, market, and capital market risks. Credit risk is the risk of the inability or unwillingness of a lessee, customer, or derivative counterparty to make contractually required payments or to fulfill its other contractual obligations. Market risk reflects the risk of a downturn or volatility in the underlying industry segments in which we operate, which could adversely impact the pricing of the services offered by us or a lessee's or customer's ability to make payments. Capital market risk is the risk that we are unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities. We do not have significant exposure to foreign currency risk as all of our leasing and revenue arrangements are denominated in U.S. dollars.

Liquidity—As disclosed in Note 19, subsequent to December 31, 2024, the Company has (i) extended the maturity dates of its EB-5 and EB-5.2 Loan Agreements to January 25, 2027 and March 10, 2027, respectively, (ii) amended its October 2024 Jefferson Credit Agreement to include the option to extend its maturity date to April 1, 2026 and (iii) executed an additional loan agreement for $30.0 million at its Repauno segment that will be due July 18, 2025 and includes the option to extend its maturity date to April 1, 2026. Notwithstanding these actions, Management concluded that the Company's current liquidity and forecasted cash flows from operations are not sufficient to meet its obligations as they become due, when including cash dividend payments on its Series A Preferred Stock. However, Management has approved a plan to accrue paid-in-kind dividends on the Series A Preferred Stock which would preclude the payment of future dividends on common stock, excluding the common dividend that our board of directors declared on February 27, 2025 that will be paid on March 26, 2025 (see Note 19). In addition, Management will exercise the options to extend the maturity dates of the debt instruments noted above, as needed. Management concluded that such plans are probable of being implemented and the Company will have sufficient liquidity to meet its obligations as they become due over the next twelve months from the date that the consolidated financial statements were issued. Management will continue to evaluate its liquidity and financial position and update future plans accordingly.

Variable Interest Entities—The assessment of whether an entity is a VIE and the determination of whether to consolidate a VIE requires judgment. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Delaware River Partners LLC

During 2016, through Delaware River Partners LLC ("DRP"), a consolidated subsidiary, we purchased the assets of Repauno, which consisted primarily of land, a storage cavern, and riparian rights for the acquired land, site improvements and rights. Upon acquisition there were no operational processes that could be applied to these assets that would result in outputs without significant green field development. We currently hold an approximately 98% economic interest, and a 100% voting interest in

(Dollars in tables in thousands, unless otherwise noted)

DRP. DRP is solely reliant on us to finance its activities and therefore is a VIE. We concluded that we are the primary beneficiary and, accordingly, DRP has been presented on a consolidated basis in the accompanying consolidated and combined consolidated financial statements. Total VIE assets of DRP were $341.6 million and $305.0 million, and total VIE liabilities of DRP were $88.5 million and $52.7 million as of December 31, 2024 and 2023, respectively.

Cash and Cash Equivalents—We consider all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.

Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents consists of cash in money market funds and other permitted highly liquid short term investments that can be used for principal, interest and project funding pursuant to the requirements of certain of our debt agreements (see Note 7) and other qualifying construction projects at Jefferson Terminal.

Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over their estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Railcars and locomotives	40 - 50 years from date of manufacture	Scrap value at end of useful life
Track and track related assets	15 - 50 years from date of manufacture	Scrap value at end of useful life
Land, site improvements and rights	N/A	N/A
Bridges and tunnels	15 - 55 years	Scrap value at end of useful life
Buildings and site improvements	20 - 30 years	Scrap value at end of useful life
Railroad equipment	3 - 15 years from date of manufacture	Scrap value at end of useful life
Terminal machinery and equipment	15 - 25 years from date of manufacture	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	3 - 5 years from date of purchase	None
Construction in progress	N/A	N/A

Major improvements and modifications incurred in connection with the acquisition of property, plant and equipment and leasing equipment that are required to get the asset ready for initial service are capitalized and depreciated over the remaining life of the asset. Project costs of major additions and betterments, including capitalizable engineering costs and other costs directly related to the development or construction of project, are capitalized and depreciation commences once it is placed into service. Interest costs directly related to and incurred during the construction period of property, plant and equipment are capitalized. Spare parts are depreciated in conjunction with the underlying property, plant and equipment asset when placed in service.

We review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment or the assigned residual values is warranted.

Capitalized Interest—The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. We capitalized interest of $6.6 million, $5.0 million and $9.2 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Repairs and Maintenance—Repair and maintenance costs that do not extend the lives of the assets are expensed as incurred. Our repairs and maintenance expenses were $20.1 million, $19.2 million and $13.4 million during the years ended December 31, 2024, 2023 and 2022, respectively, and are included in Operating expenses in the Consolidated and Combined Consolidated Statements of Operations.

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant change in market conditions; or the introduction of newer technology. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from terminal services contracts and currently contracted leases, future projected leases, terminal service and freight rail rates, transition costs, and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the demand for a particular asset and historical experience, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, terminal service, and freight rail rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Other Current Assets—Other current assets is comprised of:

(Dollars in tables in thousands, unless otherwise noted)

	December 31, 2024	December 31, 2023
Commodities inventory	**$ 311**	$ 311
Note receivable	**—**	21,425
Prepaid expenses	**9,751**	8,930
Other receivables	**384**	5,716
Other assets	**9,115**	5,652
Total other current assets	**$ 19,561**	$ 42,034

For the year ended December 31, 2024, the Company determined that its note receivable from an investment included in the Sustainability and Energy Transition segment should be impaired due to the investment continuing to generate operating losses and not achieving expected results. The related impairment charge is recorded in Asset impairment charges in the Consolidated and Combined Consolidated Statements of Operations for the year ended December 31, 2024.

Other Assets—Other assets consists of a note receivable of $11.9 million and $11.7 million as of December 31, 2024 and 2023, respectively, from CarbonFree, a business that develops technologies to capture carbon dioxide from industrial emissions sources. We elected the fair value option for this note receivable to better align the reported results with the underlying changes in the value of this note receivable. The Company records interest income, which is included in Other income (expense) in the Consolidated and Combined Consolidated Statements of Operations, on this note receivable using the contractual interest rate. Other assets also consists of capitalized contract costs of $18.6 million and $17.6 million as of December 31, 2024 and 2023, respectively.

Accounts Payable and Accrued Liabilities—Accounts payable and accrued liabilities primarily include payables relating to construction projects, interline payables to other railroads, accrued compensation, interest and payables to the Manager.

Other Current Liabilities—Other current liabilities primarily include environmental liabilities of $0.5 million and $0.5 million, insurance premium liabilities of $5.0 million and $3.2 million, and deferred revenue of $8.3 million and $5.8 million as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company recognized revenue of $1.3 million that was included in the deferred revenue balance at the beginning of the year.

Goodwill—Goodwill includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the acquisition of Jefferson Terminal, Transtar and FYX. As of December 31, 2024, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million, and $5.4 million, respectively. As of December 31, 2023, the carrying amount of goodwill within the Jefferson Terminal, Railroad and Corporate and Other segments was $122.7 million, $147.2 million, and $5.4 million, respectively.

We review the carrying values of goodwill at least annually to assess impairment since these assets are not amortized. An annual impairment review is conducted as of October 1st of each year. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The determination of fair value involves significant management judgment.

For an annual goodwill impairment assessment, an optional qualitative analysis may be performed. If the option is not elected or if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a goodwill impairment test is performed to identify potential goodwill impairment and measure an impairment loss.

A goodwill impairment assessment compares the fair value of a respective reporting unit with its carrying amount, including goodwill. The estimate of fair value of the respective reporting unit is based on the best information available as of the date of assessment, which primarily incorporates certain factors including our assumptions about operating results, business plans, income projections, anticipated future cash flows and market data. If the estimated fair value of the reporting unit is less than the carrying amount, a goodwill impairment is recorded to the extent that the carrying value of the reporting unit exceeds the fair value.

As of October 1, 2024, we elected to complete a qualitative impairment assessment of the goodwill related to our Transtar and FYX reporting units and concluded that it was more likely than not that the fair value of the Transtar and FYX reporting units exceeded their respective carrying values. Therefore, no quantitative impairment evaluation was completed. As part of our assessment, we considered numerous factors, including:

- macroeconomic conditions and their potential impact on reporting unit fair value;
- industry and market conditions;
- cost factors such as increases in raw materials, labor or other costs;
- actual financial performance compared with budget and prior projections; and
- events that may change the composition or carrying value of its net assets.

For our Jefferson Terminal reporting unit, we completed a quantitative analysis. We estimate the fair value of Jefferson Terminal using an income approach, specifically a discounted cash flow analysis. This analysis requires us to make significant assumptions and estimates about the forecasted revenue growth rates, capital expenditures and discount rates. The estimates

(Dollars in tables in thousands, unless otherwise noted)

and assumptions used consider historical performance if indicative of future performance and are consistent with the assumptions used in determining future profit plans for the reporting units.

In connection with our impairment analysis, although we believe the estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management's judgment. Changes in these inputs, including as a result of events beyond our control, could materially affect the results of the impairment review. If the forecasted cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit could be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. The Jefferson Terminal reporting unit had an estimated fair value that exceeded its carrying value by more than 10% as of October 1, 2024. The Jefferson Terminal reporting unit forecasted revenue is dependent on the ramp up of volumes under current and expected future contracts for storage and throughput of heavy and light crude and refined products, expansion of refined product distribution to Mexico, expansion of volumes and execution of contracts related to sustainable fuels and movements in future oil spreads. At October 1, 2024, approximately 6.0 million barrels of storage was operational. Our discount rate for our 2024 goodwill impairment analysis was 9.5% and our assumed terminal growth rate was 2.5%. If our strategy changes from planned capacity downward due to an inability to source contracts or expand volumes, the fair value of the reporting unit would be negatively affected, which could lead to an impairment. The expansion of refineries in the Beaumont/Port Arthur area, as well as growing crude oil and natural gas production in the U.S. and Canada, are expected to result in increased demand for storage on the U.S. Gulf Coast. Although we do not have significant direct exposure to volatility of crude oil prices, changes in crude oil pricing that affect long term refining planned output could impact Jefferson Terminal operations.

We expect the Jefferson Terminal reporting unit to continue to generate positive Adjusted EBITDA in future years. Further delays in executing anticipated contracts or achieving our projected volumes could adversely affect the fair value of the reporting unit.

There were no impairments of goodwill for the years ended December 31, 2024, 2023, and 2022.

Intangibles and Amortization—Intangible assets include the value of existing customer relationships acquired in connection with the acquisition of Jefferson Terminal and Transtar.

Customer relationship intangible assets are amortized on a straight-line basis over their useful lives as the pattern in which the asset's economic benefits are consumed cannot reliably be determined. Customer relationship intangible assets have useful lives ranging from 5 to 15 years, no estimated residual value, and amortization is recorded as a component of Depreciation and amortization in the Consolidated and Combined Consolidated Statements of Operations. The weighted-average remaining amortization period for customer relationships was 138 months and 144 months as of December 31, 2024 and 2023, respectively.

Redeemable Preferred Stock—We classify the Series A Preferred Stock ("Redeemable Preferred Stock") as temporary equity in the Consolidated Balance Sheets due to certain contingent redemption clauses that are at the election of the holders. The carrying value of the Redeemable Preferred Stock is accreted to the redemption value at the earliest redemption date, which has been determined to be August 1, 2030. We use the interest method to accrete to the redemption value.

Deferred Financing Costs—Costs incurred in connection with obtaining long-term financing are capitalized and amortized to interest expense over the term of the underlying loans. Unamortized deferred financing costs of $14.8 million and $31.3 million as of December 31, 2024 and 2023, respectively, are included in Debt, net in the Consolidated Balance Sheets.

Amortization expense was $6.2 million, $6.8 million and $4.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included in Interest expense in the Consolidated and Combined Consolidated Statements of Operations.

Terminal Services Revenues—Terminal services are provided to customers for the receipt and redelivery of various commodities. These revenues relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. The Company's performance of service and right to invoice corresponds with the value delivered to our customers. Revenues are typically invoiced and paid on a monthly basis.

Rail Revenues—Rail revenues generally consist of the following performance obligations: industrial switching, interline services, demurrage and storage. Switching revenues are derived from the performance of switching services, which involve the movement of cars from one point to another within the limits of an individual plant, industrial area, or a rail yard. Switching revenues are recognized as the services are performed, and the services are generally completed on the same day they are initiated.

Interline revenues are derived from transportation services for railcars that originate or terminate at our railroads and involve one or more other carriers. For interline traffic, one railroad typically invoices a customer on behalf of all railroads participating in the route directed by the customer. The invoicing railroad then pays the other railroads its portion of the total amount invoiced on a monthly basis. We record revenue related to interline traffic for transportation service segments provided by carriers along railroads that are not owned or controlled by us on a net basis. Interline revenues are recognized as the transportation movements occur.

Our ancillary services revenue primarily relates to demurrage and storage services. Demurrage represents charges assessed by railroads for the detention of cars by shippers or receivers of freight beyond a specified free time and is recognized on a per day

(Dollars in tables in thousands, unless otherwise noted)

basis. Storage services revenue is earned for the provision of storage of shippers' railcars and is generally recognized on a per day, per car basis, as the storage services are provided.

Lease Income—Lease income consists of rental income from tenants for storage space. Lease income is recognized on a straight-line basis over the terms of the relevant lease agreement.

Roadside Services Revenues—Roadside services revenue is revenue related to providing roadside assistance services to customers in the intermodal and over-the-road trucking industries. Revenue is recognized when a performance obligation is satisfied by completing a repair service at a point in time. Revenues are typically invoiced for each repair and generally have 30-day payment terms.

Other Revenue—Other revenue primarily consists of revenue related to the handling, storage and sale of raw materials. Revenues for the handling and storage of raw materials relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. Our performance of service and right to invoice corresponds with the value delivered to our customers. Revenues for the sale of raw materials relate to contracts that contain performance obligations to deliver the product over the term of the contract. The revenues are recognized when the control of the product is transferred to the customer, based on the volume delivered and the price within the contract. Other revenues are typically invoiced and paid on a monthly basis.

Payment terms for revenues are generally short term in nature.

Leasing Arrangements—At contract inception, we evaluate whether an arrangement is or contains a lease for which we are the lessee (that is, arrangements which provide us with the right to control a physical asset for a period of time). Operating lease right-of-use ("ROU") assets and lease liabilities are recognized in Operating lease right-of-use assets, net and Operating lease liabilities within current liabilities and non-current liabilities in our Consolidated Balance Sheets, respectively. Finance lease ROU assets are recognized in Property, plant and equipment, net and lease liabilities are recognized in Other current liabilities and Other liabilities in our Consolidated Balance Sheets.

All lease liabilities are measured at the present value of the unpaid lease payments, discounted using our incremental borrowing rate based on the information available at commencement date of the lease. ROU assets, for both operating and finance leases, are initially measured based on the lease liability, adjusted for prepaid rent and lease incentives. ROU assets are subsequently measured at the carrying amount of the lease liability adjusted for prepaid or accrued lease payments and lease incentives. The finance lease ROU assets are subsequently amortized using the straight-line method.

Operating lease expenses are recognized on a straight-line basis over the lease term. With respect to finance leases, amortization of the ROU asset is presented separately from interest expense related to the finance lease liability. Variable lease payments, which are primarily based on usage, are recognized when the associated activity occurs.

We have elected to combine lease and non-lease components for all lease contracts where we are the lessee. Additionally, for arrangements with lease terms of 12 months or less, we do not recognize ROU assets and lease liabilities; and lease payments are recognized on a straight-line basis over the lease term with variable lease payments recognized in the period in which the obligation is incurred.

Concentration of Credit Risk—We are subject to concentrations of credit risk with respect to amounts due from customers. We attempt to limit our credit risk by performing ongoing credit evaluations. We earned approximately 13%, 12% and 10% of our consolidated revenue from one customer within the Jefferson Terminal segment during the years ended December 31, 2024, 2023 and 2022, respectively, and 50%, 51% and 51% from one customer within the Railroad segment during the years ended December 31, 2024, 2023 and 2022, respectively.

During the year ended December 31, 2024, revenues from one customer in each of the Railroad and Jefferson Terminal segments accounted for $165.7 million and $44.6 million, respectively. As of December 31, 2024, accounts receivable from two customers within the Jefferson Terminal and Railroad segments represented 48% of total accounts receivable, net. As of December 31, 2023, accounts receivable from three customers within the Jefferson Terminal and Railroad segments represented 56% of total accounts receivable, net.

We maintain cash and restricted cash balances, which generally exceed federally insured limits, and subject us to credit risk, in high credit quality financial institutions. We monitor the financial condition of these institutions and have not experienced any losses associated with these accounts.

Allowance for Doubtful Accounts—We determine the allowance for doubtful accounts based on our assessment of the collectability of our receivables on a customer-by-customer basis. We also consider current and future economic conditions over the expected lives of the receivables, the amount of receivables in dispute, and the current receivables aging.

Expense Recognition—Expenses are recognized on an accrual basis as incurred.

Acquisition and Transaction Expenses—Acquisition and transaction expense is comprised of costs related to business combinations, dispositions and terminated deal costs related to asset acquisitions, including advisory, legal, accounting, valuation and other professional or consulting fees.

(Dollars in tables in thousands, unless otherwise noted)

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss at December 31, 2024 are as follows:

	Equity method investee	Pension and other postretirement benefit accounts	Total
Balance at beginning of period	$ (180,460)	$ 1,945	$ (178,515)
Other comprehensive income (loss) before reclassification	(2,523)	22,490	$ 19,967
Amounts reclassified from accumulated other comprehensive loss	—	1,497	$ 1,497
Net current period other comprehensive loss, net of tax	(2,523)	23,987	$ 21,464
Accumulated other comprehensive loss	$ (182,983)	$ 25,932	$ (157,051)

Reclassifications out of accumulated other comprehensive loss during 2024 were immaterial.

Components of accumulated other comprehensive loss at December 31, 2023 are as follows:

	Equity method investee	Pension and other postretirement benefit accounts	Total
Balance at beginning of period	$ (304,305)	$ 4,172	$ (300,133)
Other comprehensive income (loss) before reclassification	123,845	(2,129)	$ 121,716
Amounts reclassified from accumulated other comprehensive loss	—	(98)	$ (98)
Net current period other comprehensive loss, net of tax	123,845	(2,227)	$ 121,618
Accumulated other comprehensive loss	$ (180,460)	$ 1,945	$ (178,515)

Reclassifications out of accumulated other comprehensive loss during 2023 were immaterial.

Comprehensive (Loss) Income —Comprehensive (loss) income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. Our comprehensive (loss) income represents net loss, as presented in the Consolidated and Combined Consolidated Statements of Operations, adjusted for fair value changes recorded in other comprehensive (loss) income related to cash flow hedges of our equity method investees and changes in pension and other postretirement benefit accounts.

Derivative Financial Instruments

Electricity Derivatives—Our equity method investee, Long Ridge, enters into derivative contracts as part of a risk management program to mitigate price risk associated with certain electricity price exposures. Long Ridge primarily uses swap derivative contracts, which are agreements to buy or sell a quantity of electricity at a predetermined future date and at a predetermined price.

Cash Flow Hedges

Certain of these derivative instruments are designated and qualify as cash flow hedges. Our share of the derivative's gain or loss is reported as Other comprehensive (loss) income related to equity method investees in our Consolidated and Combined Consolidated Statements of Comprehensive Income (Loss) and recorded in Accumulated other comprehensive loss in our Consolidated Balance Sheets. The change in our equity method investment balance related to derivative gains or losses on cash flow hedges is disclosed as a Non-cash change in equity method investment in our Consolidated and Combined Consolidated Statements of Cash Flows.

Derivatives Not Designated As Hedging Instruments

Certain of these derivative instruments are not designated as hedging instruments for accounting purposes. Our share of the change in fair value of these contracts is recognized in Equity in losses of unconsolidated entities in the Consolidated and Combined Consolidated Statements of Operations. The cash flow impact of derivative contracts that are not designated as hedging instruments is recognized in Equity in losses of unconsolidated entities in our Consolidated and Combined Consolidated Statements of Cash Flows.

Income Taxes—Prior to the spin-off, we were taxed as a disregarded entity for U.S. federal income tax purposes and our taxable income or loss generated was allocated to investors by our Former Parent, which was treated as a partnership for U.S. federal income tax purposes. In addition, certain of our subsidiaries were taxed as separate corporations for U.S. federal income tax purposes. The income tax provision included in the consolidated and combined consolidated financial statements prior to the spin-off was prepared on a separate return method. Post spin-off, FTAI Infrastructure’s tax structure, certain return elections and assertions are different, including a single consolidated federal tax filing in the U.S., and therefore the income taxes presented prior to the spin-off in the consolidated and combined consolidated financial statements are not expected to be indicative of the Company’s future income taxes.

(Dollars in tables in thousands, unless otherwise noted)

We account for these taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

Some of our entities file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in certain foreign jurisdictions. The income tax returns filed by us and our subsidiaries are subject to examination by the U.S. federal, state and foreign tax authorities. We recognize tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the Provision for income taxes in the Consolidated and Combined Consolidated Statements of Operations.

Pension and Other Postretirement Benefits—We have obligations for a pension and a postretirement benefit plan in connection with the acquisition of Transtar for certain eligible Transtar employees. The pension and other postretirement obligations and the related net periodic costs are based on, among other things, assumptions regarding the discount rate, salary increases, the projected mortality of participants and the current level and future escalation of health care costs. Actuarial gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when assumptions change. We will recognize into income on an annual basis a portion of unrecognized actuarial net gains or losses that exceed 10 percent of the greater of the projected benefit obligations or the market-related value of plan assets (the corridor). This excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan. Refer to Note 12 for additional discussion on the pension and postretirement benefit plans.

Recent Accounting Pronouncements—In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures. This ASU requires entities to provide additional disclosures around significant segment expenses that are regularly provided to the chief operating decision maker, as well as an amount and description of its composition of other segment items. This standard is effective retrospectively for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this guidance in the fourth quarter of 2024, and it did not have a material impact on our consolidated and combined consolidated financial statements and related disclosures.

Unadopted Accounting Pronouncements—In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures by expanding the disclosures of an entity's income tax rate reconciliation and disaggregation of income taxes paid and income tax expense. This standard is effective prospectively for all public entities for annual periods beginning after December 15, 2024, with early adoption and retrospective application permitted. We are currently assessing the impact this guidance will have on our consolidated and combined consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires additional financial statement disclosures for disaggregated information of certain expense line items on the face of the income statement, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depreciation, depletion and amortization of capitalized costs recognized as part of oil- and gas-producing activities. This standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption and either prospective or retrospective application permitted. We are currently assessing the impact this guidance will have on our consolidated and combined consolidated financial statements and related disclosures.

3. LEASING EQUIPMENT, NET

Leasing equipment, net is summarized as follows:

	December 31,	
	2024	**2023**
Leasing equipment	**$ 49,262**	$ 45,982
Less: Accumulated depreciation	**(11,809)**	(10,395)
Leasing equipment, net	**$ 37,453**	$ 35,587

Depreciation expense for leasing equipment is summarized as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Depreciation expense for leasing equipment	**$ 1,422**	$ 1,148	$ 1,105

(Dollars in tables in thousands, unless otherwise noted)

Sales-Type Leases

In December 2023, Jefferson Terminal entered into an agreement to lease land to an entity controlled by certain employees of the Manager. The lease is initially for a two-year construction period and eight years post-completion with renewals that extend the lease up to 32 years. We determined that the lease is a sales-type lease as the present value of the lease payments is substantially all of fair value. Lease payments will increase based on an inflation escalator and be treated as variable lease payments as they occur.

At lease commencement, we recorded $6.6 million of gain on sales-type lease which is recorded in Gain (loss) on sale of assets in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2023. We also recorded $0.8 million and $0.1 million of interest income which is included in Revenues in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, we recorded $8.1 million and $7.9 million of lease receivable and $0.8 million and $0.6 million of unguaranteed residual value which are included in Other assets on the Consolidated Balance Sheets, as well as $0.8 million and $0.8 million of short-term lease receivable which is included in Other current assets on the Consolidated Balance Sheets, respectively.

The following table presents future minimum lease payments under the sales-type lease as of December 31, 2024:

2025	$ 780
2026	780
2027	780
2028	780
2029	780
Thereafter	20,280
Total undiscounted lease payments	24,180
Less: Imputed interest	15,299
Total lease receivable	$ 8,881

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net is summarized as follows:

	December 31,	
	2024	**2023**
Land, site improvements and rights	**$ 181,874**	$ 182,319
Buildings and improvements	**19,015**	18,769
Bridges and tunnels	**176,753**	176,753
Terminal machinery and equipment	**1,211,272**	1,215,197
Track and track related assets	**109,871**	103,888
Railroad equipment	**9,627**	8,999
Railcars and locomotives	**95,437**	85,162
Computer hardware and software	**20,682**	16,058
Furniture and fixtures	**2,246**	1,887
Construction in progress	**153,244**	76,491
Other	**24,183**	21,613
	2,004,204	1,907,136
Less: Accumulated depreciation	**(350,736)**	(276,307)
Property, plant and equipment, net	**$ 1,653,468**	$ 1,630,829

We had net additions of property, plant and equipment of $97.1 million and $27.3 million during the years ended December 31, 2024 and 2023, respectively, which primarily consisted of machinery and equipment placed in service or under development at Jefferson Terminal and Repauno, as well as railcars purchased at Transtar. During the year ended December 31, 2023, $5.0 million of track and bridges was purchased by Transtar from Long Ridge Energy & Power LLC, our equity method investment. Long Ridge Energy & Power LLC recorded a $2.2 million gain on sale of assets, which was eliminated upon equity pick-up (see Note 5).

(Dollars in tables in thousands, unless otherwise noted)

Depreciation expense for property, plant and equipment was $71.6 million, $72.3 million, and $62.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

5. INVESTMENTS

The following table presents the ownership interests and carrying values of our investments:

			Carrying Value	
	Investment	Ownership Percentage	December 31, 2024	December 31, 2023
Intermodal Finance I, Ltd.	Equity method	51.0%	**$ —**	$ —
Long Ridge Energy & Power LLC [(1)]	Equity method	50.1%	**—**	—
Long Ridge West Virginia LLC	Equity method	50.1%	**116**	6,825
GM-FTAI Holdco LLC	Equity method	See below	**—**	55,740
Clean Planet Energy USA LLC	Equity method	50.0%	**12,413**	10,136
			$ 12,529	$ 72,701

(1) The carrying value of $(18.2) million and $(29.3) million as of December 31, 2024 and 2023, respectively, is included in Other liabilities in the Consolidated Balance Sheets.

We did not recognize any other-than-temporary impairments for the years ended December 31, 2024, 2023 and 2022.

The following table presents our proportionate share of equity in earnings (losses):

	Year Ended December 31,		
	2024	2023	2022
Intermodal Finance I, Ltd.	**$ 40**	$ 56	$ 151
Long Ridge Energy & Power LLC	**(29,950)**	(9,556)	(60,538)
Long Ridge West Virginia LLC	**(7,196)**	(393)	—
GM-FTAI Holdco LLC	**(17,052)**	(12,285)	(5,571)
Clean Planet Energy USA LLC	**(1,338)**	(2,529)	(1,441)
Total	**$ (55,496)**	$ (24,707)	$ (67,399)

Equity Method Investments

Intermodal Finance I, Ltd.

In 2012, we acquired a 51% non-controlling interest in Intermodal Finance I, Ltd. ("Intermodal"). Intermodal is governed by a board of directors, and its shareholders have voting rights through their equity interests. As such, Intermodal is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model. Due to the existence of substantive participating rights of the 49% equity investor, including the joint approval of material operating and capital decisions, such as material contracts and capital expenditures consistent with ASC 810-10-25-11, we do not have unilateral rights over this investment and, therefore, we do not consolidate Intermodal but account for this investment in accordance with the equity method. We do not have a variable interest in this investment as none of the criteria of ASC 810-10-15-14 were met.

As of December 31, 2024, Intermodal owns a portfolio of approximately 134 shipping containers subject to multiple operating leases.

Long Ridge Energy & Power LLC

In December 2019, Ohio River Partners Shareholder LLC ("ORP"), a wholly owned subsidiary, contributed its equity interests in Long Ridge into Long Ridge Energy & Power LLC and sold a 49.9% interest (the "Long Ridge Transaction") for $150.0 million in cash, plus an earn out. We no longer have a controlling interest in Long Ridge but still maintain significant influence through our retained interest and, therefore, now account for this investment in accordance with the equity method. Following the sale, we deconsolidated ORP, which held the assets of Long Ridge.

In addition to our equity method investment, in October 2022, we entered into a shareholder loan agreement maturing on October 15, 2023 and accruing paid-in-kind ("PIK") interest at a 13% rate. During 2023, the maturity date was extended to May 1, 2032. The Company made an additional $31.4 million of investment in Long Ridge as part of the shareholder loan agreement during the year ended December 31, 2024. As of December 31, 2024 and 2023, the balance of the note receivable was $114.8 million and $71.0 million, respectively, recorded as part of the Long Ridge investment in Other liabilities on the Consolidated Balance Sheets.

(Dollars in tables in thousands, unless otherwise noted)

The tables below present summarized financial information for Long Ridge Energy & Power LLC:

	December 31,	
Balance Sheet	**2024**	**2023**
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,511**	$ 3,362
Restricted cash	**20,284**	23,691
Accounts receivable, net	**6,889**	5,633
Other current assets	**6,229**	7,357
Total current assets	**34,913**	40,043
Property, plant, and equipment, net	**805,720**	828,232
Intangible assets, net	**3,800**	4,180
Goodwill	**86,460**	86,460
Other assets	**5,286**	4,041
Total assets	**$ 936,179**	$ 962,956
Liabilities		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 31,453**	$ 49,538
Debt, net	**4,450**	4,450
Derivative liabilities	**57,870**	39,891
Other current liabilities	**299**	2,136
Total current liabilities	**94,072**	96,015
Debt, net	**754,658**	699,372
Derivative liabilities	**348,203**	360,710
Other liabilities	**2,750**	4,941
Total liabilities	**1,199,683**	1,161,038
Equity		
Total equity	**(263,504)**	(198,082)
Total liabilities and equity	**$ 936,179**	$ 962,956

	Year Ended December 31,		
Statement of Operations	**2024**	**2023**	**2022**
Revenue	**$ 110,200**	$ 154,290	$ 50,230
Expenses			
Operating expenses	**53,811**	61,154	61,835
Depreciation and amortization	**47,199**	49,502	51,243
Interest expense	**70,178**	61,332	53,409
Total expenses	**171,188**	171,988	166,487
Other income (expense)	**604**	801	(4,577)
Net loss	**$ (60,384)**	$ (16,897)	$ (120,834)

GM-FTAI Holdco LLC

In September 2021, we acquired 1% of the Class A shares and 50% of the Class B shares of GM-FTAI Holdco LLC for $52.5 million. GM-FTAI Holdco LLC owns a 100% interest in Gladieux Metals Recycling LLC (“GMR”) and Aleon Renewable Metals LLC (“Aleon”). GMR specializes in recycling spent catalyst produced in the petroleum refining industry.

(Dollars in tables in thousands, unless otherwise noted)

Aleon plans to develop a lithium-ion battery recycling business across the United States. Each planned location will collect, discharge and disassemble lithium-ion batteries to extract various metals in high-purity form for resale into the lithium-ion battery production market. Aleon and GMR are governed by separate boards of directors. Our ownership of Class A and B shares in GM-FTAI Holdco LLC provides us with 1% and 50% economic interest in GMR and Aleon, respectively. We account for our investment in GM-FTAI Holdco LLC as an equity method investment as we have significant influence through our ownership of Class A and Class B shares of GM-FTAI Holdco LLC.

On June 15, 2022, we exchanged our Class B shares which gave us economic interest in Aleon for an additional 20% interest in Class A shares. In addition, we also terminated our credit agreements with GMR and Aleon in exchange for an approximate 8.5% of additional interest in Class A shares of GM-FTAI Holdco LLC. As a result of these exchange transactions, we own approximately 27% of GM-FTAI Holdco LLC, which owns 100% of both GMR and Aleon.

During the year ended December 31, 2024, GM-FTAI Holdco LLC was impacted by severe weather which damaged its facilities and impacted production capabilities. Additionally, GM-FTAI Holdco LLC continues to generate operating losses and has not achieved expected results. Therefore, the Company determined that the equity value should be fully written off of the Consolidated Balance Sheet as of December 31, 2024. The related impairment charge is recorded in Asset impairment charges in the Consolidated and Combined Consolidated Statements of Operations for the year ended December 31, 2024.

Clean Planet Energy USA LLC

In November 2021, we acquired 50% of the Class A shares of Clean Planet Energy USA LLC (“CPE” or “Clean Planet”) with an initial investment of $1.0 million. CPE intends on building waste plastic-to-fuel plants in the United States. The plants will convert various grades of non-recyclable waste plastic to renewable diesel in the form of jet fuel, diesel, naphtha, and low sulfur fuel oil. We account for our investment in CPE as an equity method investment as we have significant influence through our ownership of Class A shares.

Long Ridge West Virginia LLC

In November 2023, we sold a 49.9% interest in Long Ridge West Virginia LLC (“Long Ridge WV”), previously a wholly owned subsidiary, for $7.5 million in cash. Long Ridge WV is a VIE as defined in U.S. GAAP, but we are not the primary beneficiary. Following the sale, we no longer have a controlling interest in Long Ridge WV, but we still maintain significant influence through our retained interest and account for this investment in accordance with the equity method.

Long Ridge WV was formed to build an energy generating property in West Virginia similar to that of Long Ridge Energy & Power LLC. On the deconsolidation, no gain was recorded as all the assets consist of unproved undeveloped gas properties. We recorded our investment in the legal entity at the cost basis of $7.2 million as of November 17, 2023.

Equity Investments

E-Circuit Motors, Inc.

E-Circuit Motors Inc. (“ECM”) is a software company concentrating on the development and sale of printer circuit board stator motors and also utilizes proprietary software to develop and test such motors in a virtual environment. On March 6, 2024, the Company invested $5.0 million for 166,667 shares of Series D preferred equity, as well as 166,667 warrants of common stock at $0.01 per share in ECM. The preferred shares are convertible to common shares at the option of the investor on a one-for-one basis. We do not exercise significant influence over the investment and will record the preferred share investment as an equity security. The warrants are exercisable only if certain conditions are met over the next two years after the date of the investment. The warrants will be accounted for as equity securities.

The value of the Series D preferred equity and warrants as of the date of investment were determined to be $2.5 million each, based on relative fair value. ECM is a private company with no readily determinable fair values; if additional third-party information becomes available we will adjust the value of the investments accordingly. As of December 31, 2024, the investment of $5.0 million was recorded in Other assets on the Consolidated Balance Sheet.

(Dollars in tables in thousands, unless otherwise noted)

6. INTANGIBLE ASSETS, NET

Intangible assets, net are summarized as follows:

	December 31, 2024		
	Jefferson Terminal	Railroad	Total
Customer relationships	**$ 35,513**	**$ 60,000**	**$ 95,513**
Less: Accumulated amortization	**(35,513)**	**(13,771)**	**(49,284)**
Total intangible assets, net	**$ —**	**$ 46,229**	**$ 46,229**

	December 31, 2023		
	Jefferson Terminal	Railroad	Total
Customer relationships	$ 35,513	$ 60,000	$ 95,513
Less: Accumulated amortization	(33,145)	(9,747)	(42,892)
Total intangible assets, net	$ 2,368	$ 50,253	$ 52,621

Amortization of customer relationships is included in Depreciation and amortization in the Consolidated and Combined Consolidated Statements of Operations and is as follows:

	Classification in Consolidated and Combined Consolidated Statements of Operations	Year Ended December 31,		
		2024	2023	2022
Customer relationships	Depreciation and amortization	**$ 6,380**	$ 7,574	$ 7,542

Estimated net annual amortization of intangibles is as follows:

2025	$ 4,000
2026	4,000
2027	4,000
2028	4,000
2029	4,000
Thereafter	26,229
Total	$ 46,229

(Dollars in tables in thousands, unless otherwise noted)

7. DEBT, NET

Our debt, net is summarized as follows:

	Stated Interest Rate	Maturity Date	Outstanding Borrowings December 31, 2024	Outstanding Borrowings December 31, 2023
Loans payable				
DRP Revolver [1]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	11/5/26	**$ 44,250**	$ 44,250
EB-5 Loan Agreement	5.75%	(i) 1/25/26 (ii) 3/11/26 (iii) 11/26/27	**63,800**	63,800
Jefferson Credit Agreement [2]	(i) Base Rate + 3.00%; or (ii) Base Rate + 4.00% (Term SOFR)	7/18/25	**49,056**	—
Total loans payable			**157,106**	108,050
Bonds payable				
Series 2020 Bonds	(i) Tax Exempt Series 2020A Bonds: 3.625% (ii) Tax Exempt Series 2020A Bonds: 4.00%	(i) 1/1/35 (ii) 1/1/50	**143,165**	263,980
Series 2021 Bonds	(i) Tax Exempt Series 2021A Bonds: 1.875% to 3.00% (ii) Taxable Series 2021B Bonds: 4.10%	(i) 1/1/26 to 1/1/50 (ii) 1/1/28	**352,685**	425,000
Series 2024 Bonds	(i) Tax Exempt Series 2024A Bonds: 5.000% to 5.250% (ii) Taxable Series 2024B Bonds: 10.000%	(i) 1/1/39 to 1/1/54 (ii) 7/1/26	**368,513**	—
Senior Notes due 2027 [2]	10.500%	6/1/27	**581,169**	575,181
Total bonds payable			**1,445,532**	1,264,161
Total debt			**1,602,638**	1,372,211
Less: Debt issuance costs			**(14,803)**	(31,301)
Total debt, net			**$ 1,587,835**	$ 1,340,910
Total principal debt due within one year			**$ 50,000**	$ —

[1] Requires a quarterly commitment fee at a rate of 1.000% on the average daily unused portion, as well as customary letter of credit fees and agency fees.

[2] Includes an unamortized discount of $33,557 and $24,819 at December 31, 2024 and 2023, respectively.

DRP Revolver—On November 5, 2018, our subsidiary entered into a revolving credit facility (the "DRP Revolver") that provides for revolving loans in the aggregate amount of $25.0 million. The DRP Revolver is secured by the capital stock of certain of our direct subsidiaries as defined in the related credit agreement.

On November 5, 2021, we entered into an amendment to the DRP Revolver, which extended the maturity date under the DRP Revolver to November 5, 2024.

On December 22, 2023, we entered into a second amendment to the DRP Revolver which increased the aggregate revolving facility by $25.0 million from $25.0 million to $50.0 million and extended the maturity date under the DRP Revolver to November 5, 2026.

The DRP Revolver includes financial covenants requiring the maintenance of (i) consolidated cash balance of at least $3.0 million at each quarter end date, and (ii) consolidated tangible net worth of at least $180.0 million at each quarter end date in 2022, $190.0 million in 2023, and $200.0 million thereafter.

EB-5 Loan Agreement—On January 25, 2021, Jefferson Terminal entered into a non-recourse loan agreement under the U.S. Citizenship and Immigration Services EB-5 Program ("EB-5 Loan Agreement") to pay for the development, construction and acquisition of certain facilities at Jefferson Terminal. The maximum aggregate principal amount available under the EB-5 Loan Agreement is $61.2 million, of which $26.1 million was available under the first tranche and $35.1 million was available under the second tranche. The loans mature in five years from the funding of each individual tranche with an option to extend the maturity for both tranches by two one-year periods. If the option to extend the maturity is exercised, the interest rate will increase to 6.25% from 5.75% for the extension period.

(Dollars in tables in thousands, unless otherwise noted)

On March 11, 2022, Jefferson Terminal entered into a new EB-5 loan agreement ("EB-5.2 Loan Agreement"). This loan was issued with substantially the same terms as the EB-5 Loan Agreement discussed above and matures in four years from the funding date. The maximum aggregate principal amount available under the EB-5.2 Loan Agreement is $9.7 million.

On November 16, 2022, Jefferson Terminal entered into a new EB-5 loan agreement ("EB-5.3 Loan Agreement"). This loan was issued with substantially the same terms as the EB-5 Loan Agreement discussed above and matures in five years from the funding date. The maximum aggregate principal amount available under the EB-5.3 Loan Agreement is $28.0 million.

Transtar Revolver—On December 27, 2022, our subsidiary entered into a revolving credit facility (the "Transtar Revolver") that provided for revolving loans in the aggregate amount of $25.0 million. The Transtar Revolver was guaranteed by the Company and certain subsidiaries of Transtar including a pledge of substantially all of their respective assets.

The Transtar Revolver included financial covenants requiring the maintenance of (i) a consolidated maximum ratio of total leverage of 3.00 to 1.00 per the terms of the credit agreement and (ii) a consolidated minimum fixed charge coverage ratio of 1.20 to 1.00 per the terms of the credit agreement.

In January 2023, our subsidiary entered into an amendment to the Transtar Revolver for an additional $25.0 million, for a total facility of $50.0 million. In July 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027 (see below), and used a portion of the net proceeds to repay in full and terminate the Transtar Revolver. We recognized a loss on extinguishment of debt of $0.9 million in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2023.

Series 2020 Bonds—On February 11, 2020, Jefferson Terminal issued Series 2020 Bonds in an aggregate principal amount of $264.0 million ("Jefferson Refinancing"). The Series 2020 Bonds are designated as $184.9 million of Series 2020A Dock and Wharf Facility Revenue Bonds (the "Tax Exempt Series 2020A Bonds"), and $79.1 million of Series 2020B Taxable Facility Revenue Bonds (the "Taxable Series 2020B Bonds").

The Tax Exempt Series 2020A Bonds maturing on January 1, 2035 ($53.5 million aggregate principal amount) bear interest at a fixed rate of 3.625%.

The Tax Exempt Series 2020A Bonds maturing on January 1, 2050 ($131.4 million aggregate principal amount) bear interest at a fixed rate of 4.00%.

The Taxable Series 2020B Bonds will mature on January 1, 2025 and bear interest at a fixed rate of 6.00%.

Jefferson Terminal used a portion of the net proceeds from this offering to refund, redeem and defease certain indebtedness, and used a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities, to fund certain reserve and funded interest accounts related to the Series 2020 Bonds, and to pay for or reimburse certain costs of issuance of the Series 2020 Bonds.

Series 2021 Bonds—On August 18, 2021, Jefferson Terminal issued $425.0 million aggregate principal amount of Series 2021 Bonds, which are designated as $225.0 million of Series 2021A Dock and Wharf Facility Revenue Bonds (the "Series 2021A Bonds") and $200.0 million of Series 2021B Taxable Facility Revenue Bonds (the "Taxable Series 2021B Bonds").

The Series 2021A Bonds consist of:

i) $39.1 million aggregate principal amount of Serial Bonds maturing between January 1, 2026 and January 1, 2031, and bearing interest at specified fixed rates ranging from 1.875% to 2.625% per annum,

ii) $38.2 million aggregate principal amount of Term Bonds maturing January 1, 2036, and bearing interest at a fixed rate of 2.750% per annum,

iii) $44.9 million aggregate principal amount of Term Bonds maturing January 1, 2041, and bearing interest at a fixed rate of 2.875% per annum, and

iv) $102.8 million aggregate principal amount of Term Bonds maturing January 1, 2050, and bearing interest at a fixed rate of 3.00% per annum.

The Taxable Series 2021B Bonds will mature on January 1, 2028, and bear interest at a fixed rate of 4.100% per annum.

Jefferson Terminal has used a portion of the net proceeds to pay for or reimburse the cost of development, construction and acquisition of certain facilities.

Credit Agreement

On May 18, 2023, we entered into a credit agreement, which provided for a $25.0 million secured loan facility (the "Credit Agreement"). In July 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027 (see below), and used a portion of the net proceeds to repay the Credit Agreement in full. We recognized a loss on extinguishment of debt of $1.1 million in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2023.

(Dollars in tables in thousands, unless otherwise noted)

Senior Notes due 2027—In connection with the spin-off, we issued $500.0 million aggregate principal amount of Senior Notes due 2027 (the "2027 Notes"). The 2027 Notes bear interest at a rate of 10.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2022. The 2027 Notes were issued at an issue price equal to 94.585%. The 2027 Notes are guaranteed by the Company and the subsidiaries of Transtar including a pledge of substantially all of their respective assets.

On July 5, 2023, we issued an additional $100.0 million aggregate principal amount of 10.500% Senior Notes due 2027, at an issue price equal to 95.50% of principal, plus accrued interest from and including June 1, 2023. These notes have identical terms as the original Senior Notes due 2027, other than with respect to the date of issuance and the issue price, and bear interest at a rate of 10.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year.

April 2024 Jefferson Credit Agreement

On April 2, 2024, certain subsidiaries within the Jefferson Terminal segment entered into a credit agreement (the "April 2024 Jefferson Credit Agreement"), providing for a $75.0 million term loan facility, which matures at the earlier of (i) December 13, 2024 or (ii) 30 days prior to the date on which the first cash dividend payment on preferred equity is paid, and bears interest at the Applicable Margin of 4.00% plus Adjusted Term SOFR. In June 2024, we completed an offering of Series 2024 Bonds (see below) and used a portion of the net proceeds to repay in full and terminate the April 2024 Jefferson Credit Agreement.

October 2024 Jefferson Credit Agreement

On October 18, 2024, our Jefferson Terminal segment entered into a credit agreement (the "October 2024 Jefferson Credit Agreement"), providing for a $50.0 million term loan facility, which matures at the earlier of (i) July 18, 2025 or (ii) after December 31, 2024, the date on which a cash dividend payment on our preferred stock is paid or is required to be paid pursuant to the terms of such preferred stock, and bears interest at 4.00% plus the applicable forward-looking term rate based on SOFR.

Tender Offer for Series 2020A and Series 2021A Bonds

On May 14, 2024, we commenced a cash tender offer (the "Tender Offer") for up to $105 million aggregate principal amount of the Tax Exempt Series 2020A and Tax Exempt Series 2021A Bonds (the "Target Bonds").

On June 20, 2024 (the "Settlement Date"), we completed the Tender Offer for $108.0 million aggregate principal amount of the Target Bonds under the Tender Offer at an aggregate purchase price of $88.8 million, which includes accrued and unpaid interest on such Target Bonds from the last interest payment date up to, but not including, the Settlement Date. Interest ceased to accrue on the Settlement Date for all accepted Target Bonds.

On August 30, 2024, we repurchased and cancelled an additional $6.0 million of the Tax Exempt Series 2021A Bonds. We wrote off $0.2 million of deferred financing costs during the period and recognized a gain on extinguishment of debt of $0.9 million from this transaction in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2024.

Series 2024 Bonds

On June 20, 2024, certain subsidiaries within the Jefferson Terminal segment, and the Port of Beaumont Navigation District of Jefferson County, Texas, completed their previously announced offering of $164.4 million principal amount of Series 2024A Dock and Wharf Facility Revenue Bonds (the "Tax Exempt Series 2024A Bonds") and $217.9 million principal amount of Taxable Series 2024B Facility Revenue Bonds (the "Taxable Series 2024B Bonds" and, together with the Tax Exempt Series 2024A Bonds, the "Series 2024 Bonds"). Certain subsidiaries within the Jefferson Terminal segment pledged certain assets in support of the Series 2024 Bonds.

The Tax Exempt Series 2024A Bonds consist of:

- $67,570,000 principal amount of Term Bonds maturing on January 1, 2039, and bearing interest at a fixed rate of 5.000% per annum,
- $44,800,000 principal amount of Term Bonds maturing on January 1, 2044, and bearing interest at a fixed rate of 5.125% per annum, and
- $52,055,000 principal amount of Term Bonds maturing on January 1, 2054, and bearing interest at a fixed rate of 5.250% per annum.

The Taxable Series 2024B Bonds will mature on July 1, 2026, and bear interest at a fixed rate of 10.000% per annum.

Jefferson Terminal used a portion of the net proceeds from the Series 2024 Bonds to repay the April 2024 Jefferson Credit Agreement in full, pay for or reimburse the cost of development, construction and acquisition of certain facilities, as well as pay for the Tender Offer. The Company also used a portion of the net proceeds from the Taxable Series 2024B Bonds to defease the Taxable Series 2020B Bonds in full for the aggregate principal amount of $79.1 million. We recognized a loss on modification of debt of $6.0 million from the Series 2024 Bonds and a loss on extinguishment of debt of $3.2 million from the repayment of the April 2024 Jefferson Credit Agreement in connection with this transaction. For the year ended December 31, 2024, we recognized an additional loss on extinguishment of debt of $0.6 million from the repayment of the April 2024 Jefferson Credit

(Dollars in tables in thousands, unless otherwise noted)

Agreement. In conjunction with the repayment associated with the April 2024 Jefferson Credit Agreement, we wrote off $1.8 million of deferred financing costs during the period.

We were in compliance with all debt covenants as of December 31, 2024.

As of December 31, 2024, scheduled principal repayments under our debt agreements for the next five years and thereafter are summarized as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
DRP Revolver	$ —	$ 44,250	$ —	$ —	$ —	$ —	$ 44,250
EB-5 Loan Agreement	—	35,800	28,000	—	—	—	63,800
Jefferson Credit Agreement	50,000	—	—	—	—	—	50,000
Series 2020 Bonds	—	1,590	2,165	2,770	360	136,280	143,165
Series 2021 Bonds	—	9,025	4,750	205,415	6,120	127,375	352,685
Series 2024 Bonds	—	217,870	—	740	3,745	159,940	382,295
Senior Notes due 2027	—	—	600,000	—	—	—	600,000
Total principal payments on loans and bonds payable	$ 50,000	$ 308,535	$ 634,915	$ 208,925	$ 10,225	$ 423,595	$ 1,636,195

8. FAIR VALUE MEASUREMENTS

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
- Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

- Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
- Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

(Dollars in tables in thousands, unless otherwise noted)

The following tables set forth our financial assets measured at fair value on a recurring basis by level within the fair value hierarchy. Assets measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value as of December 31, 2024	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**	**Valuation Technique**
Assets					
Cash and cash equivalents	**$ 27,785**	**$ 27,785**	**$ —**	**$ —**	Market
Restricted cash and cash equivalents	**119,511**	**119,511**	**—**	**—**	Market
Notes receivable	**11,893**	**—**	**11,893**	**—**	Market
Total assets	**$ 159,189**	**$ 147,296**	**$ 11,893**	**$ —**	

	Fair Value as of December 31, 2023	Fair Value Measurements Using Fair Value Hierarchy as of December 31, 2023			
	Total	**Level 1**	**Level 2**	**Level 3**	**Valuation Technique**
Assets					
Cash and cash equivalents	$ 29,367	$ 29,367	$ —	$ —	Market
Restricted cash and cash equivalents	58,112	58,112	—	—	Market
Notes receivable	11,664	—	11,664	—	Market
Total assets	$ 99,143	$ 87,479	$ 11,664	$ —	

Our cash and cash equivalents and restricted cash and cash equivalents consist largely of demand deposit accounts with maturities of 90 days or less when purchased that are considered to be highly liquid. These instruments are valued using inputs observable in active markets for identical instruments and are therefore classified as Level 1 within the fair value hierarchy.

Except as discussed below, our financial instruments other than cash and cash equivalents and restricted cash and cash equivalents consist principally of accounts receivable, notes receivable, accounts payable and accrued liabilities, and loans payable, whose fair values approximate their carrying values based on an evaluation of pricing data, vendor quotes, and historical trading activity or due to their short maturity profiles.

The fair value of our bonds, notes payable and loans payable reported as Debt, net in the Consolidated Balance Sheets are presented in the table below:

	December 31,	
	2024	**2023**
Series 2020A Bonds [(1)]	**$ 122,978**	$ 138,666
Series 2020B Bonds [(1)]	**—**	75,928
Series 2021A Bonds [(1)]	**121,678**	154,306
Series 2021B Bonds [(1)]	**179,316**	165,208
Series 2024A Bonds [(1)]	**167,291**	—
Series 2024B Bonds [(1)]	**222,609**	—
Senior Notes due 2027	**642,036**	625,038
EB-5 Loan Agreement	**23,208**	21,240
EB-5.2 Loan Agreement	**8,799**	8,183
EB-5.3 Loan Agreement	**23,583**	22,491

[(1)] Fair value is based upon market prices for similar municipal securities.

The fair value of all other items reported as Debt, net in the Consolidated Balance Sheets approximate their carrying values due to their bearing market rates of interest and are classified as Level 2 within the fair value hierarchy.

(Dollars in tables in thousands, unless otherwise noted)

We measure the fair value of certain assets on a non-recurring basis when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include goodwill, intangible assets, property, plant and equipment and leasing equipment. We record such assets at fair value when it is determined the carrying value may not be recoverable. Fair value measurements for assets subject to impairment tests are based on an income approach which uses Level 3 inputs, which include our assumptions as to future cash flows from operation of the underlying businesses.

9. REVENUES

We disaggregate our revenue from contracts with customers by products and services provided for each of our segments, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue. Revenues are within the scope of ASC 606, *Revenue from Contracts with Customers*, unless otherwise noted. We have elected to exclude sales and other similar taxes from revenues.

	Year Ended December 31, 2024				
		Ports and Terminals			
	Railroad	Jefferson Terminal	Repauno	Corporate and Other	Total
Lease income	$ 1,784	$ 3,179	$ —	$ —	$ 4,963
Rail revenues	178,243	—	—	—	178,243
Terminal services revenues	—	77,467	15,792	—	93,259
Roadside services revenues	—	—	—	55,000	55,000
Other revenue	—	—	32	—	32
Total revenues	$ 180,027	$ 80,646	$ 15,824	$ 55,000	$ 331,497

	Year Ended December 31, 2023				
		Ports and Terminals			
	Railroad	Jefferson Terminal	Repauno	Corporate and Other	Total
Lease income	$ 1,652	$ 1,437	$ —	$ —	$ 3,089
Rail revenues	167,793	—	—	—	167,793
Terminal services revenues	—	70,709	12,641	—	83,350
Roadside services revenues	—	—	—	68,190	68,190
Other revenue	—	—	(1,950)	—	(1,950)
Total revenues	$ 169,445	$ 72,146	$ 10,691	$ 68,190	$ 320,472

	Year Ended December 31, 2022				
		Ports and Terminals			
	Railroad	Jefferson Terminal	Repauno	Corporate and Other	Total
Lease income	$ 1,943	$ 1,278	$ —	$ —	$ 3,221
Rail revenues	147,718	—	86	—	147,804
Terminal services revenues	—	59,011	563	—	59,574
Roadside services revenues	—	—	—	47,899	47,899
Other revenue	—	—	3,468	—	3,468
Total revenues	$ 149,661	$ 60,289	$ 4,117	$ 47,899	$ 261,966

(Dollars in tables in thousands, unless otherwise noted)

Presented below are the contracted minimum future annual revenues to be received under existing operating leases within the Jefferson Terminal segment as of December 31, 2024:

	Operating Leases
2025	$ 714
2026	421
2027	—
2028	—
2029	—
Thereafter	—
Total	$ 1,135

As of December 31, 2024, we recorded capitalized contract cost of $23.5 million, of which $4.9 million is included in Other current assets and $18.6 million is included in Other assets on the Consolidated Balance Sheets. Capitalized contract cost is amortized using the straight-line method, over the expected contract term. We recorded $4.5 million of amortization which is included in Operating expenses in the Consolidated and Combined Consolidated Statements of Operations during the year ended December 31, 2024.

10. LEASES

We have commitments as lessees under lease agreements primarily for real estate, equipment and vehicles. Our leases have remaining lease terms ranging from approximately two months to 49.4 years.

The following table presents lease-related costs:

	Year Ended December 31,		
	2024	**2023**	**2022**
Finance leases			
Amortization of right-of-use assets	**$ 1,169**	$ 1,102	$ 945
Interest on lease liabilities	**174**	79	52
Finance lease expense	**1,343**	1,181	997
Operating lease expense	**7,696**	7,619	7,306
Short-term lease expense	**1,976**	2,617	1,714
Variable lease expense	**4,243**	3,620	2,690
Total lease expense	**$ 15,258**	$ 15,037	$ 12,707

The following table presents information related to our operating leases as of and for the years ended December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
Right-of-use assets, net	**$ 67,937**	$ 69,748
Short-term lease liabilities	**7,172**	7,218
Long-term lease liabilities	**60,893**	62,441
Total lease liabilities	**$ 68,065**	$ 69,659
Weighted average remaining lease term	**33.6 years**	33.0 years
Weighted average incremental borrowing rate	**5.9 %**	5.7 %

(Dollars in tables in thousands, unless otherwise noted)

The following table presents supplemental cash flow information for the years ended December 31, 2024, 2023, and 2022:

	December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	**$ 7,437**	$ 7,187	$ 7,005
Noncash - ROU assets recorded for new and modified leases	**2,020**	2,828	2,640

Sale Leaseback Transaction

In the second quarter of 2024, Jefferson Terminal transferred land to the Port of Beaumont Navigation District of Jefferson County, Texas in association with the Tax Exempt Series 2024A Bonds. Jefferson Terminal entered into a ground lease with the Port of Beaumont Navigation District of Jefferson County, Texas on approximately 50 acres of land.

Jefferson Terminal was provided access to 10 acres to begin construction of a new dock and supporting facilities. The lease of the 10 acres is an operating lease. This transaction was recorded as a sale in accordance with ASC 842. Jefferson Terminal recorded a gain on the sale leaseback through Gain (loss) on sale of assets on the Consolidated and Combined Consolidated Statements of Operations of $3.1 million as of December 31, 2024.

Jefferson Terminal has not been provided access to the other 40 acres for construction, so the lease has not commenced. Once the Port of Beaumont Navigation District of Jefferson County, Texas provides access to the property for construction, the 40 acres will be reassessed as a sale leaseback. This transaction was recorded as a failed sale in accordance with ASC 842 as of December 31, 2024. Jefferson Terminal recorded a finance liability of $12.0 million through Other liabilities on the Consolidated Balance Sheets as of December 31, 2024 for the failed sale.

The following table presents future minimum lease payments under non-cancellable operating leases as of December 31, 2024:

2025	$ 7,197
2026	6,532
2027	6,003
2028	5,261
2029	4,187
Thereafter	134,771
Total undiscounted lease payments	163,951
Less: Imputed interest	95,886
Total lease liabilities	$ 68,065

11. EQUITY-BASED COMPENSATION

On August 1, 2022, we established a Nonqualified Stock Option and Incentive Award Plan (“Incentive Plan”) which provides for the ability to grant equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, and performance awards to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the board of directors.

As of December 31, 2024, the Incentive Plan provides for the issuance of up to 30.0 million shares. We account for equity-based compensation expense in accordance with ASC 718, *Compensation-Stock Compensation* and we report equity-based compensation within Operating expenses and General and administrative in the Consolidated and Combined Consolidated Statements of Operations.

Subsidiary Stock-Based Compensation

The following table presents the expense related to our subsidiary stock-based compensation arrangements recognized in the Consolidated and Combined Consolidated Statements of Operations:

	Year Ended December 31,			Remaining Expense To Be Recognized, If All Vesting Conditions Are Met	Weighted Average Remaining Contractual Term (in years)
	2024	2023	2022		
Restricted shares	**$ 399**	$ 949	$ 2,020	**$ 440**	**0.8**
Common units	**1,801**	1,812	2,126	**2,319**	**1.4**
Total	**$ 2,200**	$ 2,761	$ 4,146	**$ 2,759**	

Restricted Stock Units to Subsidiary Employees

During the year ended December 31, 2023, we issued restricted stock units ("RSUs") of our common stock that had a grant date fair value of $16.9 million, based on the closing price of FIP's stock on the grant date, and vest over three years. These awards were made to employees of certain of our subsidiaries, are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. This grant fully canceled and replaced the vested and unvested restricted shares of our subsidiary issued in the first quarter of 2021. During the year ended December 31, 2024, we issued additional RSUs of our common stock that had a grant date fair value of $1.9 million.

The following table presents the expense related to our RSUs to subsidiary employees recognized in the Consolidated and Combined Consolidated Statements of Operations:

| | Expense Recognized During the Year Ended December 31, | | | Remaining Expense To Be Recognized, If All Vesting Conditions Are Met | Weighted Average Remaining Contractual Term (in years) |
	2024	2023	2022		
Restricted stock units	$ 6,341	$ 6,268	$ —	$ 2,634	0.5
Total	$ 6,341	$ 6,268	$ —	$ 2,634	

The following tables present information for our stock options, restricted shares of our subsidiary, common units of our subsidiary and restricted stock units to subsidiary employees:

| | Stock Options | | Restricted Shares | | Common Units | | Restricted Stock Units | |
	Options	Weighted Average Exercise Price	Shares	Weighted Average Issuance Price	Units	Weighted Average Issuance Price	Units	Weighted Average Issuance Price
Outstanding as of December 31, 2023	16,542,751	$ 2.76	—	$ —	2,047,101	$ 1.11	3,199,087	$ 3.51
Granted	—	—	839,264	1.00	1,995,000	1.36	192,234	9.94
Less: exercised or vested	12,436,663	2.62	119,160	1.00	1,712,696	1.21	1,712,309	3.92
Less: forfeited and canceled	—	—	—	—	585,042	1.00	77,107	3.51
Outstanding as of December 31, 2024	4,106,088		720,104		1,744,363		1,601,905	

	Stock Options	Restricted Shares	Common Units	Restricted Stock Units
As of December 31, 2024:				
Weighted average exercise / issuance price (per share)	$ 2.62	$ 1.00	$ 1.34	$ 3.84
Aggregate intrinsic value (in thousands)	$ 10,771	$ 720	$ 2,336	$ 6,153
Weighted average remaining contractual term	7.6 years	0.8 years	1.4 years	0.5 years

During the year ended December 31, 2024, certain of the Manager's employees, as well as certain directors and officers, exercised 12,436,663 options at a weighted average exercise price of $2.62 and received a net 8,891,246 shares of our common stock.

Stock Options

In connection with the spin-off and our redeemable preferred stock raise (see Notes 14, 16 and 17 for details), we granted options to purchase our common stock to the Manager. The fair value of these options of $18 million, calculated using a binomial lattice model at issuance date, was recorded as an increase in equity with an offsetting reduction of proceeds received.

(Dollars in tables in thousands, unless otherwise noted)

The following table presents information related to the options to purchase our common stock:

Number of options		**10,869,565**
Fair value at grant date ($ millions)		**$18.1**
Expected volatility	The expected stock volatility is based on an assessment of the volatility of our publicly traded common stock.	**60.00%**
Risk free interest rate	The risk-free rate is determined using the implied yield currently available on U.S. government bonds with a term consistent with the expected term on the date of grant.	**2.58%**
Expected dividend yield	The expected dividend yield is based on management's expected dividend rate.	**3.60%**
Early exercise multiple	Assumption that options will be exercised when the share price to strike price ratio reaches a certain threshold.	**2.5**
Expected term	Expected term used represents the period of time the options granted are expected to be outstanding.	**10.0 years**
Number of time steps	The number of time steps between the valuation and expiration dates.	**1,000**

During the years ended December 31, 2024 and 2023, the Manager transferred — and 2,173,914 of its options to certain employees of the Manager, respectively.

Restricted Shares

We issued restricted shares of our subsidiary to certain employees during the year ended December 31, 2021 that had a grant date fair value of $5.6 million, and generally vest over three years. These awards are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. The fair value of these awards was based on the fair value of the operating subsidiary on each grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date. The grant for restricted stock units to subsidiary employees fully canceled and replaced these vested and unvested restricted shares of our subsidiary issued in the first quarter of 2021.

During the year ended December 31, 2024, we issued restricted shares of our subsidiary that had a grant date fair value of $0.8 million and generally vest over three years. These awards are subject to continued employment, and the compensation expense is recognized ratably over the vesting periods. The fair value of these awards was based on the fair value of the operating subsidiary on each grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

Common Units

We issued 1,995,000 and 1,243,089 common units of our subsidiaries to certain employees for the years ended December 31, 2024 and 2023, respectively, that had grant date fair values of $2.7 million and $1.6 million, respectively, and vest over three years. These awards are subject to continued employment and compensation expense is recognized ratably over the vesting periods. The fair value was based on the fair value of the operating subsidiary on the grant date, which is estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

During the year ended December 31, 2023, we issued 150,000 separate common units of our subsidiary that had a grant date fair value of $0.2 million and vest over three years. These awards are subject to performance targets based on EBITDA as defined in the agreements, and the total expected compensation expense is recognized ratably over the vesting periods if it is probable that the performance conditions will be met. The fair value of these awards was based on the fair value of the operating subsidiary on the grant date, which was estimated using a discounted cash flow analysis that requires the application of discount factors and terminal multiples to projected cash flows. Discount factors and terminal multiples were based on market-based inputs and transactions, as available at the measurement date.

Director Compensation

During the years ended December 31, 2024 and 2023, we issued 11,062 and 46,509 shares of common stock to certain directors as compensation, respectively.

(Dollars in tables in thousands, unless otherwise noted)

12. RETIREMENT BENEFIT PLANS

We established a defined benefit pension plan as well as a postretirement benefit plan to assume certain retirement benefit obligations related to eligible Transtar employees.

Defined Benefit Pensions

Our underfunded pension plan is a tax qualified plan, and we will make contributions accordingly. Our pension plan covers certain eligible Transtar employees and is noncontributory. Pension benefits earned are generally based on years of service and compensation during active employment. The accumulated benefit obligation at December 31, 2024 and 2023 is $7.1 million and $4.6 million, respectively.

Postretirement Benefits

Our unfunded postretirement plan provides healthcare and life insurance benefits for eligible retirees of Transtar and their dependents. Depending on retirement date and employee classification, certain healthcare plans contain contribution and cost-sharing features such as deductibles and co-insurance. The remaining healthcare and life insurance plans are non-contributory. In the second quarter of 2024, we amended our postretirement benefit plan to change benefits provided to certain employees.

The following table summarizes the changes in our projected benefit obligation and plan assets as of December 31, 2024 and 2023. Service costs are recorded in Operating expenses, while other net costs are recorded in Other income (expense) in the Consolidated and Combined Consolidated Statements of Operations.

	Year Ended December 31,			
	2024		2023	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Projected Benefit Obligation				
Projected benefit obligation, beginning of period	**$ 12,282**	**$ 32,604**	$ 8,932	$ 28,523
Plan amendment	**40**	**(21,788)**	—	—
Service costs	**1,560**	**800**	1,383	1,783
Interest costs	**731**	**700**	534	1,498
Actuarial losses (gains)	**1,068**	**(6,570)**	1,546	893
Benefit paid	**(197)**	**(90)**	(113)	(93)
Projected benefit obligation, end of period	**$ 15,484**	**$ 5,656**	$ 12,282	$ 32,604
Plan Assets				
Fair value of plan assets, beginning of period	**$ 3,188**	**$ —**	$ 1,711	$ —
Actual return on plan assets	**301**	**—**	114	—
Employer contributions	**1,941**	**—**	1,476	—
Other benefits paid	**(197)**	—	(113)	—
Fair value of plan assets, end of period	**$ 5,233**	**$ —**	$ 3,188	$ —
Funded status at end of year	**$ (10,251)**	**$ (5,656)**	$ (9,094)	$ (32,604)

As of December 31, 2024 and 2023, the following amounts were recognized in the Consolidated Balance Sheets:

	Year Ended December 31,			
	2024		2023	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Current liabilities	**$ —**	**$ 143**	$ —	$ 531
Non-current liabilities	**10,251**	**5,513**	9,094	32,073
Net amounts recognized at end of period	**$ 10,251**	**$ 5,656**	$ 9,094	$ 32,604

Our retirement plan costs for the years ended December 31, 2024, 2023 and 2022 were $2.1 million, $1.9 million and $2.1 million for pension benefits and $— million, $3.4 million and $3.1 million for postretirement benefits, respectively.

(Dollars in tables in thousands, unless otherwise noted)

The following table summarizes the components of net periodic pension cost and other amounts recognized in Other comprehensive income (loss) in the Consolidated and Combined Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,					
	2024		2023		2022	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Prior service cost (credit)	**$ 40**	**$ (21,789)**	$ —	$ —	$ —	$ 1,470
Amortization of prior service cost	**—**	**1,107**	—	(159)	—	—
Actuarial loss (gain)	**970**	**(6,570)**	1,432	893	(2,814)	(3,065)
Amortization of actuarial gain	**—**	**390**	61	—	—	—
Total recognized in other comprehensive loss (income)	**$ 1,010**	**$ (26,862)**	$ 1,493	$ 734	$ (2,814)	$ (1,595)

Weighted-average assumptions used to determine the estimated benefit obligation and period costs as of and for the year ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Weighted-average assumptions used to determine pension benefit obligation:						
Discount rate	**5.65 %**	**5.63 %**	5.06 %	5.06 %	5.31 %	5.29 %
Rate of compensation increase	**3.50 %**	**N/A**	3.50 %	N/A	3.50 %	N/A
Initial healthcare cost trend rate	**N/A**	**3.61 %**	N/A	7.50 %	N/A	5.80 %
Ultimate healthcare cost trend rate	**N/A**	**4.04 %**	N/A	4.04 %	N/A	3.94 %
Year ultimate healthcare cost trend rate is reached	**N/A**	**2075**	N/A	2075	N/A	2075
Weighted-average assumptions used to determine net periodic pension and postretirement costs:						
Discount rate	**5.06 %**	**5.50 %**	5.31 %	5.29 %	3.02 %	3.00 %
Expected long-term return on plan assets	**5.00 %**	**N/A**	N/A	N/A	N/A	N/A
Rate of compensation increases	**3.50 %**	**N/A**	3.50 %	N/A	3.50 %	N/A
Average future working lifetime	**9.89 years**	**11.27 years**	10.50 years	9.24 years	11.01 years	11.32 years
Initial healthcare cost trend rate	**N/A**	**7.50 %**	N/A	5.80 %	N/A	6.00 %
Ultimate healthcare cost trend rate	**N/A**	**4.04 %**	N/A	3.94 %	N/A	3.94 %
Year ultimate healthcare cost trend rate is reached	**N/A**	**2075**	N/A	2075	N/A	2075

(Dollars in tables in thousands, unless otherwise noted)

The expected return on asset assumption is based on a forward-looking assessment of expected returns by asset class. The expected return produced by the investments within the fund is net of expected administrative expenses to be paid from the plan. The expected return assumption is also consistent with the long-term return goal of the investment policy.

The following benefit payments, which reflect expected future service and compensation increases, as appropriate, are expected to be made from the Transtar defined benefit plans:

	Pension Benefits	Postretirement Benefits
2025	$ 500	$ 146
2026	742	211
2027	1,012	238
2028	1,238	272
2029	1,446	315
Years 2030-2034	8,587	2,572

The pension plan assets are invested in accordance with the Investment Policy Statement as approved by the Investment Committee. The pension plan assets are held in a master trust that is invested in pooled separate accounts. The assets are valued at fair value and are classified as a Level 2 investment. The separate accounts are valued at fair value based on the underlying equity, fixed income, or short-term instruments held by each account. The separate accounts classified as equity or fixed income funds track the composition and performance of widely used indices and invest in instruments representative of those indices. The fair value of the holdings of each separate account are used to determine the net asset value. We expect to make $2.8 million of contributions to the pension plan during 2025.

The targets and actual allocations for the pension plan assets as of the year ended December 31, 2024 and 2023 are as follows:

	Actual		Target Asset Allocation	
	2024	**2023**	**2024**	**2023**
U.S. large cap equity	**31 %**	— %	**30 %**	— %
U.S. small/mid cap equity	**25 %**	— %	**25 %**	— %
U.S. investment grade fixed income and cash equivalents	**44 %**	100 %	**45 %**	100 %

13. INCOME TAXES

The current and deferred components of the income tax (benefit) provision included in the Consolidated and Combined Consolidated Statements of Operations are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	**$ (1)**	$ 7	$ 2
State and local	**1,394**	447	482
Total current provision	**1,393**	454	484
Deferred:			
Federal	**(256)**	1,082	3,824
State and local	**2,176**	934	154
Foreign	**—**	—	6
Total deferred provision	**1,920**	2,016	3,984
Total	**$ 3,313**	$ 2,470	$ 4,468

Prior to the spin-off, we were taxed as a disregarded entity for U.S. federal income tax purposes and our taxable income or loss generated was allocated to investors by our Former Parent, which was treated as a partnership for U.S. federal income tax purposes. In addition, certain of our subsidiaries were taxed as separate corporations for U.S. federal income tax purposes. Taxable income or loss generated by us and our corporate subsidiaries following the spin-off and by our corporate subsidiaries is subject to U.S. federal, state and foreign corporate income tax in locations where they conduct business.

(Dollars in tables in thousands, unless otherwise noted)

A valuation allowance has been established against our net U.S. federal and state deferred tax assets, including net operating loss carryforwards. As a result, our income tax provision is primarily related to separate company state taxes, deferred taxes for tax deductible goodwill, and deferred taxes for certain long-lived assets.

Our effective tax rate differs from the U.S. federal tax rate of 21% primarily due to state taxes and the valuation allowances against a significant portion of the deferred tax assets of our corporate subsidiaries.

The difference between our reported total provision for income taxes and the U.S. federal statutory rate of 21% is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
U.S. federal tax at statutory rate	**21.00 %**	21.00 %	21.00 %
State and local taxes	**(1.11)%**	1.79 %	1.77 %
Noncontrolling interest	**(1.66)%**	(2.17)%	(2.58)%
Deferred adjustment	**(5.17)%**	(3.71)%	— %
Other	**0.33 %**	(0.61)%	0.46 %
Change in valuation allowance	**(14.65)%**	(17.88)%	(23.09)%
Provision for income taxes	**(1.26)%**	(1.58)%	(2.44)%

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	**$ 189,612**	$ 166,668
Accrued expenses	**13,331**	3,385
Interest expense	**84,348**	58,455
Operating lease liabilities	**84,774**	72,612
Investment in partnerships	**14,894**	13,992
Other	**19,062**	11,324
Total deferred tax assets	**406,021**	326,436
Less valuation allowance	**(249,223)**	(215,082)
Net deferred tax assets	**156,798**	111,354
Deferred tax liabilities:		
Fixed assets and goodwill	**(73,458)**	(50,462)
Operating lease right-of-use assets	**(72,664)**	(63,955)
Other	**(20,315)**	(2,793)
Net deferred tax liabilities	**$ (9,639)**	$ (5,856)

Deferred tax assets and liabilities are reported net in Other assets or Other liabilities in the Consolidated Balance Sheets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized. Accordingly, valuation allowances have been recognized as of December 31, 2024, 2023, and 2022 of $249.2 million, $215.1 million, and $214.0 million, respectively, related to certain deductible temporary differences and net operating loss carryforwards.

(Dollars in tables in thousands, unless otherwise noted)

A summary of the changes in the valuation allowance is as follows:

	December 31,		
	2024	2023	2022
Valuation allowance at beginning of period	**$ 215,082**	$ 214,003	$ 143,604
Change due to current year losses	**34,141**	1,079	70,399
Valuation allowance at end of period	**$ 249,223**	$ 215,082	$ 214,003

As of December 31, 2024, certain of our corporate subsidiaries had U.S. federal and state net operating loss carryforwards of approximately $843.6 million and $200.7 million, respectively, that are available to offset future taxable income. In regards to federal net operating loss carryforwards, $168.5 million of these carryforwards will begin to expire in the year 2032 and $675.1 million of these carryforwards have no expiration date. As for state and local net operating loss carryforwards, most of these carryforwards will expire with the earliest year of expiration being 2025. The utilization of the net operating loss carryforwards to reduce future income taxes will depend on the relevant corporate subsidiary's ability to generate sufficient taxable income prior to the expiration of the carryforward period, if any. In addition, the maximum annual use of net operating loss carryforwards may be limited after certain changes in stock ownership.

As of and for the year ended December 31, 2024, we had not established a liability for uncertain tax positions as no such positions existed. In general, our tax returns and the tax returns of our corporate subsidiaries are subject to U.S. federal, state, local and foreign income tax examinations by tax authorities. Generally, we are not subject to examination by taxing authorities for tax years prior to 2020. We do not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

14. MANAGEMENT AGREEMENT AND AFFILIATE TRANSACTIONS

We are externally managed by the Manager. The Manager is paid annual fees and incentive fees in exchange for advising us on various aspects of our business, formulating our investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing our day-to-day operations, inclusive of all costs incidental thereto. In addition, the Manager may be reimbursed for various expenses incurred by the Manager on our behalf, including the costs of legal, accounting and other administrative activities. On July 31, 2022, in connection with the spin-off, we and the Manager entered into the Management Agreement with an initial term of six years.

The Manager is entitled to a management fee, incentive fees (comprised of an Income Incentive Fee and a Capital Gains Incentive Fee, described below) and reimbursement of certain expenses. The management fee is determined by taking the average value of total equity (including redeemable preferred stock and excluding non-controlling interests) of the Company determined on a consolidated basis in accordance with U.S. GAAP at the end of the two most recently completed months multiplied by an annual rate of 1.50%, and is payable monthly in arrears in cash.

The Income Incentive Fee is calculated and distributable quarterly in arrears based on the pre-incentive fee net income for the immediately preceding calendar quarter (the “Income Incentive Fee”). For this purpose, pre-incentive fee net income means, with respect to a calendar quarter, net income attributable to stockholders during such quarter calculated in accordance with U.S. GAAP excluding our pro rata share of (1) realized or unrealized gains and losses, and (2) certain non-cash or one-time items, and (3) any other adjustments as may be approved by the independent directors. Pre-incentive allocation net income does not include any Income Incentive Fee or Capital Gains Incentive Fee (described below) paid to the Manager during the relevant quarter.

The Manager is entitled to an Income Incentive Fee with respect to its pre-incentive fee net income in each calendar quarter as follows: (1) no Income Incentive Fee in any calendar quarter in which pre-incentive fee net income, expressed as a rate of return on the average value of the Company’s net equity capital (excluding non-controlling interests) at the end of the two most recently completed calendar quarters, does not exceed 2% for such quarter (8% annualized); (2) 100% of pre-incentive fee net income of the Company with respect to that portion of such pre-incentive fee net income, if any, that equals or exceeds 2% but does not exceed 2.2223% for such quarter; and (3) 10% of pre-incentive fee net income of the Company, if any, that exceeds 2.2223% for portions of such quarter. These calculations will be prorated for any periods of less than three months.

The Capital Gains Incentive Fee is calculated and paid in arrears as of the end of each calendar year and is equal to 10% of our pro rata share of cumulative realized gains from the date of the spin-off through the end of the applicable calendar year, net of our pro rata share of cumulative realized or unrealized losses, the cumulative non-cash portion of equity-based compensation expenses and all realized gains upon which prior performance-based Capital Gains Incentive Fee payments were made to the Manager.

The Management fee, Income Incentive Fee, and Capital Gains Incentive Fee that are attributable to the operations of FTAI Infrastructure is recorded in the Management fees and incentive allocation to affiliate on the Consolidated and Combined Consolidated Statements of Operations. These amounts are allocated on the following basis:

Management fee—Management fee is allocated to FTAI Infrastructure by applying the calculation methodology described above to the equity of FTAI Infrastructure included in these consolidated and combined consolidated financial statements.

(Dollars in tables in thousands, unless otherwise noted)

Income Incentive Allocation and Capital Gains Incentive Allocation—The Income Incentive Fee and Capital Gains Incentive Fee are allocated to FTAI Infrastructure by applying the allocation calculation methodology described above to FTAI Infrastructure's financial results in each respective period.

The following table summarizes the management fees, income incentive allocation and capital gains incentive allocation included in these consolidated and combined consolidated financial statements:

	Year Ended December 31,		
	2024	**2023**	**2022**
Management fee	**$ 11,318**	$ 12,467	$ 12,964
Income incentive fee	**—**	—	—
Capital gains incentive fee	**—**	—	—
Total	**$ 11,318**	$ 12,467	$ 12,964

For periods post-spin, we pay all of our operating expenses, except those specifically required to be borne by the Manager under the Management Agreement. For periods pre-spin, the Former Parent paid all of its operating expenses, except those specifically required to be borne by the Manager under the management agreement between the Former Parent and the Manager. The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of its assets, legal and auditing fees and expenses, the compensation and expenses of the Company's independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings, costs and expenses incurred in contracting with third parties (including affiliates of the Manager), the costs of printing and mailing proxies and reports to the stockholders, costs incurred by the Manager or its affiliates for travel on our behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's directors and officers and the compensation and expenses of the transfer agent.

We pay or reimburse the Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants. The Manager is responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Manager's employees, rent for facilities and other "overhead" expenses; we do not reimburse the Manager for these expenses.

The following table summarizes our reimbursements to the Manager:

	Year Ended December 31,		
	2024	**2023**	**2022**
Classification in the Consolidated and Combined Consolidated Statements of Operations:			
General and administrative	**$ 5,597**	$ 5,598	$ 4,286
Acquisition and transaction expenses	**1,452**	1,222	1,067
Total	**$ 7,049**	$ 6,820	$ 5,353

If we terminate the Management Agreement, we will generally be required to pay the Manager a termination fee. Pursuant to the terms of the Management Agreement, the termination fee is equal to the amount of the management fee during the 12 months immediately preceding such termination and an amount equal to the Income Incentive Fee and the Capital Gains Incentive Fee that would be paid to the Manager if the Company's assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).

Upon the successful completion of an offering of our common stock or other equity securities (including securities issued as consideration in an acquisition), we grant the Manager options to purchase common stock in an amount equal to 10% of the number of common stock being sold in the offering (or if the issuance relates to equity securities other than our common stock, options to purchase an amount of common stock equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of our common stock as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of our common stock as of the date of the equity issuance if it relates to equity securities other than our common stock). Any ultimate purchaser of common stock for which such options are granted may be an affiliate of Fortress. In connection with the spin-off, we issued 10.9 million options to purchase common stock to the Manager, with a term of 10 years and strike price of $2.76 as compensation to the Manager for services rendered in connection with the Redeemable Preferred Stock raise, as discussed in Notes 16 and 17. On August 12, 2024, 8.7 million Manager options were exercised, as discussed in Note 11.

(Dollars in tables in thousands, unless otherwise noted)

The following table summarizes amounts due to the Manager, which are included within Accounts payable and accrued liabilities in the Consolidated Balance Sheets:

	December 31,	
	2024	**2023**
Accrued management fee	**$ 5,541**	$ 6,400
Other payables	**4,047**	5,595

As of December 31, 2024 and 2023, there were no receivables from the Manager.

Other Affiliate Transactions

As of December 31, 2024 and 2023, certain employees of the Manager and their related parties collectively own an approximately 20% interest in Jefferson Terminal which has been accounted for as a component of non-controlling interest in consolidated subsidiaries in the accompanying consolidated and combined consolidated financial statements. The carrying amount of this non-controlling interest as of December 31, 2024 and 2023 was $(119.5) million and $(78.0) million, respectively. In April 2024, we made a pro-rata distribution of $15.0 million to the non-controlling interest holders of our Jefferson Terminal segment.

The following table presents the amount of this non-controlling interest share of net loss:

	Year Ended December 31,		
	2024	**2023**	**2022**
Non-controlling interest share of net loss	**$ (41,490)**	$ (36,918)	$ (32,018)

In July 2020, we purchased a 14% interest in FYX from an affiliate of our Manager, which retained a non-controlling interest in FYX subsequent to the transaction. In May 2022, FTAI purchased an additional 51% interest in FYX from an unrelated third party for a purchase price of $4.6 million, which resulted in our ownership of a majority stake in the entity. In March 2023, we purchased the remaining non-controlling interest of FYX from an affiliate of our Manager for a purchase price of $4.4 million. This resulted in 100% ownership in FYX and the elimination of any non-controlling interest in FYX.

In October 2022, we entered into a shareholder loan agreement with our equity method investee, Long Ridge. Refer to Note 5 for additional information.

The Company subleases a portion of office space from an entity controlled by certain employees of the Manager since February 2023. For the year ended December 31, 2024 and 2023, the Company incurred approximately $0.5 million and $0.4 million of rent and office related expenses, respectively.

On May 14, 2024, certain members of Fortress management and affiliates of Mubadala Investment Company, through its wholly owned asset management subsidiary, Mubadala Capital ("Mubadala"), completed their acquisition of 100% of the equity of Fortress. Fortress continues to operate as an independent investment manager under the Fortress brand, with autonomy over investment processes and decision making, personnel and operations.

15. SEGMENT INFORMATION

During the third quarter of 2022, we reorganized our historical operating segments into five operating segments as described below. Additionally, during the third quarter of 2022, we modified our definition of Adjusted EBITDA to exclude the impact of interest and other costs on pension and other post-employment benefits ("OPEB") liabilities and dividends and accretion of redeemable preferred stock. During the first quarter of 2023, we modified our definition of Adjusted EBITDA to exclude the impact of other non-recurring items, such as severance expense. All segment data and related disclosures for earlier periods presented herein have been recast to reflect this segment reporting structure.

Our reportable segments represent strategic business units comprised of investments in different types of infrastructure assets. We have five reportable segments which operate in infrastructure businesses across several market sectors, all in North America. Our reportable segments are (i) Railroad, (ii) Jefferson Terminal, (iii) Repauno, (iv) Power and Gas and (v) Sustainability and Energy Transition. The Railroad segment is comprised of six freight railroads and one switching company that provide rail service to certain manufacturing and production facilities, in addition to KRS, a railcar cleaning operation. The Jefferson Terminal segment consists of a multi-modal crude oil and refined products terminal, Jefferson Terminal South and other related assets. The Repauno segment consists of a 1,630-acre deep-water port located along the Delaware River with an underground storage cavern, a multipurpose dock, a rail-to-ship transloading system and multiple industrial development opportunities. The Power and Gas segment is comprised of an equity method investment in Long Ridge, which is a 1,660-acre multi-modal terminal located along the Ohio River with rail, dock, and multiple industrial development opportunities, including a power plant in operation. The Sustainability and Energy Transition segment is comprised of Aleon/Gladieux, Clean Planet, and CarbonFree, and all three investments are development stage businesses focused on sustainability and recycling.

Corporate and Other primarily consists of unallocated corporate general and administrative expenses, management fees, debt and redeemable preferred stock. Additionally, Corporate and Other includes an investment in an unconsolidated entity engaged in the acquisition and leasing of shipping containers and an operating company that provides roadside assistance services for the intermodal and over-the-road trucking industries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker ("CODM") evaluates investment performance for each reportable segment primarily based on Adjusted EBITDA. Our company's CODM is our Chief Executive Officer, who uses Adjusted EBITDA as it serves as a consistent measure for comparing profitability between periods and across segments, independent of each segment's capital structure, which may vary materially, and because it neutralizes one-time or other non-operational items. Decisions regarding resource allocation are made based on Adjusted EBITDA performance, together with other relevant factors, including but not limited to, market dynamics, growth opportunities and expected future performance.

Adjusted EBITDA is defined as net income (loss) attributable to stockholders and Former Parent, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, interest expense, interest and other costs on pension and OPEB liabilities, dividends and accretion of redeemable preferred stock, and other non-recurring items, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

We believe that net income (loss) attributable to stockholders and Former Parent, as defined by U.S. GAAP, is the most appropriate earnings measure with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to stockholders and Former Parent as determined in accordance with U.S. GAAP.

(Dollars in tables in thousands, unless otherwise noted)

The following tables set forth certain information for each reportable segment as provided to and evaluated by the CODM:

I. For the Year Ended December 31, 2024

	Year Ended December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 180,027	$ 80,646	$ 15,824	$ —	$ —	$ 55,000	331,497
Expenses							
Operating expenses	97,207	71,203	23,483	2,190	7	53,584	247,674
General and administrative	—	—	—	—	—	14,798	14,798
Acquisition and transaction expenses	526	23	—	2,293	17	2,598	5,457
Management fees and incentive allocation to affiliate	—	—	—	—	—	11,318	11,318
Depreciation and amortization	20,200	47,872	9,914	—	—	1,424	79,410
Asset impairment	—	—	—	—	72,336	—	72,336
Total expenses	117,933	119,098	33,397	4,483	72,360	83,722	430,993
Other (expense) income							
Equity in (losses) earnings of unconsolidated entities	—	—	—	(37,146)	(18,390)	40	(55,496)
(Loss) gain on sale of assets, net	(704)	3,074	—	—	—	—	2,370
Loss on modification or extinguishment of debt	—	(8,925)	—	—	—	—	(8,925)
Interest expense	(306)	(49,001)	(1,617)	—	—	(71,184)	(122,108)
Other income	770	5,515	—	12,430	2,167	22	20,904
Total other expense	(240)	(49,337)	(1,617)	(24,716)	(16,223)	(71,122)	(163,255)
Income (loss) before income taxes	61,854	(87,789)	(19,190)	(29,199)	(88,583)	(99,844)	(262,751)
Provision for (benefit from) income taxes	4,692	(1,667)	(431)	—	—	719	3,313
Net income (loss)	57,162	(86,122)	(18,759)	(29,199)	(88,583)	(100,563)	(266,064)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	245	(41,491)	(1,173)	—	—	—	(42,419)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	70,814	70,814
Net income (loss) attributable to stockholders	$ 56,917	$ (44,631)	$ (17,586)	$ (29,199)	$ (88,583)	$ (171,377)	$ (294,459)

(Dollars in tables in thousands, unless otherwise noted)

The following table sets forth a reconciliation of Adjusted EBITDA to net loss attributable to stockholders:

	Year Ended December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Adjusted EBITDA	$ 84,254	$ 41,967	$ (5,186)	$ 40,246	$ (9,485)	$ (24,208)	$ 127,588
Add: Non-controlling share of Adjusted EBITDA	122	26,264	808	—	—	—	27,194
Add: Equity in (losses) earnings of unconsolidated entities	—	—	—	(37,146)	(18,390)	40	(55,496)
Less: Interest and other costs on pension and OPEB liabilities	66	—	—	—	—	—	66
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	(70,814)	(70,814)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	(30,006)	9,710	24	(20,272)
Less: Interest expense	(306)	(49,001)	(1,617)	—	—	(71,184)	(122,108)
Less: Depreciation and amortization expense	(20,200)	(52,347)	(9,914)	—	—	(1,424)	(83,885)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	—	—	—	—	(70,401)	—	(70,401)
Less: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—	—	—
Less: Losses on the modification or extinguishment of debt and capital lease obligations	—	(8,925)	—	—	—	—	(8,925)
Less: Acquisition and transaction expenses	(526)	(23)	—	(2,293)	(17)	(2,598)	(5,457)
Less: Equity-based compensation expense	(1,801)	(4,233)	(2,108)	—	—	(494)	(8,636)
Less: (Provision for) benefit from income taxes	(4,692)	1,667	431	—	—	(719)	(3,313)
Less: Other non-recurring items	—	—	—	—	—	—	—
Net income (loss) attributable to stockholders	$ 56,917	$ (44,631)	$ (17,586)	$ (29,199)	$ (88,583)	$ (171,377)	$ (294,459)

(Dollars in tables in thousands, unless otherwise noted)

II. For the Year Ended December 31, 2023

	Year Ended December 31, 2023						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 169,445	$ 72,146	$ 10,691	$ —	$ —	$ 68,190	320,472
Expenses							
Operating expenses	92,972	66,576	22,203	2,726	29	69,166	253,672
General and administrative	—	—	—	—	—	12,833	12,833
Acquisition and transaction expenses	737	1,370	—	94	1	1,938	4,140
Management fees and incentive allocation to affiliate	—	—	—	—	—	12,467	12,467
Depreciation and amortization	19,590	48,916	9,336	—	—	3,150	80,992
Asset impairment	743	—	—	—	—	—	743
Total expenses	114,042	116,862	31,539	2,820	30	99,554	$ 364,847
Other (expense) income							
Equity in (losses) earnings of unconsolidated entities	—	—	—	(9,949)	(14,814)	56	(24,707)
(Loss) gain on sale of assets, net	(437)	7,292	—	—	—	—	6,855
Loss on modification or extinguishment of debt	(937)	—	—	—	—	(1,099)	(2,036)
Interest expense	(2,284)	(32,443)	(2,557)	(3)	—	(62,316)	(99,603)
Other (expense) income	(2,164)	(1,302)	—	7,523	2,529	—	6,586
Total other expense	(5,822)	(26,453)	(2,557)	(2,429)	(12,285)	(63,359)	(112,905)
Income (loss) before income taxes	49,581	(71,169)	(23,405)	(5,249)	(12,315)	(94,723)	(157,280)
(Benefit from) provision for income taxes	(561)	2,468	496	—	—	67	2,470
Net income (loss)	50,142	(73,637)	(23,901)	(5,249)	(12,315)	(94,790)	(159,750)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	143	(36,917)	(1,412)	—	—	(228)	(38,414)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	62,400	62,400
Net income (loss) attributable to stockholders	$ 49,999	$ (36,720)	$ (22,489)	$ (5,249)	$ (12,315)	$ (156,962)	$ (183,736)

The following table sets forth a reconciliation of Adjusted EBITDA to net loss attributable to stockholders:

		Ports and Terminals			Sustainability and Energy Transition	Corporate and Other	Total
	Railroad	Jefferson Terminal	Repauno	Power and Gas			
Adjusted EBITDA	$ 78,521	$ 35,694	$ (8,061)	$ 34,784	$ (7,253)	$ (26,163)	$ 107,522
Add: Non-controlling share of Adjusted EBITDA	71	20,328	856	—	—	260	21,515
Add: Equity in (losses) earnings of unconsolidated entities	—	—	—	(9,949)	(14,814)	56	(24,707)
Less: Interest and other costs on pension and OPEB liabilities	(2,130)	—	—	—	—	—	(2,130)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	(62,400)	(62,400)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	(29,987)	9,753	25	(20,209)
Less: Interest expense	(2,284)	(32,443)	(2,557)	(3)	—	(62,316)	(99,603)
Less: Depreciation and amortization expense	(19,590)	(49,465)	(9,336)	—	—	(3,150)	(81,541)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	(743)	—	—	—	—	—	(743)
Less: Changes in fair value of non-hedge derivative instruments	—	—	(1,125)	—	—	—	(1,125)
Less: Losses on the modification or extinguishment of debt and capital lease obligations	(937)	—	—	—	—	(1,099)	(2,036)
Less: Acquisition and transaction expenses	(737)	(1,370)	—	(94)	(1)	(1,938)	(4,140)
Less: Equity-based compensation expense	(1,394)	(5,865)	(1,770)	—	—	(170)	(9,199)
Less: Benefit from (provision for) income taxes	561	(2,468)	(496)	—	—	(67)	(2,470)
Less: Other non-recurring items	(1,339)	(1,131)	—	—	—	—	(2,470)
Net income (loss) attributable to stockholders	$ 49,999	$ (36,720)	$ (22,489)	$ (5,249)	$ (12,315)	$ (156,962)	$ (183,736)

(Dollars in tables in thousands, unless otherwise noted)

III. For the Year Ended December 31, 2022

	Year Ended December 31, 2022						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Revenues							
Total revenues	$ 149,661	$ 60,289	$ 4,117	$ —	$ —	$ 47,899	261,966
Expenses							
Operating expenses	84,863	56,417	17,072	826	10	48,969	208,157
General and administrative	—	—	—	—	—	10,891	10,891
Acquisition and transaction expenses	763	64	—	458	280	15,279	16,844
Management fees and incentive allocation to affiliate	—	—	—	—	—	12,964	12,964
Depreciation and amortization	20,164	39,318	9,322	—	—	1,945	70,749
Total expenses	105,790	95,799	26,394	1,284	290	90,048	319,605
Other (expense) income							
Equity in (losses) earnings of unconsolidated entities	—	—	—	(60,538)	(7,012)	151	(67,399)
Loss on sale of assets, net	(1,603)	—	—	—	—	—	(1,603)
Interest expense	(212)	(24,798)	(1,590)	—	—	(26,639)	(53,239)
Other (expense) income	(1,632)	(4,317)	—	524	2,123	133	(3,169)
Total other expense	(3,447)	(29,115)	(1,590)	(60,014)	(4,889)	(26,355)	(125,410)
Income (loss) before income taxes	40,424	(64,625)	(23,867)	(61,298)	(5,179)	(68,504)	(183,049)
Provision for income taxes	1,287	3,016	165	—	—	—	4,468
Net income (loss)	39,137	(67,641)	(24,032)	(61,298)	(5,179)	(68,504)	(187,517)
Less: Net income (loss) attributable to non-controlling interests in consolidated subsidiaries	15	(32,018)	(1,242)	—	—	(688)	(33,933)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	23,657	23,657
Net income (loss) attributable to stockholders/Former Parent	$ 39,122	$ (35,623)	$ (22,790)	$ (61,298)	$ (5,179)	$ (91,473)	$ (177,241)

(Dollars in tables in thousands, unless otherwise noted)

The following table sets forth a reconciliation of Adjusted EBITDA to net loss attributable to stockholders and Former Parent:

	Year Ended December 31, 2022						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Adjusted EBITDA	$ 64,286	$ 18,490	$ (12,743)	$ 18,039	$ (2,334)	$ (24,710)	$ 61,028
Add: Non-controlling share of Adjusted EBITDA	25	15,103	500	—	—	651	16,279
Add: Equity in (losses) earnings of unconsolidated entities	—	—	—	(60,538)	(7,012)	151	(67,399)
Less: Interest and other costs on pension and OPEB liabilities	(1,232)	—	—	—	—	—	(1,232)
Less: Dividends and accretion of redeemable preferred stock	—	—	—	—	—	(23,657)	(23,657)
Less: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	(18,341)	4,447	(45)	(13,939)
Less: Interest expense	(212)	(24,798)	(1,590)	—	—	(26,639)	(53,239)
Less: Depreciation and amortization expense	(20,164)	(39,318)	(9,322)	—	—	(1,945)	(70,749)
Less: Incentive allocations	—	—	—	—	—	—	—
Less: Asset impairment charges	—	—	—	—	—	—	—
Less: Changes in fair value of non-hedge derivative instruments	—	—	1,125	—	—	—	1,125
Less: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—	—	—
Less: Acquisition and transaction expenses	(763)	(64)	—	(458)	(280)	(15,279)	(16,844)
Less: Equity-based compensation expense	(1,531)	(2,020)	(595)	—	—	—	(4,146)
Less: Provision for income taxes	(1,287)	(3,016)	(165)	—	—	—	(4,468)
Less: Other non-recurring items	—	—	—	—	—	—	—
Net income (loss) attributable to stockholders/Former Parent	$ 39,122	$ (35,623)	$ (22,790)	$ (61,298)	$ (5,179)	$ (91,473)	$ (177,241)

(Dollars in tables in thousands, unless otherwise noted)

IV. Balance Sheet

The following tables sets forth the summarized balance sheet. All property, plant and equipment and leasing equipment are located in North America.

	December 31, 2024						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Current assets	**$ 48,667**	**$ 154,752**	**$ 6,756**	**$ 6**	**$ 48**	**$ 9,622**	**$ 219,851**
Non-current assets	**662,241**	**1,118,886**	**334,882**	**116**	**24,307**	**14,105**	**2,154,537**
Total assets	**710,908**	**1,273,638**	**341,638**	**122**	**24,355**	**23,727**	**2,374,388**
Total debt, net	**—**	**974,351**	**44,250**	**—**	**—**	**569,234**	**1,587,835**
Current liabilities	**48,866**	**131,503**	**41,136**	**3,732**	**20**	**25,537**	**250,794**
Non-current liabilities	**34,348**	**996,984**	**47,374**	**18,240**	**—**	**570,292**	**1,667,238**
Total liabilities	**83,214**	**1,128,487**	**88,510**	**21,972**	**20**	**595,829**	**1,918,032**
Redeemable preferred stock	**—**	**—**	**—**	**—**	**—**	**381,218**	**381,218**
Non-controlling interests in equity of consolidated subsidiaries	**4,722**	**(130,989)**	**(1,246)**	**—**	**—**	**—**	**(127,513)**
Total equity	**627,694**	**145,151**	**253,128**	**(21,850)**	**24,335**	**(953,320)**	**75,138**
Total liabilities, redeemable preferred stock and equity	**$ 710,908**	**$ 1,273,638**	**$ 341,638**	**$ 122**	**$ 24,355**	**$ 23,727**	**$ 2,374,388**

	December 31, 2023						
		Ports and Terminals					
	Railroad	Jefferson Terminal	Repauno	Power and Gas	Sustainability and Energy Transition	Corporate and Other	Total
Current assets	$ 58,114	$ 88,542	$ 9,267	$ 2	$ 22,405	$ 7,173	$ 185,503
Non-current assets	667,501	1,137,510	295,685	6,825	77,540	9,045	2,194,106
Total assets	725,615	1,226,052	304,952	6,827	99,945	16,218	2,379,609
Total debt, net	—	737,335	44,250	—	—	559,325	1,340,910
Current liabilities	54,150	65,052	4,912	828	—	25,695	150,637
Non-current liabilities	55,975	797,854	47,816	29,310	—	559,926	1,490,881
Total liabilities	110,125	862,906	52,728	30,138	—	585,621	1,641,518
Redeemable preferred stock	—	—	—	—	—	325,232	325,232
Non-controlling interests in equity of consolidated subsidiaries	2,861	(74,278)	(13)	—	—	—	(71,430)
Total equity	615,490	363,146	252,224	(23,311)	99,945	(894,635)	412,859
Total liabilities, redeemable preferred stock and equity	$ 725,615	$ 1,226,052	$ 304,952	$ 6,827	$ 99,945	$ 16,218	$ 2,379,609

(Dollars in tables in thousands, unless otherwise noted)

16. REDEEMABLE PREFERRED STOCK

On August 1, 2022, the Company issued and sold 300,000 shares of Redeemable Preferred Stock at a price of $1,000 per share and $0.01 par value. The shares were issued at a 3% discount for net proceeds of $291.0 million. The Company also issued two classes of warrants to the preferred stockholders (see Note 17). The fair value of the Redeemable Preferred Stock and the warrants at issuance were determined to be $242.7 million and $13.8 million, respectively. The Company incurred $16.4 million of issuance costs related to the Redeemable Preferred Stock and warrants. Additionally, the Company issued options to the Manager with a total fair value of $18.1 million (see Note 14).

The Redeemable Preferred Stock has the following rights, preferences and restrictions:

Voting

Each holder of the Redeemable Preferred Stock will have one vote per share on any matter on which holders of the Redeemable Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of shares of the Redeemable Preferred Stock do not otherwise have any voting rights.

Liquidation Preference

The Redeemable Preferred Stock ranks senior to the common stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Upon a liquidation, dissolution or winding up of the affairs of the Company, each share of Redeemable Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the purchaser, plus all accrued and unpaid dividends (the "Liquidation Preference") and (ii) the purchase price, plus $150.0 million of cash Dividends (the "Base Preferred Return Amount").

Dividends

Dividends on the Redeemable Preferred Stock are payable at a rate equal to 14.0% per annum subject to increase in accordance with the terms of the Redeemable Preferred Stock. Specifically, the rate will be increased by 2.0% per annum for any periods during the first two years following closing of the issuance of the Redeemable Preferred Stock, where the dividend is not paid in cash. Prior to the second anniversary of the issuance date, such dividends will automatically accrue and accumulate on each share of Redeemable Preferred Stock, whether or not declared and paid, or they may be paid in cash at our discretion. After the second anniversary of the issuance date, we are required to pay such dividends in cash. Failure to pay such dividends will result in a dividend rate equal to 18.0% per annum, and a failure to pay cash dividends for 12 monthly dividend periods (whether or not consecutive) following the second anniversary of the issuance date will constitute an event of noncompliance. The dividend rate on the Redeemable Preferred Stock will increase by 1.0% per annum beginning on the fifth anniversary of the issuance date of the Redeemable Preferred Stock.

As of December 31, 2024, the Company has $122.5 million of PIK dividends, increasing our Redeemable Preferred Stock balance. The Company had dividends paid in cash of $14.7 million and $1.8 million as of December 31, 2024 and 2023, respectively. Dividends recorded in Dividends and accretion of redeemable preferred stock on the Consolidated and Combined Consolidated Statements of Operations totaled $64.0 million and $55.8 million for the years ended December 31, 2024 and 2023, respectively.

The Company has presented the Redeemable Preferred Stock in temporary equity and is accreting the discount and debt issuance costs using the interest method to the earliest redemption date of August 1, 2030. Such accretion, recorded in Dividends and accretion of redeemable preferred stock on the Consolidated and Combined Consolidated Statements of Operations, totaled $6.8 million and $6.6 million for the years ended December 31, 2024 and 2023, respectively.

Redemption

Mandatory Redemption: The Redeemable Preferred Stock is not mandatorily redeemable at the option of the holders, except upon the occurrence of any (i) bankruptcy event, (ii) any change of control event, or (iii) any debt acceleration event (together with any bankruptcy event and change of control event) (each a "Mandatory Redemption Event"). Upon the occurrence of a Mandatory Redemption Event, to the extent not prohibited by law, we will be required to redeem all preferred stock in cash at the greater of the (i) Liquidation Preference, and (ii) the Base Preferred Return Amount at the date of redemption.

Optional Redemption: The Redeemable Preferred Stock is optionally redeemable at the option of the Company, at any time, at the greater of the (i) Liquidation Preference, and (ii) the Base Preferred Return Amount at the date of redemption. Upon certain contingent events or events of noncompliance, the preferred stockholders have the right to a majority of the board seats of the Company.

If the Redeemable Preferred Stock were redeemed as of December 31, 2024, it would be redeemable for $431.8 million.

Amendment to Certificate of Designations of Our Series A Preferred Stock

On July 5, 2023, a Certificate of Amendment (the "Amendment") to the Certificate of Designations for its Series A Preferred Stock (the "Certificate of Designations") became effective, amending certain provisions of the Certificate of Designations to increase the aggregate principal amount of outstanding indebtedness that the Company and its subsidiaries may incur in order to facilitate the issuance of the additional $100.0 million of Senior Notes due 2027 (the "Additional Notes"). The holders of our Series A

Preferred Stock received a customary fee for their consent and purchased $33.4 million aggregate principal amount of the Additional Notes.

17. EARNINGS PER SHARE AND EQUITY

Basic loss per share of common stock ("LPS") is calculated by dividing net loss attributable to stockholders and Former Parent by the weighted average number of common stock outstanding. Diluted LPS is calculated by dividing net loss attributable to stockholders and Former Parent by the weighted average number of common stock outstanding, plus any potentially dilutive securities, if dilutive. Potentially dilutive securities are calculated using the treasury stock method.

The calculation of basic and diluted LPS is presented below:

	Year Ended December 31,		
(in thousands, except per share data)	**2024**	**2023**	**2022**
Net loss	$ **(266,064)**	$ (159,750)	$ (187,517)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	**(42,419)**	(38,414)	(33,933)
Less: Dividends and accretion of redeemable preferred stock	**70,814**	62,400	23,657
Net loss attributable to stockholders/Former Parent	$ **(294,459)**	$ (183,736)	$ (177,241)
Weighted Average Common Stock Outstanding - Basic [1]	**108,217,871**	102,960,812	102,747,121
Weighted Average Common Stock Outstanding - Diluted [1]	**108,217,871**	102,960,812	102,747,121
Loss per share:			
Basic	$ **(2.72)**	$ (1.78)	$ (1.73)
Diluted [2]	$ **(2.72)**	$ (1.79)	$ (1.73)

[1] The year ended December 31, 2024 includes penny warrants that were converted into common stock during the year.

[2] Diluted LPS includes the dilutive effect of subsidiary earnings per share.

For the years ended December 31, 2024, 2023 and 2022, 2,681,996, 2,917,041 and 586,269 shares of common stock, respectively, have been excluded from the calculation of Diluted LPS because the impact would be anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, —, 3,332,478 and 3,330,659 of warrants, respectively, have been excluded from the calculation of Diluted LPS because the impact would be anti-dilutive.

On the Spin-off Date, FTAI distributed one share of FTAI Infrastructure, Inc. common stock for each FTAI common share held by FTAI's shareholders of record as of the record date. As of that date, 99,387,467 shares of common stock were distributed. This number of shares is utilized for the calculation of basic and diluted loss per share for all periods presented prior to the spin-off. For the year ended December 31, 2022, these shares are treated as issued and outstanding for purposes of calculating historical earnings per share. For periods prior to the spin-off, it is assumed that there are no dilutive equity instruments as there were no equity awards of FTAI Infrastructure, Inc. outstanding prior to the spin-off.

In addition, as of the Spin-off Date, each FTAI option held by the Manager or by the directors, officers, employees, service providers, consultants and advisors of the Manager was converted into an adjusted FTAI option and a new FTAI Infrastructure Inc. option. The exercise price of each adjusted FTAI Infrastructure Inc. option was set to collectively maintain the intrinsic value of the FTAI option immediately prior to the spin-off and to maintain the ratio of the exercise price of the adjusted FTAI option and the FTAI Infrastructure Inc. option, respectively, to the fair market value of the underlying shares. The terms and conditions applicable to each FTAI Infrastructure option are substantially similar to the terms and conditions otherwise applicable to the FTAI option.

On August 1, 2022, we issued 10.9 million options to purchase common stock to the Manager, with a term of 10 years and strike price of $2.76 as compensation to the Manager for services rendered in connection with the Redeemable Preferred Stock raise, as discussed in Note 16.

We issued 15,000 options to purchase common stock to certain directors as compensation during the year ended December 31, 2022.

Common Stock Warrants

On August 1, 2022, in connection with the Redeemable Preferred Stock raise, the Company issued two classes of warrants to the redeemable preferred stockholders. The Series I Warrants represent the right to purchase 3,342,566 shares of common stock, at an exercise price of $10.00 per share, and the Series II Warrants represent the right to purchase 3,342,566 shares of common stock at an exercise price of $0.01 per share. Both classes of warrants expire on the earlier of August 1, 2030 or a change in control. The Series II Warrants participate on an as-converted basis in any dividends with respect to the common stock.

(Dollars in tables in thousands, unless otherwise noted)

A summary of the status of the Company's outstanding stock warrants and changes during the year ended December 31, 2024 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2023	6,685,132	$ 4.93
Issued	—	—
Expired	—	—
Exercised	**3,342,566**	**0.01**
Outstanding as of December 31, 2024 [(1)]	**3,342,566**	**$ 9.85**
Warrants exercisable as of December 31, 2024 [(1)]	**3,342,566**	**$ 9.85**

[(1)] Weighted average exercise price as of December 31, 2024 includes adjustments for quarterly dividend payments.

On July 22, 2024, members of Ares Management LLC exercised their rights to the Series II Warrants in full to purchase 3,342,566 shares of common stock of the Company at the exercise price of $0.01 per share pursuant to the Warrant Agreement, dated August 1, 2022.

The weighted average remaining contractual term of the outstanding warrants as of December 31, 2024 is 5.6 years. The aggregate intrinsic value of the warrants as of December 31, 2024 is $— million.

18. COMMITMENTS AND CONTINGENCIES

In the normal course of business we, and our subsidiaries, may be involved in various claims, legal proceedings, or may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications.

We have also entered into an arrangement with our non-controlling interest holder of Repauno, as part of the initial acquisition, whereby the non-controlling interest holder may receive additional payments contingent upon the achievement of certain conditions, not to exceed $15.0 million. We will account for such amounts when and if such conditions are achieved. The contingency related to $5.0 million of the total $15.0 million was resolved and paid during the year ended December 31, 2021, and the contingency related to an additional $5.0 million of the total $15.0 million was resolved and paid during the year ended December 31, 2022.

19. SUBSEQUENT EVENTS

EB-5 and EB-5.2 Loan Agreement Extensions

On February 3, 2025, Jefferson Terminal exercised its option to extend the maturity of its EB-5 Loan Agreement and EB-5.2 Loan Agreement by one year to January 25, 2027 and March 10, 2027, respectively.

Long Ridge Energy & Power LLC Senior Secured Notes due 2032 and Credit Agreement

On February 19, 2025, Long Ridge Energy LLC, a subsidiary of Long Ridge Energy & Power LLC, closed its private offering of $600.0 million aggregate principal amount of 8.750% senior secured notes due 2032 (the "Notes"). The Notes were issued at an issue price equal to 100.00% of principal, plus accrued interest from and including February 19, 2025. The Notes will mature on February 15, 2032.

On February 19, 2025, Long Ridge entered into a Credit Agreement to borrow senior secured term loans (the "New Term Loan") for an aggregate principal amount of $400.0 million. The New Term Loans bear interest at SOFR plus 4.50% per annum and mature on February 19, 2032.

Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 25, 2025 for additional detail.

Acquisition of Outstanding Equity Interests in Long Ridge Energy & Power LLC

On February 26, 2025, the Company entered into a purchase agreement (the "Purchase Agreement") with certain affiliates of GCM Grosvenor Inc. ("GCM"), owner of 49.9% of the limited liability company interests of Long Ridge Energy & Power LLC, to acquire GCM's 49.9% interest (the "Long Ridge Acquisition"). Consideration to GCM for the acquisition included (i) Long Ridge Energy & Power LLC issuing a $20.0 million promissory note to an affiliate of GCM, (ii) cash consideration of $9.0 million paid by the Company and (iii) 160,000 shares of newly formed Series B Convertible Junior Preferred Stock (the "Series B Preferred Stock") issued by the Company to certain affiliates of GCM.

The Series B Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share, and junior to the Company's Series A Preferred Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. Each share of Series B Preferred Stock has an initial liquidation preference of $1,000 per share. Holders of the Series B Preferred Stock are entitled to a quarterly compounding, regular dividend (the "Dividend") equal to 9.00% per annum for any Dividend paid in cash with respect to the immediately preceding quarter, and

(Dollars in tables in thousands, unless otherwise noted)

10.00% per annum for any Dividend paid-in-kind, at the Company's election and pursuant to the Company's amended Articles of Incorporation or Bylaws as discussed below. On February 26, 2025, as required under the Purchase Agreement, the Company entered into an Investor Rights Agreement with certain affiliates of GCM acquiring Series B Preferred Stock as part of the Long Ridge Acquisition.

Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for additional detail.

Ares Management LLC Warrant Agreement

On February 26, 2025, the Company and Ares Management LLC ("Ares") amended and restated the warrant agreement, initially dated as of August 1, 2022. As part of the consent fee for the Series A Amendment, the Company issued 550,000 Series A Warrants to entities affiliated with Ares. The warrants have an exercise price of $10.00 per share. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for additional detail.

Manager Options

On February 26, 2025, in connection with the Series B Preferred stock, the Company paid and issued to its manager, an option to purchase 2,852,049 shares of common stock at a per share exercise price equal to $5.61, the closing price of common stock on February 25, 2025. The option is fully vested as of the date of grant, is exercisable as to 1/30th of the shares of common stock to which the option is subject on the first day of each of the 30 calendar months following the first full calendar month after the date of grant and expires on the tenth anniversary of the date of grant. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for additional detail.

Amendments to Articles of Incorporation or Bylaws

On February 26, 2025, the Board approved a Certificate of Amendment (the "Amendment") to the certificate of designations governing its Series A Preferred Stock (the "Series A Certificate of Designations"), which amends certain provisions of the Series A Certificate of Designations to permit the Long Ridge Acquisition and the issuance of the Series B Preferred Stock. The Amendment also permits the Company to make cash "catch-up" payments to holders of Series A Preferred Stock, with the equivalent amount of previously paid-in-kind dividends correspondingly treated as though initially paid as cash dividends for all purposes under the Series A Certificate of Designations, including with respect to months counted toward an Event of Noncompliance (as defined in the Series A Certificate of Designations). Furthermore, the Amendment permits the Company to make quarterly cash dividend payments of up to $0.03 on its Common Stock, so long as the holders of the Series A Preferred Stock have received cash dividends equal to at least the amount of dividends accrued since the two-year anniversary of the issue date of the Series A Preferred Stock. Refer to the Company's Form 8-K which was filed with the Securities and Exchange Commission on February 27, 2025 for additional detail.

Dividends

On February 26, 2025, the Company paid Ares a dividend of $23.8 million related to its Series A Preferred Stock.

On February 27, 2025, our board of directors declared a cash dividend on our common stock of $0.03 per share for the quarter ended December 31, 2024, payable on March 26, 2025 to the holders of record on March 14, 2025.

Amendment to October 2024 Jefferson Credit Agreement

On March 11, 2025, our Jefferson Terminal segment amended its October 2024 Credit Agreement for $50.0 million to include two options to extend the maturity date to (i) January 1, 2026 and subsequently to (ii) April 1, 2026.

March 2025 Repauno Credit Agreement

On March 11, 2025, our Repauno segment entered into a credit agreement, providing for a $30.0 million term loan facility, which matures on July 18, 2025 with the option to extend the maturity date to April 1, 2026, and bears interest at the sum of 4.00% plus the secured overnight financing rate as administered by the Federal Reserve Bank of New York.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of and for the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on management's assessment using this framework, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Remediation of Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed at December 31, 2023, our management concluded that there was a material weakness in our internal controls over financial reporting as we did not maintain effective internal control in the design and operating effectiveness of certain financial reporting related controls over the review on a timely basis and in sufficient detail of the cash flow projections and certain key assumptions used in the goodwill impairment analysis as of October 1, 2023, relating to the Jefferson Terminal reporting unit,

During the year ended December 31, 2024, we took the following steps to remediate this material weakness:

- Developed detailed cash flow projections on a timely basis allowing for the adequate review and audit of key assumptions and details;

- Developed a new, more detailed model on a contract-by-contract basis at a sufficient level of detail to support our cash flow projections; and

- Enacted multi-tiered levels of review of appropriate details and assumptions associated with the model.

During the year ended December 31, 2024, we observed the operation of each of the control changes as part of our remediation efforts, to evaluate whether their effectiveness over a period of time was sufficient for management to conclude that the reported material weakness has been remediated.

Our management has concluded that the identified material weakness in internal control over financial reporting discussed above was fully remediated as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Other than the remediation discussed above, there were no other changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FTAI Infrastructure Inc.

Opinion on Internal Control Over Financial Reporting

We have audited FTAI Infrastructure Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FTAI Infrastructure Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated and combined consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 13, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
March 13, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III—OTHER INFORMATION

Item 10. Directors, Executive Officers and Corporate Governance

Any information required by this Item 10 is incorporated by reference to our definitive proxy statement for the 2025 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after the fiscal year ended December 31, 2024 (our "Definitive Proxy Statement") under the headings "Proposal No. 1 Election of Directors" and "Executive Officers."

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to our Definitive Proxy Statement under the headings "Executive and Manager Compensation," "Compensation Committee Report" and "Proposal No. 1 Election of Directors—Compensation of Directors."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Nonqualified Stock Option and Incentive Award Plan

On August 1, 2022, in connection with the spin-off, we established a Nonqualified Stock Option and Incentive Award Plan ("Incentive Plan") which provides for the ability to award equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, and performance awards to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the board of directors. As of December 31, 2024, the Incentive Plan provides for the issuance of up to 30.0 million shares.

The following table summarizes the total number of outstanding securities in the Incentive Plan and the number of securities remaining for future issuance, as well as the weighted average strike price of all outstanding securities as of December 31, 2024.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans [1]
Equity compensation plans approved by security holders	4,106,088	$ 2.62	24,906,155
Equity compensation plans not approved by security holders	—	—	—
Total	**4,106,088**		**24,906,155**

[1] Excludes 15,000 stock options and 78,848 common shares issued to directors as compensation.

The information required by this Item 12 is incorporated by reference to our Definitive Proxy Statement under the heading "Security Ownership of Management and Certain Beneficial Owners." See also "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to our Definitive Proxy Statement under the headings "Proposal No. 1 Election of Directors—Determination of Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to our Definitive Proxy Statement under the heading "Proposal No. 2 Approval of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm—Principal Accountant Fees and Services."

Item 15. Exhibits

	Exhibit No.	Description
*	2.1	Separation and Distribution Agreement, dated as of August 1, 2022, between FTAI Infrastructure Inc. and Fortress Transportation and Infrastructure Investors LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	2.2	Purchase Agreement, dated as of February 26, 2025, by and among FTAI Infrastructure Inc., Ohio River Partners Holdco LLC and Long Ridge Energy & Power LLC, and Labor Impact Fund, L.P., Labor Impact Feeder Fund, L.P., Labor Impact Real Estate (Cayman) Holdings, L.P. and LIF LR Holdings LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	3.1	Certificate of Conversion (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.2	Amended and Restated Certificate of Incorporation of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.3	Amended and Restated Bylaws of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.4	Certificate of Designations of Series A Preferred Stock of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.4 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	3.5	Certificate of Amendment to the Certificate of Designations of Series A Senior Preferred Stock of FTAI Infrastructure Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed July 5, 2023).
	3.6	Second Certificate of Amendment to the Certificate of Designations of Series A Senior Preferred Stock of FTAI Infrastructure Inc., dated as of February 26, 2025 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	3.7	Certificate of Designations of Series B Convertible Junior Preferred Stock of FTAI Infrastructure Inc., dated as of February 26, 2025 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	4.1	Indenture, dated as of July 7, 2022, between FTAI Infra Escrow Holdings, LLC and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to the Company's Registration Statement on Form 10, filed July 12, 2022).
	4.2	First Supplemental Indenture, dated as of July 25, 2022, between FTAI Infra Escrow Holdings, LLC and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed July 25, 2022).
	4.3	Second Supplemental Indenture, dated as of August 1, 2022, among FTAI Infrastructure Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and as notes collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	4.4	Third Supplemental Indenture, dated as of July 5, 2023, between FTAI Infrastructure Inc. and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed July 5, 2023).
	4.5	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K, filed March 27, 2024).
	10.1	Amended and Restated Management and Advisory Agreement, dated as of July 31, 2022, between FTAI Infrastructure Inc. and FIG LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.2	Form of Indemnification Agreement by and between FTAI Infrastructure Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed August 1, 2022).
†	10.3	FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed August 1, 2022).
†	10.4	Form of Award Agreement pursuant to the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form 10, filed April 29, 2022).
†	10.5	Form of Director Award Agreement pursuant to the FTAI Infrastructure Inc. Nonqualified Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form 10, filed April 29, 2022).
	10.6	Registration Rights Agreement, dated as of August 1, 2022, between FTAI Infrastructure Inc., FIG LLC and Fortress Worldwide Transportation and Infrastructure Master GP LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.7	Engineering, Procuring and Construction Agreement dated as of February 15, 2019, between Long Ridge Energy Generation LLC and Kiewit Power Constructors Co. (incorporated by reference to Exhibit 10.17 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).
	10.8	Purchase and Sale of Power Generation Equipment and Related Services Agreement dated as of February 15, 2019, between Long Ridge Energy Generation LLC and General Electric Company (incorporated by reference to Exhibit 10.18 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).
	10.9	First Lien Credit Agreement dated as of February 15, 2019, among Ohio River PP Holdco LLC, Ohio Gasco LLC, Long Ridge Energy Generation LLC, the lenders and issuing banks from time to time party thereto, and Cortland Capital Market Services LLC, as administrative agent (incorporated by reference to Exhibit 10.19 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).
	10.10	Second Lien Credit Agreement dated as of February 15, 2019, among Ohio River PP Holdco LLC, Ohio Gasco LLC, Long Ridge Energy Generation LLC, the lenders from time to time party thereto, and Cortland Capital Market Services LLC, as administrative agent (incorporated by reference to Exhibit 10.20 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 3, 2019).

	10.11	Second Amended and Restated Senior Loan Agreement, dated as of June 1, 2024 and effective as of June 20, 2024, between Jefferson 2020 Bond Borrower LLC and Port of Beaumont Navigation District of Jefferson County, Texas (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed June 20, 2024).
	10.12	Deed of Trust, Security Agreement, Financing Statement and Fixture Filing, dated February 1, 2020, from Jefferson 2020 Bond Borrower LLC, as grantor, and Jefferson 2020 Bond Lessee LLC, as grantor, to Ken N. Whitlow, as Deed of Trust Trustee for the benefit of Deutsche Bank National Trust Company, as beneficiary (incorporated by reference to Exhibit 10.17 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 1, 2020).
	10.13	Amended and Restated Lease and Development Agreement, effective as of January 1, 2020, by and between Port of Beaumont Navigation District of Jefferson County, Texas, as lessor, and Jefferson 2020 Bond Lessee LLC, as lessee (incorporated by reference to Exhibit 10.18 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on May 1, 2020).
	10.14	Facilities Lease and Development Agreement, dated as of June 1, 2024 and effective as of June 20, 2024, between Jefferson 2020 Bond Lessee LLC and Port of Beaumont Navigation District of Jefferson County, Texas (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed June 20, 2024).
	10.15	Deed of Trust, Security Agreement, Financing Statement and Fixture Filing (JTS Port Property), dated as of June 20, 2024, executed and delivered by Jefferson 2020 Bond Lessee LLC and Jefferson 2020 Bond Borrower LLC, in favor of the trustee named therein for the benefit of the Collateral Agent on behalf of the owners of the Securities (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed June 20, 2024).
	10.16	Membership Interest Purchase Agreement, dated June 7, 2021, by and between United States Steel Corporation and Percy Acquisition LLC (incorporated by reference to Exhibit 10.1 of Fortress Transportation and Infrastructure Investors LLC's Current Report on Form 8-K, filed on June 8, 2021).
	10.17	Railway Services Agreement, dated July 28, 2021, by and among United States Steel Corporation, Transtar, LLC, Delray Connecting Railroad Company, Fairfield Southern Company, Inc., Gary Railway Company, Lake Terminal Railroad Company, Texas & Northern Railroad Company and Union Railroad Company, LLC (incorporated by reference to Exhibit 10.22 of Fortress Transportation and Infrastructure Investors LLC's Quarterly Report on Form 10-Q, filed on July 29, 2021).
*	10.18	Form of Subscription Agreement (incorporated by reference to Exhibit 10.17 of Amendment No. 2 to the Company's Registration Statement on Form 10, filed July 1, 2022).
	10.19	Investor Rights Agreement, dated August 1, 2022, between FTAI Infrastructure Inc. and the parties listed thereto (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.20	Warrant Agreement, dated August 1, 2022, between FTAI Infrastructure Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.21	Trademark License Agreement, dated as of August 1, 2022, between Fortress Transportation and Infrastructure Investors LLC and FTAI Infrastructure Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.22	Form of Letter sent to FTAI's option holders describing the equitable adjustment to FTAI's options (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, filed August 1, 2022).
	10.23	Investor Rights Agreement, dated as of February 26, 2025, by and among FTAI Infrastructure Inc., Labor Impact Fund, L.P., LIF AIV 1, L.P., Labor Impact Feeder Fund, L.P. and Labor Impact Real Estate (Cayman) Holdings, L.P (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	10.24	Amended and Restated Warrant Agreement, dated as of February 26, 2025, by and between FTAI Infrastructure Inc. and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed February 27, 2025).
	19.1	FTAI Infrastructure Inc. Insider Trading Policy.
	21.1	Subsidiaries of FTAI Infrastructure, Inc.
	23.1	Consent of Independent Registered Public Accounting Firm.
	31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†	97.1	FTAI Infrastructure Inc. Clawback Policy effective as of December 1, 2023 (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K, filed March 27, 2024).
	101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated and Combined Consolidated Statements of Operations; (iii) Consolidated and Combined Consolidated Statements of Comprehensive (Loss) Income; (iv) Consolidated and Combined Consolidated Statements of Changes in Equity; (v) Consolidated and Combined Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated and Combined Consolidated Financial Statements.
	104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† *Management contracts and compensatory plans or arrangements.*

* *Portions of this exhibit have been omitted.*

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

FTAI INFRASTRUCTURE INC.

By:	/s/ Kenneth J. Nicholson	Date:	March 13, 2025
	Kenneth J. Nicholson		
	Chief Executive Officer and President		

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:	/s/ Joseph P. Adams, Jr.	Date:	March 13, 2025
	Joseph P. Adams, Jr.		
	Chairman of the Board		
By:	/s/ Kenneth J. Nicholson	Date:	March 13, 2025
	Kenneth J. Nicholson		
	Chief Executive Officer and President		
By:	/s/ Scott Christopher	Date:	March 13, 2025
	Scott Christopher		
	Chief Financial Officer, Chief Accounting Officer and Treasurer		
By:	/s/ James L. Hamilton	Date:	March 13, 2025
	James L. Hamilton		
	Director		
By:	/s/ Judith A. Hannaway	Date:	March 13, 2025
	Judith A. Hannaway		
	Director		
By:	/s/ Ray M. Robinson	Date:	March 13, 2025
	Ray M. Robinson		
	Director		